    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 2000


                                                      REGISTRATION NO. 333-45450

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                  ------------

                        HYDROGEN BURNER TECHNOLOGY, INC.

             (Exact name of registrant as specified in its charter)

        CALIFORNIA                      3629                      33-0556632
      (State or other             (Primary Standard            (I.R.S. Employer
       jurisdiction                  Industrial               Identification No.)
     of incorporation)       Classification Code Number)

                               19300 SUSANA ROAD
                       RANCHO DOMINGUEZ, CALIFORNIA 90221
                                 (310) 900-0400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                  ------------

                                 DAVID M. MOARD
                            CHIEF EXECUTIVE OFFICER
                        HYDROGEN BURNER TECHNOLOGY, INC.
                               19300 SUSANA ROAD
                       RANCHO DOMINGUEZ, CALIFORNIA 90221
                                 (310) 900-0400

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  ------------

                                   COPIES TO:

          NANCY H. WOJTAS, ESQ.                          WILLIAM P. ROGERS, JR., ESQ.
      MANATT, PHELPS & PHILLIPS, LLP                       CRAVATH, SWAINE & MOORE
          11355 W. OLYMPIC BLVD                               825 EIGHTH AVENUE
      LOS ANGELES, CALIFORNIA 90064                        NEW YORK, NEW YORK 10019
        TELEPHONE: (310) 312-4307                         TELEPHONE: (212) 474-1270
        FACSIMILE: (310) 312-4224                         FACSIMILE: (212) 474-3700

                                  ------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                                  ------------

                        CALCULATION OF REGISTRATION FEE


                   TITLE OF EACH CLASS                                           PROPOSED MAXIMUM
                   OF SECURITIES TO BE                        AMOUNT TO BE      AGGREGATE OFFERING        AMOUNT OF
                       REGISTERED                              REGISTERED            PRICE(1)         REGISTRATION FEE
Common Stock, no par value...............................   9,200,000 shares       $119,600,000         $31,574.40(2)


(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).


(2) $30,360 previously paid.

                                  ------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT BECOMES EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED NOVEMBER 3, 2000

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospective is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS


                                8,000,000 SHARES




                                     [LOGO]

                                  COMMON STOCK


                                $     PER SHARE

                                   ---------


    We are selling 8,000,000 shares of our common stock. We have granted the underwriters an option to purchase up to 1,200,000 additional shares of common stock to cover over-allotments.



    This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $11.00 and $13.00 per share. We intend to apply to have our common stock included for quotation on the Nasdaq National Market under the symbol "HBTI."


                                 --------------


    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.


    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

                                                               PER SHARE        TOTAL
                                                              ------------   ------------
Public Offering Price.......................................  $              $

Underwriting Discount.......................................  $              $

Proceeds to Hydrogen Burner Technology (before expenses)....  $              $

    The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about           ,
2000.

                                 --------------

SALOMON SMITH BARNEY
                               CIBC WORLD MARKETS
                                                                 LEHMAN BROTHERS

           , 2000

                        HYDROGEN BURNER TECHNOLOGY, INC.
                           COVER GRAPHICS DESCRIPTION

The front inside cover folds out in a two-page format, following a first page inside-cover graphic. This layout, in effect, provides a three-page format inside the front cover.

Beginning on page one, clockwise from the top left corner, the HBT corporate logo, a photograph of a restaurant table setting (a commercial power application example), a photograph of an emergency room medical team (an example of auxiliary power backup for an emergency hospital application), a photograph of two people boarding a municipal bus (transportation applications), and a photograph of a supermarket aisle (commercial applications for power, cogeneration, thermal refrigeration). These four photographs have a graphical depiction, as a backdrop, of a man standing on a pathway that encircles a globe of the earth with a graphic of a space shuttle and city buildings.

The second page folds out of the first page and creates a two page graphic (two pages total). This page contains three rows of photographs and graphics. Beginning clockwise from the top left corner, the first picture in the first row is a graphical chart depicting the CO(2) emissions for consumed HBT hydrogen, produced from natural gas, versus gasoline consumed (kilograms per 100 kilometers traveled). The next picture in the first row is centered in the middle, when page two and page three are folded out side by side, and is a combination caricature of a residential home with two photographs depicting our fuel processor as one photograph (with a man standing next to the photograph to provide context) and a graphical arrow pointing to the second photograph of a residential fuel cell with our fuel processor inside as one of three main components to the fuel cell. That fuel cell picture has an arrow pointing to a position to the left of the residential home that shows a scaled version of the residential fuel cell outside the home. The picture of the residential home depicts applications for the use of the fuel cell, power for lighting rooms, providing hot water to a shower, providing heat and air-conditioning, and a refueling in the garage of the automobile powered by a fuel cell. The third picture in the first row is a graphical depiction of the Company's Solid Oxide Fuel Cell Technology. The second row beginning on the left contains seven photographs. The first is an agricultural farm scene (depicting biomass applications), to the right of this scene is a photograph of a telecommunications satellite dish (depicting remote power applications, the third photograph to the right is a city-scape overlaid to its right with a fourth photograph of a high power transmission line (depicting commercial power applications), the fifth through seventh photographs form a cluster of a fuel cell vehicle and an HBT on-board fuel processor (depicting transportation applications). The third row beginning on the left side depicts our on-site industrial generation applications, starting with a graphic of the industrial unit process depiction (simple process flow), to its right is a photograph of a natural gas fueled HBT 600SCF on-site generator (depicting industrial application benefits), above it is our industrial division's logo "PHOENIX GAS SYSTEMS - A DIVISION OF HYDROGEN BURNER TECHNOLOGY, INC.", to its right is a graphical depiction of a hydrogen refueling station for transportation applications overlaid on a photograph of a municipal hydrogen fueled bus at the Sunline transportation center where our on-site generator is located, to its right is a graphical table depicting the economical comparison for the cost in dollars of hydrogen per 100 standard feet, as compared with an HBT technology versus steam methane reforming or electrolysis using cost of capital and operation and maintenance comparisons.

The back inside cover shows, clock-wise from the top left corner the HBT corporate logo, followed by several customer and strategic partner logos, and ending with a photograph of a handshake. The various corporate customer and partner logos are:

Ballard, DCH Technology, Hydrogenics, Visteon, ZeTek Power, Sunline Transit Agency, Hpower, California Hydrogen Business Council, National Hydrogen Association, Gaz de France, Sosinox and FIBA.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.


                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      6
Special Note Regarding Forward-Looking Statements...........     18
Use of Proceeds.............................................     19
Dividend Policy.............................................     19
Capitalization..............................................     20
Dilution....................................................     21
Selected Consolidated Financial Data........................     22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     23
Business....................................................     29
Management..................................................     48
Certain Relationships and Related Transactions..............     58
Principal Shareholders......................................     62
Description of Capital Stock................................     65
Repurchase Offer............................................     68
Shares Eligible for Future Sale.............................     69
Underwriting................................................     72
Legal Matters...............................................     74
Experts.....................................................     74
Available Information.......................................     74
Index to Consolidated Financial Statements..................    F-1


                                 --------------


    Until             , 2000 (25 days after the date of this prospectus), all
dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                                 --------------

    UOB-TM- is our trademark. This prospectus also includes trademarks of other entities.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. BEFORE DECIDING TO INVEST IN OUR COMMON SHARES, YOU SHOULD CAREFULLY READ THIS ENTIRE PROSPECTUS, INCLUDING THE SECTION ENTITLED "RISK FACTORS."

                           HYDROGEN BURNER TECHNOLOGY


    We design and develop hydrogen fuel processors for fuel cell systems and industrial hydrogen generators. The efficient and cost-effective production of hydrogen is critical to the commercial introduction of fuel cell systems into the mass transportation and stationary markets. In the transportation market, we are developing on-board hydrogen processors for fuel cell vehicles and other transportation market applications. In the stationary fuel cell market, we are designing our initial products for residential and small commercial market applications. In addition, we are developing hydrogen generation systems that can be used at hydrogen refueling stations to fuel municipal bus systems and other fleet vehicles. For example, as a participant in a California Fuel Cell Project program, we have installed a large-scale hydrogen generation system at the SunLine Transit Agency to fuel buses powered by XCELLSIS The Fuel Cell Engine Company, an alliance among DaimlerChrysler Corp., Ford Motor Company and Ballard Power Systems Inc.



    Our goal is to become the leading provider of hydrogen fuel processors by capitalizing on our patented Under-Oxidized Burner (UOB-TM-) technology for hydrogen production. Since 1993, we have completed substantial field tests of our hydrogen generators with industrial gas companies such as Gaz de France and Air Liquide Canada, Inc. and have demonstrated our hydrogen processors for fuel cell systems to leading fuel cell manufacturers such as Ballard Power Systems, Plug Power Inc., H Power Corp. and EnAble-TM- Fuel Cell Corporation, a subsidiary of DCH Technology, Inc. We delivered our first commercial industrial hydrogen generation systems in 1997 for field testing purposes and expect to deliver our first commercial fuel processors for fuel cell systems by the end of 2000 for field testing purposes.



                        OUR PRODUCTS AND OUR TECHNOLOGY



    Our fuel processors and hydrogen generators are used to "reform" hydrocarbon-based fuels, such as gasoline or natural gas, to produce hydrogen. Reforming is a process by which hydrocarbon-based fuels are converted into hydrogen gas. Our products can utilize a broad range of readily available fuels, including natural gas, propane, gasoline and diesel. We believe that we are one of the few companies to offer such a fuel-flexible solution, thereby allowing our technology to be used in a greater variety of applications than that of our competitors. When compared to other currently available methods of producing hydrogen, we believe that our technology is more efficient, lower in emissions and lower in capital costs.


                     MARKET OPPORTUNITIES FOR OUR PRODUCTS

    IMPORTANCE OF HYDROGEN FUEL PROCESSORS TO FUEL CELL SYSTEMS. A fuel cell is an electrochemical device that produces electricity from hydrogen without combustion, with water and heat as the only by-products. Fuel cell systems have several advantages over conventional power generation systems, including lower emissions, higher fuel efficiency, quieter operation, lower vibration and potentially lower maintenance and capital costs. These advantages enable fuel cells to offer cleaner and more efficient alternatives to existing power sources.


    There are three major components to a fuel cell system: the fuel processor, the fuel cell stack and the power conditioning equipment. We produce fuel processors that are designed to generate hydrogen efficiently and in a scaled-down fashion suitable for broad commercial market applications. The cost of the fuel processor represents approximately 40% of the cost of all of the components of an entire fuel cell system. Accordingly, any significant cost reductions that are achieved by manufacturers of fuel processors could provide meaningful cost reductions in the completed fuel cell system. Such overall price reductions should greatly assist a fuel cell manufacturer's ability to achieve significant market penetration. We believe our products address these efficiency and cost issues.

    FUEL CELL MARKETS. Automotive companies, fuel cell developers, component suppliers and power suppliers are investing large amounts of capital in the development of fuel cell systems, many of which incorporate fuel processors. Trends that will influence the penetration of fuel cells into broad commercial markets include:


    - Increasing demand for power, particularly for continuous and reliable power;



    - Deregulation in the energy industry, which is opening markets for fuel cells;



    - Advantages of fuel cells over traditional power technologies; and



    - Environmental concerns regarding conventional power technologies.



    INDUSTRIAL HYDROGEN GENERATION MARKETS. Our hydrogen generators are completely integrated units that we believe offer an attractive on-site hydrogen generation alternative to bulk-delivered hydrogen by providing:


    - Cost advantages due to eliminating delivery, transfer and storage expenses;


    - Increased safety by reducing the amount of potentially hazardous hydrogen stored at an end-user's location; and



    - More consistent hydrogen purity with the flexibility to adjust purity to the user's desired level.


                          OUR STRATEGIC RELATIONSHIPS


    We have entered into strategic relationships with several corporations to expand our research and development efforts, increase marketing and distribution channels for our products and enhance our production and manufacturing capabilities.



    RELATIONSHIP WITH VISTEON CORPORATION. We have created a strategic alliance with Visteon Corporation to obtain engineering support services, contract manufacturing and a technology sharing and development program with respect to the development and manufacture of our hydrogen fuel processors for proton exchange membrane fuel cell applications.



    RELATIONSHIP WITH GAZ DE FRANCE. Gaz de France has become the exclusive distributor of our industrial hydrogen generating systems for industrial use and refueling stations in the European Union, Norway and Switzerland.



    RELATIONSHIP WITH ENGELHARD CORPORATION. We have entered into an agreement with Engelhard Corporation to jointly develop hydrogen fuel processing systems using our shared technologies.


                                  OUR STRATEGY

    Our goal is to be the world's leading developer and producer of hydrogen fuel processors used in fuel cell systems and on-site hydrogen generators used in industrial applications. To achieve our objectives, we have implemented the following strategies:


    DESIGN AND DEVELOP SUPERIOR PRODUCTS FOR FUEL CELL MARKETS. We are designing and developing proprietary hydrogen processors for proton exchange membrane fuel cell systems that will be used to power vehicles, residences, industrial and commercial facilities, devices at remote locations and certain military applications. In addition, we are also developing a fuel processor for solid oxide fuel cells to be used in stationary market applications.



    CAPITALIZE ON IMMEDIATE COMMERCIAL MARKETS FOR ON-SITE HYDROGEN GENERATION SYSTEMS. We believe that our hydrogen generation systems significantly reduce the cost, logistical, safety and regulatory problems associated with bulk-delivered hydrogen and have immediate commercial applications in numerous industrial manufacturing markets.



    BUILD ON RELATIONSHIPS WITH FUEL CELL MANUFACTURERS. We have existing commercial relationships with Ballard Power Systems, Plug Power, H Power and EnAble-TM-. We intend to be the provider of choice of hydrogen processors to all of the leading fuel cell system manufacturers.



    BENEFIT FROM STRATEGIC ALLIANCES AND SEEK NEW PARTNERS. We have strategic alliances with Visteon, Gaz de France and Engelhard. We believe that these relationships and other potential alliances will aid us in achieving our goal of becoming the world's leading producer of hydrogen processors for fuel cell systems and on-site hydrogen generation systems.



    CONTINUE TO REDUCE COSTS. We plan to continue to focus on reducing costs by efficiently combining our patented technology with existing commercial technologies. We plan to improve product performance and reduce production costs through the implementation of new technologies, such as microprocessor controllers, advanced catalysts and miniaturized components. We also expect to attain significant cost efficiencies as economies of scale in production are achieved.



    CONTINUE TECHNOLOGICAL ADVANCEMENTS. We are continuing our research and development of hydrogen processing technology to achieve technological advancements and establish our technological leadership in our target markets, improve our existing products and position us to develop technologies and products for additional market applications.



    ACQUIRE AND LICENSE COMPLEMENTARY TECHNOLOGIES. We intend to evaluate the acquisition and licensing of complementary technologies that can potentially accelerate the development and market penetration of our products.



    CONTINUE TO DEVELOP STRONG RELATIONSHIPS WITH GOVERNMENT AND OTHER NON-PROFIT ORGANIZATIONS. We have relationships with various state and federal governmental agencies and are also involved in several hydrogen and environmentally conscious organizations.


                                 --------------


    Our executive offices are located at 19300 Susana Road, Rancho Dominguez, California 90221, and our telephone number is (310) 900-0400. We were incorporated as a California corporation in November 1992 but we expect to reincorporate as a Delaware corporation immediately prior to the completion of this offering.

                                  THE OFFERING


Common stock offered..............................  8,000,000 shares
Common stock to be outstanding after this
  offering........................................  33,894,396 shares
Use of proceeds...................................  For capital expenditures, research and development, sales and marketing expenses,
                                                    working capital, potential acquisitions and
                                                    investments and general corporate purposes.
                                                    See "Use of Proceeds."
Proposed Nasdaq National Market Symbol............  HBTI



    The number of shares of our common stock to be outstanding after this offering:



    - is based on 12,377,352 shares of common stock outstanding as of October 31, 2000;



    - reflects the issuance of 4,862,158 shares of common stock in connection with the reorganization of our subsidiaries to consolidate our assets that will occur immediately prior to the closing of this offering. See "Certain Relationships and Related Transactions;"



    - includes 5,476,886 shares of common stock issuable upon exercise of warrants to be issued to Visteon prior to the closing of this offering, at an exercise price of $.0001 per share. See "Certain Relationships and Related Transactions;"



    - reflects the issuance immediately prior to the closing of this offering of 1,000,000 shares of common stock upon exercise of all outstanding and vested warrants at an exercise price of $4.00 per share;



    - reflects the sale of 2,178,000 shares of our common stock in connection with the reorganization of our subsidiaries to consolidate our assets that will occur immediately prior to the closing of this offering. See "Certain Relationships and Related Transactions;"



    - excludes 3,698,401 shares of common stock issuable upon exercise of options outstanding as of October 31, 2000 at a weighted average exercise price of $3.61 per share; and



    - excludes 504,599 shares of common stock available for grant under our 2000 Stock Incentive Plan as of October 31, 2000.


    Except as otherwise indicated, the information in this prospectus:


    - assumes our common stock will be sold in this offering at an initial public offering price of $12.00 per share, the mid-point of the estimated range of the initial offering price;



    - assumes no exercise of the underwriters' option to purchase 1,200,000 additional shares of common stock to cover over-allotments; and



    - assumes our reincorporation in Delaware and the filing of our new certificate of incorporation, which will occur prior to the closing of this offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following tables set forth our summary consolidated financial data. You should read this information together with our consolidated financial statements and the notes to those statements beginning on page F-1 of this prospectus, the information under "Selected Consolidated Financial Data," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    The pro forma net loss per share, basic and diluted gives effect to the issuance of 4,862,158 shares of common stock in connection with the reorganization of our subsidiaries to consolidate our assets. No adjustments have been made to reflect federal income taxes because the pro forma income tax provision would be zero.



                                                                                            SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,               JUNE 30,
                                                       ------------------------------      -------------------
                                                         1997       1998       1999          1999       2000
                                                       --------   --------   --------      --------   --------
                                                                                               (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.............................................  $   278    $   145    $ 1,238       $   516    $    76
Gross profit (loss)..................................       99        (47)       132             9         76
Loss from operations.................................   (2,629)    (3,128)    (3,394)       (1,841)    (2,370)
Net loss.............................................  $(1,846)   $(2,244)   $(2,937)      $(1,511)   $(2,140)
                                                       =======    =======    =======       =======    =======
Net loss per share, basic and diluted................                        $ (0.31)                 $ (0.20)
                                                                             =======                  =======
Shares used in computing net loss per share, basic
  and diluted........................................                          9,554                   10,698
                                                                             =======                  =======
Pro forma net loss per share, basic and diluted(1)...                        $ (0.20)                 $ (0.14)
                                                                             =======                  =======
Shares used in computing pro forma net loss per
  share, basic and diluted(1)........................                         14,416                   15,560
                                                                             =======                  =======



    The balance sheet data on a pro forma basis assumes the issuance of 4,862,158 shares of common stock in connection with the reorganization of our subsidiaries to consolidate our assets. The balance sheet data on a pro forma as adjusted basis assumes the consolidation transaction described above and the sale of 8,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, the mid-point of the estimated range, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.



                                                                     AS OF JUNE 30, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                         (UNAUDITED)
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $2,040     $2,040       $89,840
Working capital.............................................    1,115      1,115        88,915
Total assets................................................    3,662      3,662        91,462
Net shareholders' (deficiency) equity.......................   (2,733)       969        88,769


----------------


(1) Shares used in computing pro forma net loss per share, basic and diluted, excludes the issuance immediately prior to the closing of this offering of 1,000,000 shares of common stock upon the exercise of all outstanding, vested warrants at an exercise price of $4.00 per share; the issuance of 5,476,886 shares of common stock upon the exercise of warrants during a one-year vesting period following the closing of this offering; and the sale of 2,178,000 shares of our common stock in connection with the reorganization of our subsidiaries immediately prior to the closing of this offering. See "Certain Relationships and Related Transactions."

                                  RISK FACTORS

    INVESTING IN SHARES OF OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IF ANY OF THE FOLLOWING RISKS OCCUR, THE MARKET PRICE OF OUR SHARES OF COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

                         RISKS RELATING TO OUR COMPANY


OUR LIMITED OPERATING HISTORY MAY MAKE IT DIFFICULT FOR YOU TO ASSESS OUR BUSINESS AND FUTURE PROSPECTS.


    We have a limited operating history on which you can evaluate our business and future prospects. We are in the early stage of development and our proposed operations are subject to the risks inherent in the growth of a new business enterprise, including the absence of any significant operating history. We began to manufacture commercial units of our on-site hydrogen generation systems in 1997 and are now developing and field testing commercial units of our hydrogen fuel processors for fuel cell systems. We have not yet begun to manufacture either on-site industrial hydrogen generators or fuel processors for the fuel cell market in significant quantities. The likelihood of our success must be considered in light of the expenses, difficulties, complications, problems and delays frequently encountered in connection with the growth of a new business, the development of new technology, and the competitive environment in which we operate. In light of the foregoing, it is difficult or impossible for us to predict future results and you should not rely on our historical results of operations as indications of future performance.


WE HAVE A HISTORY OF LOSSES SINCE OUR INCEPTION AND EXPECT FUTURE LOSSES AND NEGATIVE CASH FLOW, WHICH MAY PREVENT US FROM IMPLEMENTING OUR BUSINESS STRATEGY, AND THE PRICE OF OUR COMMON STOCK MAY DECLINE.


    Our business has generated significant losses and negative cash flow since our inception and we expect our losses to continue. As of June 30, 2000, we had an accumulated deficit of approximately $12.2 million. Continuing losses may adversely affect the price of our common stock. In order to achieve profitability or positive cash flow, we need to both increase our sales volumes and reduce manufacturing costs of our products. Even if we do achieve profitability, we cannot be certain that we will be able to sustain profitability or positive cash flow.


WE MAY NOT BE ABLE TO COMPLETE THE DEVELOPMENT OF THE NECESSARY TECHNOLOGY TO COMMERCIALIZE OUR PRODUCTS, WHICH WOULD NEGATIVELY IMPACT OUR BUSINESS AND OUR ANTICIPATED GROWTH.


    Our success will depend upon our products meeting acceptable cost and performance criteria, and upon their timely introduction into the marketplace. Our product development efforts for hydrogen fuel processors and industrial hydrogen generators may be subject to unanticipated and significant delays, expenses and technical or other problems, as well as the possible lack of funding to complete this development. Our proposed products and technologies may never be successfully developed on a mass commercial scale, and even if developed, they may not perform to commercially acceptable standards. We may experience delays in meeting our development milestones or delays in achieving performance goals relating to efficiency, cost-effectiveness, reliability and service arrangements set by us or our customers. Failure to develop our products for mass production or significant delays in the development of our products would have a material adverse effect on our relationship with potential customers, cause us to lose business and cause the market price of our common stock to decline.

PRODUCT FAILURES IN OUR FIELD TESTS COULD NEGATIVELY IMPACT DEMAND FOR OUR PRODUCTS, WHICH WOULD SUBSTANTIALLY HARM OUR BUSINESS, FINANCIAL CONDITION AND PROFITABILITY.


    We are currently field testing our products both at our own facilities and our customers' facilities. We have only recently begun to field test our hydrogen processors for fuel cell systems. We may encounter problems and delays during our field tests for a number of reasons, including the failure of our technology or the technology of third parties, as well as the failure, of ourselves or our customers, to maintain and service these units properly. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our field tests could materially harm our reputation and impair market acceptance of, and demand for, our products, which would substantially harm our business, financial condition and ability to achieve profitability.


IF WE ARE NOT ABLE TO LOWER THE UNIT COST OF PRODUCTION OF OUR PRODUCTS AND PRODUCE A COST-EFFECTIVE PRODUCT FOR LARGE-SCALE MANUFACTURE, WE WILL NOT BE ABLE TO MEET OUR BUSINESS AND GROWTH OBJECTIVES.



    To date, we have derived revenues principally from research and development contracts and from limited sales of our industrial hydrogen generating systems. Our sales of hydrogen fuel processors for fuel cell systems have been limited to demonstration and prototype models. Currently, the costs of producing our products exceed the price of our products. To make our products commercially viable, we must reduce the cost of producing our products. We may not be able to produce any of our products in a cost-effective manner on a large commercial scale, and, if produced, we may not be able to market these products successfully. We expect the production costs of our initial commercial units to be higher than their sales price and there can be no assurance that we will attain higher production levels or that sales prices will ever exceed our production costs. If we fail to reduce the cost of our products, we will not be able to meet our business and growth objectives.



WE ARE DEPENDENT ON OUR RELATIONSHIPS WITH STRATEGIC PARTNERS AND THE FAILURE TO MAINTAIN OR DEVELOP THESE RELATIONSHIPS MAY MATERIALLY IMPEDE OUR ABILITY TO EXPAND OUR OPERATIONS IN A COST-EFFECTIVE MANNER.



    We have entered and plan to enter into relationships with a number of strategic partners for the design, manufacture and distribution of our products and the loss of or failure to develop any of these relationships could materially impede our access to broad market opportunities. Our contract manufacturing arrangement with Visteon makes us dependent upon Visteon for the mass-scale manufacture of our hydrogen processors for fuel cell systems. If Visteon does not provide us with the necessary manufacturing support on commercially acceptable terms, we could lose sales or experience delays in obtaining alternative sources, or in developing our own manufacturing expertise, to satisfy our manufacturing needs. These delays could adversely affect our ability to manufacture and market our products.



    We have entered into a distribution agreement with Gaz de France for our industrial hydrogen generating systems in Europe, but do not have any definitive arrangements of significance for distribution in other parts of the world or for our hydrogen fuel processors for fuel cell systems. Unless we can arrange for distribution in these other markets and for our hydrogen fuel processors for fuel cell systems, we will be required to develop our own distribution and marketing network which will require substantial time, cost and effort. Furthermore, Gaz de France may extend the period in which to make the minimum number of purchases under our distribution agreement by an additional
12 months, which may delay our ability to terminate our distribution agreement and implement alternative distribution arrangements.



    As part of our agreement with Engelhard, we are relying on access to their proprietary catalyst technology to develop commercial units of our stationary fuel cell systems. Upon expiration of this agreement on December 31, 2001, Engelhard is not obligated to license any of its proprietary catalyst technology to us and we may be unable to develop or acquire, or may experience delays in developing or acquiring, acceptable catalyst technology to develop our products. Engelhard may terminate our agreement on 90 days' notice. If Engelhard does terminate the agreement, we are only entitled to royalty-free access to its solely owned patents and technology for production of our first 100 stationary fuel processors. After 100 units we will have to negotiate with Engelhard for a royalty-based license of its patents and technology to produce additional processors or we will have to find alternate suppliers. Any lack of access to such technology could have a material adverse effect on our ability to commercialize our stationary fuel systems on a timely basis.


    We cannot assure you that we will be able to obtain or maintain necessary strategic relationships or that our current or future strategic partners will provide us with the resources for marketing or manufacturing our products.


OUR COMPETITORS MAY HAVE EXISTING AGREEMENTS WITH THE LIMITED NUMBER OF FUEL CELL MANUFACTURERS THAT EXIST TODAY, WHICH AGREEMENTS COULD HINDER OR PREVENT US FROM SUCCESSFULLY MARKETING OUR PRODUCTS TO SUCH FUEL CELL MANUFACTURERS.



    Only a limited number of fuel cell manufacturers exist today and we must successfully market our hydrogen processor for fuel cells to as many of these companies as possible in order to achieve our business goals. However, some of these fuel cell manufacturers may already have agreements with other companies to provide fuel processors for their fuel cell systems, some of which may be on an exclusive basis. These existing arrangements between fuel cell manufacturers and other fuel processor companies may hinder or prevent us from successfully marketing our products to such fuel cell manufacturers. Moreover, although there is a fairly broad industry practice by fuel cell manufacturers of entering into agreements with multiple suppliers of components in order to maintain diverse sources of supplies, there is no guarantee that we would be chosen as one of these suppliers even if a fuel cell manufacturer did not have an exclusive arrangement with another company for fuel processor technology.



WE HAVE NO EXPERIENCE MANUFACTURING OUR PRODUCTS ON A LARGE-SCALE BASIS AND WE NEED TO DEVELOP OR OBTAIN SUCH EXPERTISE TO BE CAPABLE OF SATISFYING LARGE COMMERCIAL ORDERS IN A TIMELY FASHION.



    We will need to significantly expand our manufacturing capability in order to expand our business. While we intend to rely heavily on our manufacturing alliance with Visteon for the production of our fuel cell products, we may need to develop or obtain additional manufacturing expertise. We may not be able to develop or obtain the necessary manufacturing expertise for our hydrogen generators and fuel processors to be capable of satisfying large commercial orders in time to meet our product commercialization schedule or satisfy the requirements of our customers.



WE MAY NOT BE ABLE TO MANAGE THE RAPID EXPANSION OF OUR OPERATIONS SUCCESSFULLY AND OUR FAILURE TO DO SO COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND PROFITABILITY.


    The rapid expansion of our manufacturing operations will place significant demands on our managerial, technical, financial and other resources. We are undergoing rapid growth in the number of our employees, the size and capability of our manufacturing facility and the scope of our operations. We will be required to make significant investments in our engineering and logistics systems, and our financial and management information systems. There can be no assurance that our management skills and the systems we currently have in place will enable us to implement our expansion strategy successfully or that we will be able to attract and retain skilled management and production personnel. Our failure to manage our growth effectively would have a material adverse effect on our business, financial condition and ability to achieve profitability.

WE FACE INTENSE COMPETITION AND MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST COMPETITORS, WHO MAY PRODUCE MORE COST-EFFECTIVE PRODUCTS.



    The markets for hydrogen fuel processors for fuel cell applications and on-site hydrogen generation are evolving rapidly and are extremely competitive and there is no assurance that we can succeed. In the fuel cell market, there are several companies currently developing a hydrogen processor to work with fuel cells in stationary and transportation applications. In the industrial hydrogen market, we compete with several other reforming technologies, including other partial oxidation methods, electrolysis, steam methane and methanol reforming. In addition, our on-site industrial hydrogen production system competes with merchant delivery of hydrogen. It is uncertain at this time which, if any, of the technologies currently under development will ultimately become industry standards and whether our technology and products will be accepted or gain or maintain significant market share. Our competitors range from development stage companies to major domestic and international companies, many of which have:


    - substantially greater financial, technical, marketing and human resource capabilities;

    - established relationships with original equipment manufacturers;

    - name-brand recognition; and

    - established positions in the markets that we have targeted for penetration.

    These or other companies may succeed in developing and bringing to market more quickly products or technologies that are more cost-effective than those being developed by us or that would render our products and technology non-competitive in the marketplace.


OUR SUCCESS DEPENDS HEAVILY ON OUR RELATIONSHIPS WITH A LIMITED NUMBER OF FUEL CELL MANUFACTURERS AND FAILURE TO MAKE OUR FUEL PROCESSORS COMPATIBLE WITH THEIR PRODUCTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.



    During the next few years, even after the year 2003, when fuel cell systems are expected to become commercially available, we expect that as much as 85% of our revenues will be derived from sales of our hydrogen processors for fuel cell systems. There is a limited number of manufacturers of these products and our success will be dependent upon them. Accordingly:



    - If we fail to make our fuel cell processors compatible with the products of fuel cell manufacturers or component manufacturers, or if these manufacturers fail to design or make necessary modifications to their fuel cell products to integrate our processors, it could significantly impair or preclude our ability to sell our products.



    - We will be adversely affected if fuel cell manufacturers that incorporate our products are less successful than other fuel cell manufacturers.



    - Any design, manufacturing or marketing problems encountered by manufacturers of fuel cell systems or components could adversely affect the market for our hydrogen fuel processors.



    - Due to the limited number of fuel cell manufacturers, we may be required to provide volume discounts or other allowances, which may reduce our profitability.



WE ARE DEPENDENT UPON A LIMITED NUMBER OF SUPPLIERS FOR KEY COMPONENTS OF OUR PRODUCTS AND ANY CHANGE IN THE PRICES OR AVAILABILITY OF THOSE COMPONENTS COULD HAVE A NEGATIVE IMPACT ON OUR MANUFACTURING CAPABILITY AND THE PRICE OF OUR PRODUCTS.



    Our results of operations will suffer if we are unable to maintain relationships with suppliers on acceptable terms, or if these suppliers should fail to deliver components on a timely basis that meet our quality, quantity or cost standards. We depend upon a limited number of suppliers for the following components: major vessels, refractory linings, burner assembly and preheat coils, air compressors, natural gas compressors and hydrogen filters. Although we are not solely dependent upon a single supplier for any critical component, our business may suffer if our primary supplier cannot supply components on schedule and budget. If we are required to use alternate suppliers, our costs may be higher and we may experience production delays while we integrate the products of new suppliers into our units.



    - QuestAir Technologies, Inc., a Canadian firm, manufactures hydrogen filters which represent approximately 25% of the total cost of our on-site industrial hydrogen unit.



    - We rely on Engelhard to manufacture catalysts, which are a key component for our hydrogen fuel processor for fuel cell systems.



    In particular, any change in the prices and/or availability of these important components could have a negative impact on our ability to manufacture our products.



WE MAY NEED ADDITIONAL FINANCING, WHICH MAY NOT BE AVAILABLE TO US ON ACCEPTABLE TERMS OR AT ALL, IN WHICH CASE WE MIGHT BE UNABLE TO FUND THE IMPLEMENTATION OF OUR BUSINESS OR MEET WORKING CAPITAL REQUIREMENTS.



    We expect that we may need additional financing in the future, which may not be available to us on acceptable terms. We anticipate, based on current proposals and assumptions relating to the implementation of our business plan, that the net proceeds of this offering, together with the proceeds from the issuance of shares to current shareholders immediately prior to this offering and all other existing sources of capital, will be sufficient to satisfy our funding requirements through the next 24 months, but a number of alternative scenarios is possible.



    - It is possible those funds may be expended prior to that time due to changes in our business plan or unanticipated changes in economic conditions or other circumstances.



    - In the event that our plans change, our assumptions change or prove to be inaccurate, or if the net proceeds of this offering and projected revenues otherwise prove to be insufficient to fund the implementation of our business plan or working capital requirements, we could be required to seek additional financing sooner than currently expected.



    - As we have no current arrangements with respect to any additional financing, there can be no assurance that any additional financing will be available when needed or on commercially reasonable terms. Any inability to obtain additional financing when needed would have a material adverse effect on our ability to fund our research and development activities and on the development of our manufacturing capabilities, which could require us to delay our product development and commercialization schedule.



    - Lack of adequate financing may force us to reduce our sales and marketing efforts or forego attractive business opportunities. If we raise additional funds through the issuance of equity or convertible debt securities, a purchaser will have reduced ownership percentage and may experience significant dilution.



    - To attract investment capital, we may be required to issue securities that contain rights, preferences or privileges that are senior to those of our common stock.



WE DEPEND ON INTELLECTUAL PROPERTY LAWS AND REGULATIONS AND CONTRACTUAL ARRANGEMENTS TO MAINTAIN EXCLUSIVE OWNERSHIP OF OUR TECHNOLOGY AND OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY COULD ADVERSELY AFFECT OUR COMPETITIVE POSITION.



    Our ability to compete effectively against other companies designing hydrogen fuel processors and generators will depend on our ability to maintain the exclusive ownership of our UOB-TM- technology and other proprietary technology systems. Our inability to maintain the proprietary nature of our technology and processes could harm our business prospects, results of operations and financial condition. While we seek to protect these rights through a combination of patent and trade secret protection, non-disclosure agreements and other arrangements, the following risks exist:



    - Patents may not be issued under pending or future applications or with the breadth of coverage sought by us, and any issued patents that we hold for our UOB-TM- technology may not provide adequate protection for our products or processes.



    - Our UOB-TM- technology, which pursuant to our agreement with Gaz de France is being marketed and sold in Switzerland, the Netherlands and throughout the European Union, may be at risk in those territories. Effective patent, trademark, copyrights and trade secret protection for our UOB-TM-technology may be unavailable, limited or not applied for in these countries and in other countries in which we do business in the future.



    - Patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States and any resulting patents may be difficult to enforce. There can be no assurance that our competitors will not either independently develop or acquire proprietary information that is substantially similar or superior to ours or obtain access to our proprietary information.



    - Because there can be no assurance that we would prevail if challenges to our intellectual property rights are asserted by third parties against us, we could incur substantial costs defending patent infringement suits brought by others and prosecuting patent infringement suits against third party infringers.



    - If we are found to be infringing on third party patents, we do not know whether we will be able to obtain licenses to use such patents or on acceptable terms. Failure to obtain needed licenses could delay or prevent the development, manufacture or sale of our hydrogen fuel processors and generators.



    - Competitors' products may infringe upon our patents and the cost of protecting our rights may be substantial, if not cost prohibitive, thereby undermining our ability to protect our products effectively.



    - We also rely on confidentiality agreements with our employees and third parties to protect our proprietary and intellectual property, including intellectual property that may not be patented or patentable, know-how and trade secrets, but we may not be successful in enforcing compliance with the terms of these agreements.



CHANGES IN ENVIRONMENTAL LAWS AND REGULATIONS, POTENTIAL LIABILITY FOR ENVIRONMENTAL DAMAGES AND RELATED ENFORCEMENT ACTIONS COULD ADVERSELY IMPACT OUR OPERATIONS.



    Our business is subject to numerous laws and regulations that govern environmental protection. These laws and regulations have changed frequently in the past and it is reasonable to expect additional changes in the future. Our operations may not comply with future laws and regulations and we may be required to make significant unanticipated capital and operating expenditures.



    - If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action or pay substantial damage claims.



    - Our business also exposes us to the risk of accidental release of hazardous or flammable materials, such as natural gas and hydrogen, which could result in personal injury or damage to property. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims and in some instances we may not be reimbursed at all for these costs. Specifically, although we have a general liability insurance policy, this policy has a fairly broad exclusion that removes coverage for any liabilities that we incur for environmental pollution-related occurrences.



WE WILL NEED TO ATTRACT AND RETAIN KEY PERSONNEL TO SUCCESSFULLY EXPAND OUR BUSINESS.



    The successful development, marketing and manufacturing of our products will depend on our ability to attract and retain a highly skilled management team and specialized workforce, including scientists, engineers, researchers, and manufacturing and marketing professionals. Based on our planned expansion, we will require a significant increase in the number of our employees and outside contractors. Because a large portion of our expense relates to personnel that cannot be easily reduced without adversely affecting our business plan, our financial commitment to personnel may limit us from effectively adjusting spending to compensate for revenue shortfalls, which would increase our losses and negative cash flow or reduce, or eliminate, any operating income. We do not maintain "key-man" life insurance policies on our personnel.



OUR EXPANSION INTO INTERNATIONAL MARKETS EXPOSES US TO UNFAMILIAR COMMERCIAL AND LEGAL REQUIREMENTS, AND THE RISK OF CURRENCY FLUCTUATIONS, ALL OF WHICH MAY ADVERSELY EFFECT OUR PLANNED EXPANSION.



    We have only recently begun to sell and license our products and technologies internationally and our success depends, in part, on our ability to secure foreign customers and our ability to manufacture products that meet foreign regulatory and commercial requirements. Our international expansion poses a number of challenges to our business:



    - We have limited experience developing and manufacturing our products to comply with the commercial and legal requirements of international markets.



    - We are subject to tariff regulations and requirements for export licenses, particularly with respect to the export of certain technologies.



    - We face numerous unpredictable factors, including unexpected changes in regulatory requirements, fluctuations in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws.


                         RISKS RELATING TO OUR INDUSTRY


FUEL CELLS ARE NOT COMMERCIALLY AVAILABLE AT THIS TIME AND MAY NEVER BECOME COMMERCIALLY VIABLE PRODUCTS, IN WHICH CASE SALES OF OUR HYDROGEN PROCESSORS FOR FUEL CELLS WOULD SUFFER AND OUR PROJECTED REVENUES WOULD BE SIGNIFICANTLY REDUCED.



    Fuel cells are still a relatively new technology and are not presently commercially available. Significant obstacles to commercialization of fuel cells remain and additional obstacles may arise due to unforeseen technical challenges or increased governmental regulations.



    The following technical and logistical disadvantages present significant obstacles to the broad commercial application of fuel cell technology:



    - current fuel cell technology does not have the proven dependability that many of the existing alternative technologies have in our target markets;



    - the high manufacturing costs currently associated with low-volume fuel cell production make many commercial applications in our target markets prohibitively expensive;

    - appropriate integration of current fuel cell systems into existing conventional technology may be difficult;



    - hydrogen gas is not readily available through a broad distribution system; and



    - fuels such as hydrogen are not as readily available as fuels such as natural gas, propane, gasoline and methanol, which are used in some of the alternative technologies of our competitors in our target markets.



    Due to the fact that our projected revenues depend, in significant part, upon the sale of hydrogen processors for fuel cells, the absence or delay in establishment of a commercially viable market for such products could have a material adverse impact on our financial condition and our plans for growth.



IF THE MARKETS FOR FUEL CELL SYSTEMS AND INDUSTRIAL HYDROGEN GENERATION DO NOT EXPAND AS WE ANTICIPATE, OR IF ALTERNATIVES TO OUR PRODUCTS ARE MORE SUCCESSFUL THAN OUR PRODUCTS, OUR BUSINESS WILL SUFFER.


    A significant market may never develop for our products or may develop more slowly than we anticipate, resulting in our inability to generate sufficient revenue to attain profitability. Fuel cell products for stationary and transportation applications represent an emerging market and we do not know whether our targeted distributors, resellers or end-users will purchase our hydrogen fuel processors for fuel cell products. To date, the market for on-site hydrogen generation has generally been limited to large-scale steam methane reformers and we cannot assure you that a market will develop for our on-site industrial hydrogen generators. The development of a significant market for our products may be impacted by many factors, some of which are out of our control, including:


    - the future costs of obtaining natural gas, propane, diesel, gasoline, methane and other fuels used by our systems;


    - environmental and other regulatory requirements;


    - the emergence of more competitive technologies and products;


    - cost competitiveness of our systems with competing products;

    - consumer reluctance to try our systems; and

    - consumer perception of the safety and reliability of our products.

    Due to these factors, we cannot anticipate with any degree of certainty what our revenues and profitability, if any, will be in future periods. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. If we fail to do so, the market price for our common stock could suffer.


THE FUELS ON WHICH OUR PRODUCTS RELY MAY NOT BE AVAILABLE ON A COST-EFFECTIVE BASIS, WHICH MAY DISCOURAGE POTENTIAL CUSTOMERS FROM PURCHASING OUR PRODUCTS.



    Our products require fuels or "feedstocks" to operate, such as natural gas, propane, diesel, gasoline, methane and other hydrocarbon-based products. Such feedstocks may not be available on a cost-effective basis in the future. Even if these fuels are available, if our systems are unable to produce hydrogen at a cost that is comparable to hydrogen supplied by merchant gas companies or electricity provided through the electric grid system, potential customers will be less likely to purchase our products.


CHANGES IN GOVERNMENT POLICIES AND REGULATIONS COULD IMPAIR DEMAND FOR OUR PRODUCTS.


    Government regulation of our systems at the federal, state or local level could increase our costs and, therefore, harm our business, prospects and financial condition. Our products and their installation are subject to state and local ordinances relating to building codes, safety, utility connections, environmental protection and related matters. At this time, we cannot anticipate which jurisdictions, if any, will impose regulations directed at our products or their use.



    - Because the fuel cell industry is still in the developmental stage, there are not industry-specific government regulations regarding fuel cells in the United States covering the design, storage, transportation or installation of fuel cell systems. However, significant government regulation has traditionally existed concerning the production of electrical energy and, therefore, there may be industry-specific government regulations to be imposed on fuel cells in the markets in which we plan to offer our products.



    - It is also possible that future and existing regulations, particularly licensing, will impact our ability to distribute, install and service our products. For example, stationary power systems cannot be operated without permits in many, if not all, of the markets in which we will be marketing and selling our products. The inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for our products. As we distribute our products to our early target markets, federal, state or local government entities or competitors may seek to impose regulations impacting us directly or indirectly.



    - Changes in environmental policies could also have a negative impact on our business. For example, our principal target markets for our hydrogen fuel processors for fuel cell systems are the stationary and transportation markets and our business will suffer if environmental policies change and no longer encourage the development and growth of these markets.



OUR PRODUCTS USE INHERENTLY DANGEROUS, FLAMMABLE FUELS THAT COULD SUBJECT OUR BUSINESS TO PRODUCT LIABILITY CLAIMS THAT MAY EXCEED THE SCOPE OF OUR INSURANCE COVERAGE.



    Our business exposes us to potential product liability claims that are inherent in hydrogen and products that use hydrogen. Hydrogen is a flammable gas and therefore a potentially dangerous product. Hydrogen is typically generated from gaseous and liquid fuels that are also flammable and dangerous, such as propane, natural gas or methane, in a process known as reforming.



    - Natural gas and propane could leak into a residence or commercial location and combust if ignited by another source. Any accidents involving our systems or other hydrogen-based products could materially impede widespread market acceptance and demand for our products.



    - We may be held responsible for damages beyond the scope of our insurance coverage.



    - We cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.



UTILITY COMPANIES COULD PLACE BARRIERS ON OUR ENTRY INTO THE MARKET FOR RESIDENTIAL POWER, SUCH AS ADDING FEES FOR A CUSTOMER'S USE OF LESS ELECTRICITY, WHICH WOULD REDUCE DEMAND FOR OUR PRODUCTS.



    If utility companies begin to charge fees to residential customers for using less utility-based electricity or if residential customers begin to use the electric utility grid for backup purposes only, these fees could effectively increase the cost to residential customers using fuel cell systems that contain our hydrogen fuel processors by making fuel cells less cost-effective and less attractive to potential customers. Although these reduced-use fees are currently charged only to industrial users, it is possible that, as the market for residential power generation develops, utility companies could charge similar fees to residential customers in the future.

WE FACE RAPID TECHNOLOGICAL CHANGE IN OUR MARKETS THAT COULD MAKE OUR PRODUCTS LESS DESIRABLE OR OBSOLETE, WHICH MAY REQUIRE US TO EXPEND SIGNIFICANT RESOURCES TO REMAIN COMPETITIVE.



    Our product is one of a number of hydrogen processing systems being developed today. Technological advances in alternative hydrogen processing systems may render our existing proprietary technology and systems obsolete. Future advances in technology may not be beneficial to, or compatible with, our business. Further, we may not use new technologies effectively or adapt our proprietary technology and hydrogen-processing systems to user requirements or emerging industry standards on a timely basis. Our ability to remain technologically competitive may require substantial expenditures and lead-time.


                         RISKS RELATING TO THE OFFERING


OUR QUARTERLY OPERATING RESULTS ARE LIKELY TO BE VOLATILE IN THE FUTURE AND THIS COULD NEGATIVELY IMPACT THE MARKET PRICE OF OUR COMMON STOCK.


    Our quarterly operating results are likely to vary significantly in the future. Fluctuations in our quarterly financial performance may result from, for example:

    - unevenness in demand and orders for our products;

    - significant short-term capital expenses as we develop our manufacturing facilities;

    - a shortage of the raw materials used in the production of our hydrogen fuel processors; and

    - difficulties with our manufacturing operations.

    Because of these anticipated fluctuations, our sales and operating results between fiscal quarters are likely to be inconsistent, may not be indicative of our future performance and may be difficult for investors to evaluate properly. As a result, the market price of our common stock may be adversely affected.


OUR STOCK PRICE MAY BE VOLATILE, WHICH COULD MEAN THAT YOU MAY NEVER BE ABLE TO SELL YOUR STOCK FOR A PROFIT.


    Prior to this offering there has been no public market for our common stock. We cannot predict the extent to which, or if, investor interest will lead to the development of an active and liquid trading market. The initial public offering price for the shares of our common stock has been determined by negotiations between us and the representatives of the several underwriters and may not be indicative of the market price of our common stock that will prevail in the trading market. The market price of our common stock may decline below the initial public offering price and this decline may be significant. The value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

    - variations in our actual and anticipated operating results;

    - changes in our earnings estimates by research analysts;

    - our failure to meet analysts' performance expectations; and

    - lack of liquidity.

    In addition, stock markets, particularly the Nasdaq National Market, have experienced extreme price and volume fluctuations, and the market prices of securities of technology companies have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, you may not be able to sell your shares at or above the initial public offering price.

OUR CHARTER DOCUMENTS AUTHORIZE THE ISSUANCE OF PREFERRED STOCK AND CONTAIN LIMITATIONS ON OUR SHAREHOLDERS' RIGHTS, WHICH MAY ADVERSELY AFFECT YOUR RIGHTS AND THE PRICE OF OUR COMMON STOCK.


    Upon completion of this offering, our board of directors will have the authority to issue shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by you. Your rights will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.


    Our charter documents also provide for limitations on the ability of shareholders to call special meetings and act by written consent and prohibit cumulative voting for directors. The charter documents also establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings. Provisions in our certificate of incorporation and bylaws could substantially impede a change of control or changes in our management that you might consider favorable. See "Description of Capital Stock" for a description of these provisions. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.


OUR PRINCIPAL SHAREHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS HAVE SUBSTANTIAL CONTROL OVER OUR AFFAIRS AND YOU WILL NOT BE ABLE TO INFLUENCE THE OUTCOME OF MANY IMPORTANT TRANSACTIONS OR BUSINESS POLICIES.


    After consummation of this offering, executive officers, directors and shareholders who beneficially own more than 5% of our common stock will have the power, in the aggregate, to direct the vote of approximately 75% of our voting securities. Therefore, these persons may have the power to influence our business policies and affairs and determine the outcome of any matter submitted to a vote of our shareholders, including mergers, sales of substantially all of our assets and changes in control. These stockholders may use their influence to approve or take actions that are adverse to your interests. A concentration of such voting power may have a negative impact on the market price of our common stock. See "Principal Shareholders" for more information on the stock holdings of our directors, officers and large shareholders.



FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE, IN WHICH CASE YOU MAY NOT BE ABLE TO RECOGNIZE A PROFIT ON YOUR INVESTMENT.



    If our shareholders sell, or if there is a perception that our shareholders intend to sell, substantial amounts of our common stock in the public market following this offering, including shares issued upon the exercise of outstanding options, the trading price of our common stock could fall. Such sales also might make it more difficult for us to raise capital in the future at a time and price that we deem appropriate. Upon completion of this offering, assuming the exercise of all warrants, we will have outstanding
33,894,396 shares of common stock (based upon shares outstanding as of
October 31, 2000), assuming no exercise of outstanding options after
October 31, 2000. Of these shares, the 7,600,000 shares sold in this offering will be freely tradable. Other shares will be eligible for sale in the public market after the date of this prospectus, substantially all of which are subject to lock-up agreements, and, in some cases, to the holding period, volume limitations and other requirements of Rule 144 under the Securities Act. Within
180 days after the date of this prospectus,          shares will be available
for sale. In addition, at various times thereafter, at such times as the
relevant one-year holding periods for such shares expire,       shares shall
become available for sale.



    Sofinov Societe Financiere d'Innovation, Inc., who will hold 7,466,905 shares of our common stock, will be entitled to certain rights after this offering with respect to registration of its shares under the Securities Act. These rights may permit Sofinov to request registration of 25% of its holdings six months after this offering and the balance of its holdings one year after this offering. Visteon Corporation, who may acquire at a nominal price 5,476,886 additional shares of our common stock within one year after this offering through the exercise of warrants, will be entitled to demand registration of 25% of those shares commencing two years after this offering and the balance of those shares three years after this offering. In addition, the exercise of these registration rights may allow either Sofinov or Visteon, or both, to sell their shares in the market in connection with any future public offerings by us of our equity securities. See "Description of Capital Stock--Registration Rights".


    We cannot predict if future sales of our common stock, or the availability of our common stock, will harm the market price for our common stock or our ability to raise capital by offering equity securities.


WE DO NOT INTEND TO PAY ANY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE AND OUR INTENTION NOT TO PAY DIVIDENDS MAY ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK AND THE RETURN ON YOUR INVESTMENT.



    We have not paid any cash dividends on our common stock and we do not intend to pay any dividends on our common stock for the foreseeable future. We currently intend to retain all of our earnings, if any, to finance the development and growth of our business. The failure to pay dividends may have an adverse effect on the market price of our common stock and the return on your investment.



OUR MANAGEMENT MAY NOT USE THE PROCEEDS FROM THIS OFFERING EFFECTIVELY, IN WHICH CASE WE MAY NOT BE ABLE TO SUCCESSFULLY OPERATE AND GROW OUR BUSINESS.



    If our management does not use the proceeds from this offering effectively, we may not be able to operate and grow our business successfully. The net proceeds of this offering are estimated to be approximately $87.8 million, at the assumed initial public offering price of $12 per share, after deducting the estimated underwriting discount and our estimated offering expenses. At present, we have wide ranges in planned expenditures to be funded with the proceeds due to our need to retain flexibility to respond to factors affecting our business. Accordingly, our management will retain broad discretion as to the allocation of the proceeds of this offering and may use such proceeds in a manner with which you may not agree. See "Use of Proceeds" for more information regarding the use of proceeds from this offering.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


    This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" contains forward-looking information. This forward-looking information is subject to risks and uncertainties including the factors listed under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. We do not intend to update any of our forward-looking statements after the date of this prospectus, other than as required by law. You should not place undue reliance on forward-looking statements.

                                USE OF PROCEEDS


    We expect to receive approximately $87.8 million in net proceeds from the sale of 8,000,000 common shares being offered by us in this offering, based on an estimated initial public offering price of $12.00 per common share. We estimate that the net proceeds will be approximately $101.2 million if the underwriters' over-allotment option is exercised in full.



    The primary purposes of this offering are to increase our equity capital, create a public market for our common shares and facilitate future access to public markets. As of the date of this prospectus, we have not made any specific expenditure plans with respect to the net proceeds of this offering, except as described below. We expect to use the net proceeds of this offering for general corporate purposes and capital expenditures. Our projected budget through 2003 includes capital expenditures of approximately $20.0 million to purchase equipment and make leasehold improvements to expand our production capacity. Our projected budget also includes approximately $52.0 million for funding research and development programs, engineering and manufacturing, as well as sales, marketing and services costs in support of these new product programs together with existing products. Also, we believe that there will be significant opportunities to make acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our current business and we may also use net proceeds from this offering for these purposes. We continually engage in preliminary discussions with other parties concerning possible acquisitions that will complement our business. However we do not currently have any agreement for any acquisition, except for discussions relating to one potential acquisition, which, if consummated, would not exceed $250,000 in purchase price. This transaction involves the possible acquisition of Sagim, a French corporation that produces electrolyzers, which use electricity to convert gases to hydrogen in special applications, such as weather balloons. The estimated purchase price indicates the highest potential valuation of Sagim. Depending on the actual terms of an agreement with Sagim, this amount could be significantly lower and may be paid out over several years.



    The amounts actually expended for the purposes listed above will depend upon a number of factors, including the growth of our product sales and competitive developments in the alternative fuel market. We may find it necessary to use a portion of the net proceeds of this offering for other purposes. Therefore, we cannot specify with certainty the particular uses of the net proceeds of this offering, and the amounts that we actually spend could exceed the ranges set forth above. Our management will have significant flexibility and discretion in applying the net proceeds of this offering.


    Pending their use for the purposes listed above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

    We have never declared nor paid cash dividends on our capital stock. We currently intend to retain all available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual and legal restrictions and other factors the board deems relevant.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 2000:

    - on an actual basis;


    - on a pro forma basis to reflect the issuance of 4,862,158 shares of common stock in connection with the reorganization of our subsidiaries to consolidate our assets; and



    - on a pro forma as adjusted basis to reflect the transactions described above and the sale of 8,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.



                                                                     AS OF JUNE 30, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and cash equivalents...................................  $  2,040   $  2,040      $ 89,840
                                                              ========   ========      ========
Loans and notes payable, including current portion..........       749        749           749
Minority interest...........................................     3,702         --            --
Shareholders' equity:
  Common stock; $0.0001 par value, pro forma; 30,000,000
    shares authorized and 11,307,352 shares issued and
    outstanding, actual; 200,000,000 shares authorized and
    16,169,510 shares issued and outstanding, pro forma;
    24,169,510 shares issued and outstanding, pro forma as
    adjusted................................................     9,482          2             2
Additional paid-in capital..................................        --     13,182       100,982
                                                              --------   --------      --------
Accumulated deficit.........................................   (12,215)   (12,215)      (12,215)
                                                              --------   --------      --------
  Net shareholders' (deficiency) equity.....................    (2,733)       969        88,879
                                                              --------   --------      --------
    Total capitalization....................................  $  1,718   $  1,718      $ 89,518
                                                              ========   ========      ========


    The number of shares of common stock issued and outstanding as of June 30, 2000:


    - excludes up to 1,200,000 shares that may be issued pursuant to the underwriters' over-allotment option;



    - excludes 2,628,000 shares of common stock issuable upon exercise of options outstanding at June 30, 2000, at a weighted average exercise price of $3.04 per share;



    - excludes 896,950 shares of common stock available for grant under our incentive stock option plan at June 30, 2000;



    - excludes the sale of 2,178,000 shares of our common stock in connection with the reorganization of our subsidiaries that will occur immediately prior to the closing of this offering. See "Certain Relationships and Related Transactions";



    - excludes the issuance, immediately prior to the closing of this offering, of 1,000,000 shares of our common stock upon exercise of all outstanding, vested warrants at an exercise price of $4.00 per share; and



    - excludes 5,476,886 shares of common stock issuable upon exercise of warrants to be issued to Visteon prior to the closing of this offering, at an exercise price of $.0001 per share.

                                    DILUTION


    Dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share as adjusted of our common stock immediately after completion of the offering. Pro forma net tangible book value per share represents the amount of our total assets less total liabilities, divided by 8,000,000 shares of common stock outstanding as of June 30, 2000, after giving effect to the issuance of 4,862,158 shares of common stock in connection with the reorganization of our subsidiaries to consolidate our assets.



    As of June 30, 2000, we had a pro forma net tangible book value of $1.0 million, or $0.06 per share of common stock. After giving effect to the sale of the 8,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $12.00 per share, and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value on an as adjusted basis, as of June 30, 2000, would have been $88.8 million, or $3.67 per share. This represents an immediate increase in net tangible book value on a pro forma as adjusted basis of $3.61 per share to our existing stockholders and an immediate dilution of $8.33 per share to new investors in this offering.


    The following table illustrates this per share dilution:


Assumed initial public offering price per share.............             $ 12.00
  Pro forma net tangible book value per share at June 30,
    2000....................................................   $0.06
  Increase in pro forma net tangible book value per share
    attributable to this offering...........................    3.61
Pro forma net tangible book value per share after this
  offering..................................................                3.67
                                                                         -------
Dilution in pro forma net tangible book value per share to
  new investors.............................................             $  8.33
                                                                         =======



    The following table sets forth, as of June 30, 2000 after giving effect to the offering, the number of shares of common stock issued by us, the total consideration paid in cash or other consideration for those shares and the average price per share paid in cash or other consideration by existing shareholders and by new investors. The table is presented assuming the issuance of 4,862,158 shares of common stock in connection with the reorganization of our subsidiaries to consolidate our assets.



                                         SHARES PURCHASED        TOTAL CONSIDERATION
                                       ---------------------   -----------------------   AVERAGE PRICE PER
                                         NUMBER     PERCENT       AMOUNT      PERCENT          SHARE
                                       ----------   --------   ------------   --------   -----------------
Existing shareholders................  16,169,510     66.9%    $ 13,184,000     12.1%          $ 0.82
New investors........................   8,000,000     33.1       96,000,000     87.9            12.00
                                       ----------    -----     ------------    -----
  Total..............................  24,169,510      100%    $109,184,000      100%
                                       ==========    =====     ============    =====


    Each of the above tables excludes:


       - up to 1,200,000 additional shares that may be issued by us pursuant to the underwriters' over-allotment option;



       - 2,628,000 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2000, at a weighted average exercise price of $3.04 per share;



       - 896,500 shares of common stock available for grant under our incentive stock option plan at June 30, 2000;



       - 2,178,000 shares of common stock to be sold in connection with the reorganization of our subsidiaries that will occur immediately prior to the closing of this offering. See "Certain Relationships and Related Transactions";



       - 1,000,000 shares of our common stock issuable upon exercise of all outstanding, vested warrants at an exercise price of $4.00 per share; and



       - 5,476,886 shares of common stock issuable upon exercise of warrants to be issued to Visteon prior to the closing of this offering, at an exercise price of $.0001 per share.


    To the extent these shares are issued, new investors will be further diluted. See "Management" and the notes to our financial statements included elsewhere in this prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA


    The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 have been derived from our financial statements which are included elsewhere in this prospectus. The balance sheet and statement of operations data as of and for the year ended December 31, 1995 have been derived from our unaudited financial statements, and the balance sheet and statement of operations data as of and for the years ended December 31, 1996 and 1997 have been derived from our audited financial statements, which are not included in this prospectus. The statement of operations data for the six-month periods ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 2000 are derived from our unaudited financial statements included in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial condition for those periods. Results for any interim period are not necessarily indicative of the results that may be expected for any other interim period or for a full year.



    The pro forma net loss per share basic and diluted gives effect to the issuance of 4,862,158 shares of common stock in connection with the reorganization of our subsidiaries to consolidate our assets. No adjustments have been made to reflect federal income taxes because the pro forma income tax provision would be zero.



                                                                                                              SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                            JUNE 30,
                                                 ----------------------------------------------------      ----------------------
                                                   1995       1996       1997       1998       1999          1999          2000
                                                 --------   --------   --------   --------   --------      --------      --------
                                                                                                                (UNAUDITED)
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.......................................  $    46    $   141    $   278    $   145    $ 1,238       $   516       $    76
Cost of sales..................................       41         98        179        192      1,106           507            --
                                                 -------    -------    -------    -------    -------       -------       -------
Gross profit (loss)............................        5         43         99        (47)       132             9            76
Operating expenses:
  Selling, general and administrative
    expenses...................................       24      1,615      1,906      1,782      2,216         1,114         1,700
  Research and development expenses............       --        787        822      1,299      1,310           736           746
                                                 -------    -------    -------    -------    -------       -------       -------
Loss from operations...........................      (19)    (2,359)    (2,629)    (3,128)    (3,394)       (1,841)       (2,370)
Interest expense...............................       --         21         96          6         37            23            40
Interest income................................       --         17        116         97          7             4             9
Minority interest in net loss of
  subsidiaries.................................       --        632        763        793        487           349           261
                                                 -------    -------    -------    -------    -------       -------       -------
Net loss.......................................  $   (19)   $(1,731)   $(1,846)   $(2,244)   $(2,937)      $(1,511)      $(2,140)
                                                 =======    =======    =======    =======    =======       =======       =======
Net loss per share, basic and diluted..........                                              $ (0.31)                    $ (0.20)
                                                                                             =======                     =======
Shares used in computing net loss per share,
  basic and diluted............................                                                9,554                      10,698
                                                                                             =======                     =======
Pro forma net loss per share, basic and
  diluted(1)...................................                                              $ (0.20)                    $ (0.14)
                                                                                             =======                     =======
Shares used in computing pro forma net loss per
  share, basic and diluted(1)..................                                               14,416                      15,560
                                                                                             =======                     =======



                                                                             AS OF DECEMBER 31,                    AS OF JUNE 30,
                                                            ----------------------------------------------------   --------------
                                                              1995       1996       1997       1998       1999          2000
                                                            --------   --------   --------   --------   --------   --------------
                                                                                                                    (UNAUDITED)
                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................................    $ 96     $ 2,469     $  743    $   157    $   352       $ 2,040
Working capital...........................................     268       1,604       (281)    (1,307)      (579)        1,115
Total assets..............................................     257       3,119      2,136      1,537      1,687         3,662
Long term debt, less current portion......................     298         328        362        341        657           500
Net shareholders' deficiency..............................     (30)     (1,223)    (5,063)    (4,853)    (4,693)       (2,733)


------------------

(1) Shares used in computing pro forma net loss per share, basic and diluted, excludes the issuance immediately prior to the closing of this offering of 1,000,000 shares of common stock upon the exercise of all outstanding, vested warrants at an exercise price of $4.00 per share; the issuance of 5,476,886 shares of common stock upon the exercise of warrants during a one-year vesting period following the closing of this offering; and the sale of 2,178,000 shares of our common stock in connection with the reorganization of our subsidiaries immediately prior to the closing of this offering. See "Certain Relationships and Related Transactions."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS, THE NOTES TO THOSE FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING SECTION CONTAINS FORWARD-LOOKING STATEMENTS INCLUDING, WITHOUT LIMITATION, STATEMENTS RELATING TO OUR PLANS, STRATEGIES, OBJECTIVES, EXPECTATIONS, INTENTIONS AND RESOURCES. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

OVERVIEW


    We design and develop hydrogen fuel processors for fuel cell systems and industrial hydrogen generators. Because fuel cells require hydrogen to produce electricity, the efficient and cost effective production of hydrogen for fuel cells is critical to the commercial introduction of fuel cell systems into the mass transportation and stationary markets. We have developed and patented the Under-Oxidized Burner (UOB-TM-), an innovative technology for hydrogen production. In comparison to other means of producing hydrogen, we believe our products provide more efficiency, lower emissions, lower capital costs and greater fuel-flexibility. Our proprietary UOB-TM- system produces hydrogen from hydrocarbon feedstocks, such as natural gas, propane, diesel and gasoline, and can be utilized as an on-site source of hydrogen in a variety of applications. Since 1993, we have completed substantial field-testing and have successfully demonstrated our products to a number of leading fuel cell manufacturers and industrial gas companies.



    In November of 2000, we entered into a series of agreements with Visteon Corporation to obtain engineering support services and to form a product manufacturing and a technology sharing and development alliance with respect to the development and manufacture of our hydrogen fuel processors for proton exchange membrane fuel cell applications. We believe that our relationship with Visteon will significantly accelerate our efforts to achieve large-scale commercial production of our hydrogen fuel processors and permit us to produce higher quality and more cost-efficient products.



    In return for these services and as part of our alliance, we will issue Visteon warrants, which will vest over a period of one year, to purchase up to 5,476,886 shares of our common stock for an exercise price equal to the $0.0001 par value per share, or approximately $548 for all such shares.



    We have accounted for these warrants pursuant to SFAS No. 123 and EITF 96-18. Accordingly, the fair value of the warrants, aggregating
$27.4 million, will be recorded as an asset and will be amortized as research and development expense over the one-year vesting period of the warrants.



    On July 13, 2000, we entered into a five-year agreement with Gaz de France, a natural gas supplier and distributor, whereby Gaz de France became the exclusive European distributor of our hydrogen generating systems for industrial use and refueling stations. The agreement includes a minimum purchase quota, which is agreed upon between the parties on an annual basis. Concurrent with this agreement, we issued 1,050,000 shares of our common stock to a wholly owned subsidiary of Gaz de France for total consideration of $5.2 million. The total consideration included cash of $3.7 million, the forgiveness of $1.0 million in amounts due for research and development performed by Gaz de France on our behalf and forgiveness of $500,000 previously advanced to us by Gaz de France. The common stock issued upon the forgiveness of the aforementioned liabilities was recorded at the estimated fair market value of the common stock at the time of the forgiveness. In addition, we issued a fully vested and nonforfeitable warrant to purchase 1,000,000 shares of common stock at $4.00 per share. Gaz de France is required to exercise the warrant immediately prior to the closing of this offering. We accounted for the warrant pursuant to SFAS No. 123 and EITF 96-18. Accordingly, the fair value of the warrant, aggregating
$1.1 million, will be recorded as an asset representing the future value of Gaz de France becoming our exclusive European distributor. This asset will be amortized over the five-year term of the agreement.

    Effective January 19, 1999, we entered into an agreement with Engelhard to develop and commercialize a hydrogen fuel processing system by combining Engelhard's proprietary catalyst technology with our proprietary fuel processor-related technology, specifically for residential and small stationary fuel cell systems applications. We and Engelhard have royalty-free access to each other's patents and technology for products produced prior to the end of 2001. All patents and technology jointly developed will be jointly owned and both parties have an exclusive right to use the jointly owned patents and technology through the end of 2004. If the agreement is terminated early, then the rights to jointly owned patents and technology will not be exclusive and we must negotiate a royalty-based license for each other's solely owned patents and technology. The impact on our future operations from this arrangement is not currently estimable.


    REVENUES


    We record revenues from the sale of our products. Revenues from product sales are recorded when shipped and we record deferred revenue until shipment of our products has taken place.



    Since inception, virtually all of our revenues have been derived from sales of our on-site industrial hydrogen generation systems to the merchant gas industry and sales of pre-production hydrogen fuel processors to fuel cell manufacturers, government entities, and other research agencies.


    COST OF SALES


    Cost of sales consists primarily of the cost of compensation and benefits for manufacturing staff, and related engineering and support staff, as well as materials and supplies used in the manufacturing process. Our cost of sales for our products has been greater than the revenues that we receive for our products. We expect that our gross margins will increase in the future because the commercial units manufactured pursuant to our relationship with Visteon, or by other contract manufacturers, should cost less than our current average unit costs. There has been no material impact on cost of sales for any inventory reserves.


    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Our selling, general and administrative expenses consist primarily of compensation and benefits for our sales and marketing personnel, as well as our corporate staff. These expenses also contain our professional fees and facilities costs, including lease payments. We expect our selling, general and administrative expenses to increase as we hire additional employees, expand our infrastructure, increase our manufacturing volume and grow our operations in response to increased demand for our products and technology.

    RESEARCH AND DEVELOPMENT EXPENSES

    Our research and development expenses consist primarily of salaries and benefits for research and development personnel, costs of research and development equipment and materials and other costs associated with the development of our technologies. We expect to increase our research and development expenses as we continue to invest in the development of our products. A significant portion of our research and development expenses are funded under cost reimbursement research contracts and have been accounted for as a reduction of research and development costs incurred.


    INTEREST EXPENSE AND INTEREST INCOME



    Interest expense is primarily attributable to interest expense associated with our notes payable to investors. Interest income is primarily attributable to interest income from cash on hand from our private financings.

    MINORITY INTEREST IN NET LOSSES OF SUBSIDIARIES

    Minority interest in net losses of subsidiaries represents minority interests in our subsidiaries held by Sofinov and other shareholders. Immediately prior to the closing of our offering as part of our reorganization, these minority interests will be eliminated and Sofinov and these other shareholders will be issued shares of our common stock.

    ACCUMULATED DEFICIT

    We have generated losses since our inception, and as of June 30, 2000, our accumulated deficit was $12.2 million. We expect to make continued investments in product design, development and manufacturing.

RESULT OF OPERATIONS

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 2000.

    REVENUES


    Revenues for the six-month periods ended June 30, 1999 and 2000 were $516,000 and $76,000, respectively. Revenues in the 1999 period were related to the completion of certain prototype units sold for third-party research and development purposes ($300,000) and product sales of a limited number of pre-production units ($216,000). During the six months ended June 30, 2000, no product shipments were made as we are in the process of manufacturing our commercial units.


    COST OF SALES


    Cost of sales for the six-month periods ended June 30, 1999 and 2000 were $507,000 and $0, respectively, as we did not have any product sales in the 2000 period. Due to the developmental nature of our products to date, gross margin information is not meaningful.


    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


    Selling, general and administrative expenses for the six-month periods ended June 30, 1999 and 2000 were $1.1 million and $1.7 million, respectively. The increase in selling, general and administrative expenses during the 2000 period resulted principally from additional administrative employees hired to support our increased operations ($350,000), higher legal expenses associated with recently completed capital transactions and strategic relationships ($300,000), and increased rent and related costs from our new headquarters and manufacturing facility ($125,000).


    RESEARCH AND DEVELOPMENT EXPENSES

    Research and development expenses for the six-month periods ended June 30, 1999 and 2000 were $736,000 and $746,000, respectively.


    INTEREST EXPENSE AND INTEREST INCOME



    We incurred interest expense of $23,000 and $40,000 during the six-month periods ended June 30, 1999 and 2000, respectively, as a result of net borrowings from our shareholders. We earned interest income of $4,000 and $9,000 during the six-month periods ended June 30, 1999 and 2000, respectively, from cash on hand.

    MINORITY INTEREST IN NET LOSSES OF SUBSIDIARIES

    Minority interests in net losses of subsidiaries were $349,000 and $261,000 for the six-month periods ended June 30, 1999 and 2000, respectively, reflecting the minority shareholders' share of our net losses.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

    REVENUES


    Revenues were $278,000, $145,000, and $1.2 million in 1997, 1998 and 1999, respectively. Revenues in 1997 consisted of the sale of prototype fuel processors for fuel cells for third-party research and development activities. In 1998, we completed the development and sale of our prototype fuel processors for fuel cells. The majority of the increase in revenues in 1999 is attributable to the completion of a substantial number of outstanding prototype fuel processors for fuel cells sold to third parties for research and development purposes and the initial sales of our pre-production units.


    COST OF SALES


    Cost of sales was $179,000, $192,000 and $1.1 million in 1997, 1998 and
1999, respectively. The increase in cost of sales in 1999 is attributable to sales of our pre-production fuel processors for fuel cells. Due to the developmental nature of our product, gross margin is not meaningful.


    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


    Selling, general and administrative expenses were $1.9 million, $1.8 million, and $2.2 million in 1997, 1998 and 1999, respectively. Selling, general and administrative expenses in 1998 as compared to 1997 were relatively flat. During 1997 and 1998, we focused on the refinement of our hydrogen generators. The increase in selling, general and administrative expenses in 1999 resulted principally from our hiring of additional administrative employees ($185,000) and the increased operations relating to our hydrogen fuel processor business ($250,000).


    RESEARCH AND DEVELOPMENT EXPENSES

    Rearch and development expenses were $822,000, $1.3 million, and $1.3 million in 1997, 1998 and 1999, respectively. During 1997 and 1998, we focused on the development of our industrial on-site hydrogen generators. During 1999, we expanded our development efforts to also focus on our hydrogen fuel processors for the fuel cell markets. Research and development expenses increased from 1997 to 1998 principally due to increased expenses incurred under two reimbursement research contracts with the Department of Energy. In 1999, our research and development expenses were primarily due to $1.0 million of expense representing the approximate value of services provided by Gaz de France to us. These research and development contracts developed technologies consistent with our core applications.


    INTEREST EXPENSE AND INTEREST INCOME



    We incurred interest expense of $96,000, $6,000 and $37,000 in 1997, 1998 and 1999, respectively, primarily related to our loans and notes payables. We earned interest income of $116,000, $97,000 and $7,000 in 1997, 1998 and 1999,
respectively, as a result of the infusion of equity capital from one of our shareholders in 1996.

    MINORITY INTEREST IN NET LOSSES OF SUBSIDIARIES

    Minority interest in net losses of subsidiaries was $763,000, $793,000 and $487,000 in 1997, 1998 and 1999, respectively, representing the minority shareholders' share of our net losses of our subsidiaries in those years.


    Due to the start-up nature of our operations, the lack of significant activity of operations and the non-cyclical nature of our operations, quarterly financial data has not been presented. The information would not be meaningful to the understanding of our results of operations.


LIQUIDITY AND CAPITAL RESOURCES

    Our capital requirements depend on numerous factors, including completion of our product development activities, our ability to commercialize our hydrogen fuel processors, market acceptance of our products and other factors. We expect to devote substantial capital resources to continue our development programs related to our products, to hire and train additional production staff, develop and expand our manufacturing capacity, expand our sales and marketing activities and begin commercial production of our fuel cell processors.


    We have historically financed our operations primarily from the sale of common stock, and borrowings from shareholders that were subsequently converted into our common stock, for an aggregate total proceeds of $9.5 million since inception. During 1997, 58,000 shares of our common stock were sold to one investor for $250,000. During 1998, 507,000 shares of our common stock were sold to various investors for $950,000 and certain shareholders and others converted $408,000 of their notes payable and $164,000 of accrued liabilities into 572,000 shares of our common stock. During 1999, 1,889,000 shares of common stock were issued to various investors for cash consideration of $1.5 million. Also during 1999, certain shareholders and others converted $863,000 of notes payable, including a $500,000 convertible note payable, and $674,000 of accrued liabilities into 1,590,000 shares of our common stock. During the six-month period ended June 30, 2000, 814,000 shares of our common stock were sold to various investors for $4.1 million and a $31,000 loan to us was converted into 6,000 shares of our common stock.


    Our primary cash requirements have been to fund our research and development efforts, capital expenditures and production costs. Net cash used in operating activities was approximately $3.0 million, $2.4 million and $2.7 million for 1997, 1998 and 1999, respectively and $2.5 million for the six months ended
June 30, 2000. Net cash used in investing activities was $151,000, $15,000 and $42,000 for 1997, 1998 and 1999, respectively, and $53,000 for the six months ended June 30, 2000, and was primarily used for the purchase of property and equipment.

    As of December 31, 1998 and 1999 and June 30, 2000, we had loans with shareholders aggregating $162,000, $157,000 and $80,000, respectively, at an interest rate of 10% per annum. As of December 31, 1998 and 1999 and June 30, 2000, the related accrued interest amounts to $43,000, $31,000 and $5,000, respectively. The shareholders had the option to convert these loans into our common stock at $1 per share and, as of August 28, 2000 all of these loans had been repaid or converted into shares of our common stock.

    We intend to use the net proceeds of this offering for capital expenditures, research and development, sales and marketing expenses, working capital and general corporate purposes. We believe that our current cash balances and the net proceeds from this offering, together with the proceeds of additional investments by one of our shareholders immediately prior to this offering, will provide us with sufficient capital to fund our operations for the next
24 months. There can be no assurance, however, that we will not require additional financing to fund our operations and that, if required, any additional financing will be available to us on acceptable terms.

REORGANIZATION



    On September 29, 2000, we entered into a reorganization agreement pursuant to which we will consolidate our subsidiaries by merging them with and into us. The ownership percentages of the shareholders of the individual entities prior to the reorganization and of us after the reorganization will be the same, and as a result, the reorganization will be accounted for similar to a pooling of interests transaction. Accordingly, the historical basis in the assets and the interests of the subsidiaries' investors will be retained and the statement of operations will include the results of operations for us and our subsidiaries for all periods presented.



    In addition, the reorganization agreement provides that Sofinov has the right to purchase an additional 2,178,000 shares of our common stock for $10,890,000 in cash immediately prior to the closing of this offering. When Sofinov purchases these shares immediately prior to the closing of this offering, we will record a constructive dividend to Sofinov in the amount of the difference between the offering price and the $5.00 per share price of Sofinov's purchases.


MARKET RISK

    We currently have no significant floating rate indebtedness, hold no derivative instruments and do not earn income denominated in foreign currencies. Accordingly, changes in interest rates do not generally have a direct effect on our financial position. However, to the extent that changes in interest rates and currency exchange rates affect general economic conditions, we would be effected by such changes. All of our revenues are recognized in dollars and almost all of our revenues are from customers in the United States. Therefore, we do not believe we have any significant direct foreign currency exchange risk and do not hedge against foreign currency exchange rate changes.

NEW ACCOUNTING PRONOUNCEMENTS


    On March 3, 1999, the staff of the Securities and Exchange Commission issued SEC Staff Accounting Bulletin No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, as amended on June 26, 2000. This bulletin provides guidance in applying generally accepted accounting principles to revenue recognition in financial statements. Adoption of this bulletin is required no later than the fourth fiscal quarter of the fiscal year beginning after December 15, 1999. The bulletin is not expected to have a material impact upon our financial statements.


    On March 31, 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION--AND INTERPRETATION OF APB OPINION NO. 25 (FIN 44). This interpretation provides guidance for issues that have arisen in applying APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. FIN 44 applies prospectively to new awards, exchanges of awards in a business combination, modifications to outstanding awards and changes in grantee status that occur on or after July 1, 2000, except for provisions related to repricings and the definition of an employee which apply to awards issued December 15, 1998. The provisions related to modifications to fixed stock option awards to a reload feature are effective for awards modified after January 12, 2000. The new interpretation is not expected to have a material impact upon our financial statements.

                                    BUSINESS

OVERVIEW


    We design and develop hydrogen fuel processors for fuel cell systems and industrial hydrogen generators. Our on-site hydrogen generators can be used in numerous industrial manufacturing applications and at hydrogen refueling stations for fuel cell vehicles. The efficient and cost-effective production of hydrogen is critical to the commercial introduction of fuel cell systems into the mass transportation and stationary markets. Our goal is to be the leading provider of hydrogen fuel processors by capitalizing on our patented UOB-TM-technology for hydrogen production. Since 1993, we have completed substantial field tests with industrial gas companies such as Gaz de France and Air Liquide and have demonstrated our hydrogen processor for fuel cell systems to leading fuel cell manufacturers such as Ballard Power Systems, Plug Power, H Power and EnAble-TM-. We have also entered into contract discussions with Hydrogenics to deliver commercial units for testing. We are in discussions with ZeTek Power and others for the development of products that will meet their specific needs. We delivered our first commercial industrial hydrogen generation systems in 1997 for field testing evaluation purposes. We used the feedback from these field tests to further refine the industrial hydrogen generation systems for additional field testing and for use in a test program installed at the SunLine transit agency. We did not ship any commercial hydrogen generation systems in the first six months of 2000 because the field test demonstrations were still in process. We expect to deliver our first commercial fuel processors for fuel cell systems by the end of 2000 for field testing purposes.


    We believe that significant demand for fuel cells is being driven largely by the increasing demand for electricity, particularly high quality and more reliable electric power, deregulation of the electric power industry, and increasing environmental concerns and regulation regarding conventional power technologies. Market applications for fuel cells include systems used for transportation applications and systems used to power residences, industrial and commercial facilities, devices in remote locations and certain military applications.


    In the stationary fuel cell market, we are designing our initial products for residential and small commercial market applications. In the transportation market, we are developing on-board hydrogen processors for fuel cell vehicles and other transportation market applications. In addition, we are developing hydrogen generation systems that can be used at hydrogen refueling stations to fuel municipal bus systems and other fleet vehicles. For example, as a participant in a California Fuel Cell Project program, we have installed a large-scale hydrogen generation system at the SunLine Transit Agency to fuel buses powered by XCELLSIS The Fuel Cell Engine Company, an alliance among DaimlerChrysler, Ford Motor Company and Ballard Power Systems. We received our first revenues from this installation during the first quarter of 2000.



    Our industrial on-site hydrogen generators, which we believe eliminate or greatly reduce the cost, transportation and storage problems associated with bulk-delivered hydrogen, have immediate commercial applications in numerous industrial manufacturing markets, such as: metals, for heat treating and iron reduction processes; electronics, for manufacturing integrated circuits and semiconductors; and glass, for float glass production and manufacturing fiber optics and automotive windshields.



OUR PRODUCTS AND OUR TECHNOLOGY



    Our fuel processors and hydrogen generation systems are used to process or "reform" hydrocarbon-based fuel to produce hydrogen. Reforming is a process by which hydrocarbon-based fuels are converted into a hydrogen-rich gas stream. There are several methods of fuel reforming.



    - Partial oxidation, which is one type of reforming, involves the introduction of oxygen to the hydrocarbon-based fuel in order to burn only a portion of the fuel, thereby allowing the remaining fuel to be converted into hydrogen. The partial oxidation process generates heat, which is also referred to as "thermal energy."



    - Catalyzed partial oxidation is a type of partial oxidation that is performed by introducing a catalyst to the fuel reforming process. A catalyst is used in order to reduce the temperature at which the necessary chemical reaction can efficiently occur. The catalyst achieves this by presenting a solid surface upon which the chemical reaction can occur.



    - Steam methane reforming is a type of reforming in which water, in the form of steam, is introduced to the fuel reforming process in order to react with the fuel to release hydrogen. Heat must be added to the steam methane reforming process. A catalyst typically is used in steam methane reforming to allow for the required chemical reaction to occur at a lower temperature.



    - Autothermal reforming utilizes a combination of catalyzed partial oxidation and steam methane reforming so that the thermal environment of the reforming process is self-sustaining, i.e., heat does not need to be added or removed.



    - Our patented UOB-TM- technology employs both autothermal reforming and partial oxidation. The UOB-TM- also employs a preheating process that recirculates heat generated by the gases leaving the primary reaction chamber of the fuel processor back into the primary reaction chamber in order to increase the efficiency of the fuel reforming process. When compared to other currently available methods of producing hydrogen, we believe that our technology is more efficient, lower in emissions and lower in capital costs.


MARKET OPPORTUNITIES FOR OUR PRODUCTS

    IMPORTANCE OF HYDROGEN FUEL PROCESSORS TO FUEL CELL SYSTEMS


    A fuel cell is an electrochemical device that produces electricity from hydrogen without combustion, with water and heat as the only by-products. Fuel cell systems have several advantages over conventional power generation systems, including lower emissions, higher fuel efficiency, quieter operation, lower vibration and potentially lower maintenance and capital costs. These advantages enable fuel cells to offer cleaner and more efficient alternatives to existing power sources. The predominant types of fuel cells include alkaline fuel cells, phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and proton exchange membrane fuel cells. These fuel cell types have different operating characteristics and market applications. We are developing fuel processors for proton exchange membrane fuel cells and solid oxide fuel cells.


                                   [GRAPHIC]


    Many fuel processor companies and fuel cell manufacturers, such as Enable-TM-, are facing challenges in generating hydrogen in a more cost-efficient manner and in a scaled-down fashion suitable for broad commercial market applications. Other fuel cell manufacturers have developed fuel processor technology but are finding that it may be significantly more cost-effective to utilize our proprietary fuel processor technology. Accordingly, companies such as Ballard are faced with making a decision as to whether it would be more efficient and economical to build their own fuel-processing technology or buy technology from a third party like us. We are in the process of demonstrating to these companies that we produce a cost-effective, efficient and fuel-flexible fuel processor so that these companies will incorporate our fuel processors into their units to produce a more efficient and cost-effective fuel cell.



    There are three major components to a fuel cell system: the fuel processor, the fuel cell stack and the power conditioning equipment. We produce fuel processors. The integration of these components into a unified system represents about 10% of the cost of an entire fuel cell system. Moreover, the cost of the fuel processor represents approximately 40% of the cost of producing the entire fuel cell system. Accordingly, any significant cost reductions that are achieved by manufacturers of fuel processors, such as our company, could provide meaningful cost reductions in the completed fuel cell system. Such overall price reductions should greatly assist a fuel cell manufacturer's ability to achieve market penetration in what is likely to be a cost-competitive environment. The major components of a fuel cell system and the cost breakdown are described below:


EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

System Cost Breakdown

       FUEL PROCESSOR         40%
Stack                         30%
Power Conditioning Equipment  20%
System Integration            10%

Source: HBTI


    Because a fuel cell system requires hydrogen in order to produce electricity, a reliable source of hydrogen is critical to fuel cell manufacturers and end-users. There is no established commercial hydrogen delivery infrastructure for the transportation market, which we believe may eventually prove to be the largest commercial market for fuel cells. Furthermore, liquid hydrogen, one possible source of hydrogen that is currently available, must be stored at extremely low temperatures, resulting in a competitive disadvantage due to the high costs associated with such storage requirements. By contrast, our hydrogen processing systems deliver hydrogen on demand, at the required point of use and at the desired level of purity. Therefore, we believe that hydrogen processors such as ours are an essential component of fuel cell systems.


    FUEL CELL MARKETS

    We believe that a number of trends are focusing attention on the use of fuel cells as an attractive alternative solution for power generation. As a result, automotive companies, fuel cell developers, component suppliers and power suppliers are investing substantially increasing amounts of capital in the development of fuel cell systems, many of which incorporate fuel processors.

    Trends that will influence the penetration of fuel cells into broad commercial markets include:


    - Increasing demand for power, particularly for continuous and reliable power, which is partially attributable to the proliferation of computers, the Internet, communication networks and advanced electronic devices;


    - Deregulation in the energy industry, which is likely to expand the market for alternative power technologies;

    - Operational efficiencies and other advantages of fuel cells over traditional power technologies; and

    - Environmental concerns regarding conventional power technologies, including combustion-based power generation.


    However, there are also a number of technical and logistical disadvantages that present significant obstacles to the broad commercial application of fuel cell technology, including:



    - current fuel cell technology does not have the proven dependability that many of the existing alternative technologies have in our target markets;



    - the high manufacturing costs currently associated with fuel cell production make many commercial applications in our target markets prohibitively expensive;



    - appropriate integration of current fuel cell systems into existing conventional technology may be difficult; and



    - fuels such as hydrogen are not as readily available as fuels such as natural gas, propane, gasoline and methanol used in some of the alternative technologies in our target markets.



    STATIONARY FUEL CELL MARKET. Worldwide demand for electricity, particularly for higher quality power, with smaller variations in voltage and current, and more reliable power, with fewer interruptions, has been increasing rapidly in recent years. This rapid increase is partially attributable to the proliferation of computers, the Internet, communications networks and advanced electronics. According to a 2000 issue of THE HUBER-MILLS POWER REPORT, electricity accounted for approximately 25% of U.S. energy consumption in the mid 1970's, accounts for approximately 37% of U.S. energy consumption today, and will account for more than half of U.S. energy consumption early in the twenty-first century. Traditional methods of delivering electric power are proving to be inadequate. Grid power worldwide is regularly unreliable or inadequate and is simply unavailable in many locations throughout the world. The Electric Power Research Institute estimated that electric power reliability problems cost the U.S. more than $50 billion annually. Fuel cells represent a cost-effective and efficient alternative to meeting this increasing demand for electricity and high quality power.


    Moreover, increasing environmental concerns and deregulation in the electric power industry in North America and elsewhere are also creating demand for alternative power generation technologies such as fuel cells. Furthermore, power suppliers and other energy providers are looking to implement decentralized or distributed power generating solutions in order to avoid the high capital costs of expanding and maintaining power transmission and distribution systems. Power producers are also searching for methods to manage energy supply and demand more efficiently by supplying power strategically to where it is used.


    TRANSPORTATION FUEL CELL MARKET. In the transportation market, the United States federal government, California and several other states (principally New York, Massachusetts and Maine) have adopted or proposed laws and regulations establishing vehicle emission standards and requirements for the sale, commencing as early as 2003, of low, ultra-low, super ultra-low and zero emission vehicles. Some of the regulations adopted by these states provide that a significant percentage of the new vehicles sold in these states must meet certain "zero emission" guidelines by 2003. Using currently available technology, we believe that fuel cell powered vehicles are the best choice to meet the performance requirements of consumers and the regulatory requirements for such low emission vehicles and will provide competitive advantages over battery powered and hybrid vehicles.


    While environmental considerations provided the initial impetus for automobile manufacturers to seek alternatives to the use of the internal combustion engine, we believe that automobile manufacturers are beginning to recognize that fuel cells offer an opportunity to deliver power that is more attractive to a large segment of automobile consumers. Fuel cell powered vehicles can provide consumers with higher fuel efficiency, lower noise and vibration, enhanced passenger comfort and performance and new vehicle design options and have the potential to provide a lower purchase price and maintenance costs. As a result, automotive manufacturers are committing substantial resources towards the development of fuel cell powered vehicles. In addition to power generation for automobiles, there are other transportation market applications for our fuel processors such as auxiliary power generation, rail transport, bus, truck and heavy equipment applications.

    INDUSTRIAL HYDROGEN MARKET

    Hydrogen is a critical component in many manufacturing processes. According to a 1998 report by SRI Consulting, an industrial consulting firm, demand for hydrogen has been the fastest growing among industrial gases during the past five years. SRI Consulting estimates that the demand for delivered hydrogen will grow at an average annual rate of approximately 10 to 11% through 2001.

    Hydrogen users range from oil refiners and ammonia manufacturers, which use very large volumes, to microelectronics manufacturers, metals manufacturers and scientific laboratories, which use relatively small volumes on an industrial scale. Larger users usually produce their own hydrogen on-site using large-scale steam methane reformers. Small- and medium-volume users, whose requirements do not support the cost of steam methane reformers, have traditionally purchased their hydrogen from industrial gas suppliers and distributors who deliver the hydrogen by truck, with the hydrogen then stored in tanks, tubes or cylinders at the user's site.

    While bulk-delivered hydrogen is widespread, it is the most expensive way to obtain hydrogen due to the high cost of packaging and delivery. The inefficiencies of bulk-delivered hydrogen are reflected in the fact that the compressed hydrogen gas cylinder weighs approximately 125 pounds but only contains about 250 cubic feet of hydrogen gas that weighs just over one pound. In addition to the high cost associated with cylinder-packaged hydrogen, there are numerous safety concerns relating to current technology for over the road delivery and storage of flammable hydrogen gas.

    These cost and safety concerns are not unique to hydrogen. The industrial gas industry has already implemented on-site gas generation technologies for nitrogen and oxygen as a way of reducing cost and safety concerns for small- and medium-volume users of these gases. However, economical on-site hydrogen production has generally not been available for all but the largest volume users. Our hydrogen generators are a completely integrated unit that we believe will, both in the near term and for the foreseeable future, offer an attractive on-site hydrogen generation solution by providing:


    - Cost advantages due to eliminating delivery, transfer and storage expenses once we are able to prove that we are a viable alternative to delivered hydrogen;


    - Increased safety by reducing the amount of potentially hazardous hydrogen inventory stored at an end-user location; and

    - More consistent hydrogen purity, due to eliminating the need to connect and disconnect cylinders that contain hydrogen of varying levels of purity, with the flexibility to adjust purity to the user's desired level.

OUR STRATEGIC RELATIONSHIPS


    We believe our strategic alliances with Visteon, Gaz de France and Engelhard will provide us with the opportunity to expand our research and development, increase marketing and distribution channels for our products, and enhance our production and manufacturing capabilities more rapidly than without such alliances.



    RELATIONSHIP WITH VISTEON



    In November of 2000, we entered into a series of agreements with Visteon Corporation to obtain engineering support services and to form a product manufacturing and a technology sharing and development alliance with respect to the development and manufacture of our hydrogen fuel processors for proton exchange membrane fuel cell applications. Visteon is the world's second largest independent supplier of automotive systems, modules and components to global vehicle manufacturers. In return for these services and as part of our alliance, we will issue Visteon warrants, which will vest over a period of one year, to purchase up to 5,476,886 shares of our common stock for a nominal exercise price. The vesting of these warrants may be accelerated at Visteon's option if we do not hire a specified number of technical staff.



    With Visteon's assistance we intend to develop our own core competency to implement optimal design and manufacturing processes to establish one of our current facilities as a prototyping facility for the development, testing and design of our hydrogen fuel cell processors, with the capability of manufacturing approximately 1,000 to 2,000 units per year, and to achieve independence as to product design, product development, and managing contract manufacturing relationships to insure stability of supply for our customers.



    Pursuant to a separate manufacturing services agreement, we have agreed that Visteon will manufacture, assemble, and act as our purchasing agent for, all of our fuel processors, parts and components for proton exchange membrane fuel cell applications; provided Visteon's pricing remains competitive. Beyond exercising a good-faith obligation, Visteon is not required to assemble our products, except on standards it deems commercially acceptable. We have also entered into a separate joint development agreement with Visteon to share each others technology for the purpose of improving the design and manufacturing technology related to our hydrogen fuel cell processors. We believe that our relationship with Visteon will significantly accelerate our efforts to achieve large-scale commercial production of our hydrogen fuel processors and permit us to produce higher quality and more cost-efficient products.



    Assuming the exercise by Visteon of the warrants for all of the 5,476,886 shares of our common stock, which will vest one year after the offering, and Visteon's previous purchase of 400,000 shares of our common stock in June of 2000, Visteon would own approximately 17.3% of our common stock after giving effect to the offering.



    RELATIONSHIP WITH GAZ DE FRANCE



    On July 13, 2000, we entered into a five-year agreement with one of the leading natural gas suppliers and distributors in the world, Gaz de France, under which Gaz de France became the exclusive distributor of our hydrogen generating systems for industrial use and refueling stations in the European Union, Norway and Switzerland. This distribution agreement includes an annual take-or-pay requirement equal to one-half of the agreed upon minimum purchase quota. For 2001, the minimum purchase quota is eight units of our industrial hydrogen generation systems. Gaz de France's minimum purchase quota and resulting take-or-pay requirement are determined annually based on our projected number of domestic sales for the ensuing year, but the minimum purchase quota and the take-or-pay requirement may be adjusted up or down, if our actual domestic sales differ from our projected sales for any given 12-month period. For example, if our projected domestic sales are for 10 units, but we actually sell 12 units, then we will adjust Gaz de France's current minimum purchase quota of eight units proportionately upward by 20%, which, when rounded, would result in a new minimum purchase quota of 10 units. Accordingly, in this example, the take-or-pay requirement would be for five units, and Gaz de France would be required to submit a firm purchase order for the full price of all five units. If Gaz de France fails to meet its annual take-or-pay requirement, we may terminate this agreement upon giving Gaz de France an additional 12 months to fulfill its obligations under the firm purchase order. In addition, either of us may terminate the distribution agreement upon the occurrence of a material default that remains uncured for more than 90 days or upon the initiation of any bankruptcy proceedings by or against the other party that is not dismissed within 60 days after the filing of the petition.



    We plan to develop enhanced hydrogen generation systems and conduct related research together with Gaz de France. Assuming the exercise of the warrant issued under the distribution agreement, a wholly owned subsidiary of Gaz de France will own approximately 6.0% of our common stock, after giving effect to the offering.


    RELATIONSHIP WITH ENGELHARD


    Effective January 19, 1999, we entered into an agreement with Engelhard Corporation, the world's largest catalyst supplier, to develop and commercialize a hydrogen fuel processing system by combining Engelhard's proprietary catalyst technology with our proprietary fuel processor-related technology, specifically for residential and small stationary fuel cell systems applications. This joint development agreement also contemplates further development activities between our companies.



    We and Engelhard have royalty-free access to each other's patents and technology for products produced prior to the end of 2001. All patents and technology jointly developed will be jointly owned and both parties have an exclusive right to use the jointly owned patents and technology through the end of 2004. Either party may terminate this agreement upon 90 days' notice, in which case the rights to jointly owned patents and technology will not be exclusive and we must negotiate a royalty-based license for each other's solely owned patents and technology. If Engelhard terminates our agreement, it must provide us royalty-free access to its solely owned patents and technology for production of our first 100 stationary fuel processors and must enter into good faith negotiations with us for a royalty-based license of its patents and technology so that we can produce additional processors.



OUR STRATEGY


    Our goal is to be the world's leading developer and producer of hydrogen fuel processors used in fuel cell systems and on-site hydrogen generators used in industrial applications. Therefore, in the pursuit of this market, we are working to develop fuel cell related products that will meet the demands of industry and our customers. By utilizing our intellectual property, we intend to be able to address a variety of near and long-term markets. We seek to provide fuel-flexible, cost-effective, environmentally friendly and highly efficient products as an enabling technology to fuel cell markets. By providing the best combination of performance and price, we aim to be the fuel processor supplier of choice for fuel cell manufacturers. To achieve our objectives, we have implemented the following strategies:


    DESIGN AND DEVELOP SUPERIOR PRODUCTS FOR FUEL CELL MARKETS. Our technology and products have the potential to be utilized in multiple applications across several different industries. We are designing and developing proprietary hydrogen processors for proton exchange membrane fuel cell systems that will be used to power vehicles, residences, industrial and commercial facilities, devices at remote locations and certain military applications. In addition, we are also developing a solid oxide fuel cell fuel processor. Because of the higher heat by-product, solid oxide fuel cells can be used for residential and other stationary applications and may prove to be a superior technology for these markets in the future.

    CAPITALIZE ON IMMEDIATE COMMERCIAL MARKETS FOR ON-SITE HYDROGEN GENERATION SYSTEMS. We believe that our hydrogen generation systems significantly reduce the cost, logistical, safety and regulatory problems associated with bulk-delivered hydrogen and have immediate applications in numerous industrial manufacturing markets such as metals for heat treating and iron reduction processes and electronics for manufacturing integrated circuits and semiconductors. We commenced delivery of commercial on-site hydrogen generation systems in 1997 for field testing purposes. We used feedback from these field tests to refine our commercial hydrogen generation systems. We continue to field test these systems and expect to deliver our first commercial fuel processors for fuel cell systems by the end of 2000. Sales of these systems should also help to support our development efforts of hydrogen processors for fuel cells.



    BUILD ON RELATIONSHIPS WITH FUEL CELL MANUFACTURERS. We have existing commercial relationships with Ballard Power Systems, Plug Power, H Power, and EnAble-TM- as indicated:



    - We have leased a complete natural gas fuel cell processing subsystem to Ballard for internal evaluation.



    - Plug Power purchased two fuel-processing units from us in February of 1999. In June of 2000, we entered into a design agreement and purchase order with Plug Power for a propane gas fuel processing system.



    - We have delivered one fuel-processing system and are scheduled to deliver an additional four fuel processing systems to H Power pursuant to a purchase order executed in September of 2000.



    - In June of 2000 we executed a purchase order with EnAble-TM- for the delivery of five fuel processing systems to be tested in locations worldwide with a follow-on commitment for an additional 100 units if the tests are successful.



    We intend to be the provider of choice of hydrogen fuel processors to all of the leading fuel cell system manufacturers. Furthermore, we seek to continue to enter into additional relationships with other fuel cell system manufacturers to reach new areas of application, such as cable and telecommunications, recreational and marine vehicles and military applications.



    BENEFIT FROM STRATEGIC ALLIANCES AND SEEK NEW PARTNERS. We believe that our strategic alliances with Gaz de France, Engelhard and Visteon, and other potential alliances will aid us in achieving our goal of becoming the world's leading producer of hydrogen processors for fuel cell systems and on-site hydrogen generation systems. We will continue to seek out additional strategic arrangements in order to enhance research and development, expand our marketing and distribution channels and ensure high quality manufacturing and service on an international level.


    CONTINUE TO REDUCE COSTS. We plan to continue to focus on reducing costs of our fuel processors and hydrogen generators by efficiently combining our patented technology with existing commercial technologies. We plan to improve product performance and reduce production costs through the implementation of new technologies, such as microprocessor controllers, advanced catalysts and miniaturized components. We also expect significant labor efficiencies as economies of scale in production are achieved. Moreover, we believe that our expected relationship with Visteon will allow us to reduce production costs significantly and achieve rapid commercialization of our products with reduced risk.


    CONTINUE TECHNOLOGICAL ADVANCEMENTS. We are continuing and expanding our research and development of hydrogen processing technology to achieve technological advancements and establish our technological leadership in our target markets, improve existing products and position us to develop technologies and products for other market applications. We have patents pending and patents in preparation that will protect our intellectual property. We will also aggressively protect our trade secrets.

    ACQUIRE AND LICENSE COMPLEMENTARY TECHNOLOGIES. We intend to evaluate acquiring and licensing complementary technologies that can potentially accelerate our development and market penetration of our products.


    CONTINUE TO DEVELOP STRONG RELATIONSHIPS WITH GOVERNMENT AND OTHER NON-PROFIT ORGANIZATIONS. We have relationships with various state and federal governmental agencies and are also involved in several hydrogen and environmentally conscious organizations. We believe that these relationships will contribute to widespread acceptance of our technology in our target markets. For example:



    - We have nearly completed a testing program for a liquid fuels fuel cell processor with the United States Department of Energy;



    - Through our installation at the SunLine refueling station, we are extensively involved with the California Air Resource's Board Innovative Clean Air Technologies Program; and



    - In conjunction with our relationship with the South Coast Air Quality Management District, we are developing the technical and commercial viability of a landfill gas methanol reformer.



    We have entered into these tests, contracts and programs because they complement our current target markets and provide leverage on our path to commercial production of our base technology. We believe that our participation in these tests, contracts and programs provide us with invaluable field test experience on our designs and that they will lead to other types of state and federal contracts involving hydrogen generation.


OUR COMPETITIVE ADVANTAGES

    We believe that the following competitive advantages have established us as a leader in the design and development of hydrogen fuel processors used in fuel cell systems as well as on-site hydrogen generators:


    TECHNOLOGICAL ADVANCEMENTS. Our customer base has recognized us as an innovative designer of hydrogen processors for fuel cell systems and on-site hydrogen generation systems. We believe that, in comparison to other currently available methods of producing hydrogen, our patented UOB-TM- technology for hydrogen generation provides higher efficiency, lower emissions, decreased capital costs, and increased safety and reliability, while affording greater fuel flexibility. In addition, our products utilize a fast and efficient preheating process and can be scaled to operate in a variety of applications. We provide our customers with a complete, packaged subsystem that has integrated controls in order to meet their commercial needs and we plan to continue to make improvements upon our existing designs in order to make our products more attractive to a broader spectrum of customers. However, we will continue to face significant competition from companies that will also be expending significant resources to refine existing technology and develop new technologies that will compete with our products in the marketplace. If any of our competitors produces a new, technologically superior product and we are unable to meet or exceed the performance specifications of such a new product, we could experience a loss of market share and a failure to achieve acceptance of our products.



    FUEL-FLEXIBLE PRODUCTS. Our products can utilize a broad range of readily available fuels, including natural gas, propane, gasoline, diesel and other hydrocarbons. One of the advantages of our fuel-flexible technology is that, as the price of any particular fuel feedstock rises or as that fuel feedstock becomes difficult to obtain, our customers can switch to a relatively lower-cost or more readily available fuel feedstock for use in generating hydrogen without any design changes to the fuel processor. We believe that we are one of the few companies to offer such a fuel-flexible solution, thereby allowing our technology to be used in a greater variety of applications than that of our competitors. If any of our competitors are able, at some future date, to produce similar or superior quality fuel-flexible fuel processors, we will lose our advantage over any such competitors and we could experience a loss of market share for our products.

    SUCCESSFUL FIELD TESTING AND PRODUCT DEMONSTRATIONS. Since 1993, we have logged over 30,000 hours of operations with our on-site hydrogen generation systems. We have demonstrated our hydrogen processor for fuel cell systems to leading fuel cell manufacturers such as Ballard Power Systems, Plug Power, H Power and EnAble-TM-. Given that both our on-site hydrogen generation systems and our hydrogen processors for fuel cells employ our patented UOB-TM-technology, this extensive experience from field testing and product demonstrations positions us as one of the more experienced designers of hydrogen processors. We have been selected as one of two participants in a California Fuel Cell Project program, where we have installed a large-scale hydrogen generation system at the SunLine Transit Agency that will be used as a hydrogen refueling station for buses powered by XCELLSIS The Fuel Cell Engine Company, an alliance among DaimlerChrysler, Ford Motor Company and Ballard Power Systems. Although we have had successful field tests of our products for a number of customers, there can be no guarantee that extended use of our products under a variety of conditions will not reveal performance problems that did not become evident in such field tests. Depending on the nature and severity of any such performance problems, and our ability to address and correct such problems, the acceptance of our products could suffer if they do not consistently meet performance expectations.



    KEY ALLIANCE PARTNERS. We believe that our strategic partnerships will provide us with significant competitive advantages. Our relationship with Gaz de France provides access to major distribution channels as well as critical input relating to technological advancements of our products. Our relationship with Engelhard provides us a joint development partner with the most widely accepted catalysts, which are a key component of fuel cell systems. In addition, we believe that our relationship with Visteon will significantly accelerate our efforts to achieve large-scale production of our hydrogen fuel processors for fuel cell systems. Other than our relationship with Visteon, and with Gaz de France, as it relates to Western Europe, our present relationships with strategic alliance partners do not prevent us from entering into similar arrangements with other strategic partners. However, we do not have experience manufacturing our products on a large-scale commercial basis. We are relying on Visteon, initially, to provide technical support and expertise for the manufacture of our hydrogen processors for fuel cells and also to provide us with assistance and training to develop our own manufacturing processes. Accordingly, the premature termination of our relationship with Visteon or the failure of Visteon to perform under our agreements will have a material adverse effect on our ability to achieve commercial production of our hydrogen processor for fuel cells in a timely fashion. Similarly, should our joint development agreement with Engelhard or our exclusive distribution agreement with Gaz de France prematurely terminate, our ability to succeed in our target market areas will be materially adversely effected.


    INTELLECTUAL PROPERTY. We have either obtained or filed patents covering many of the technological advancements that make our UOB-TM- technology unique. These advancements include the burner, the mixing injectors, combustion chamber configurations, the internal preheat heat exchanger arrangements, and advanced shift reactor designs. We currently hold ten U.S. patents and numerous foreign patents. We have also filed for six additional patents in the United States. Moreover, we have also applied to protect our patents outside of the United States to cover advancements for which we have already obtained patents in the United States or for which we have filed for patents in the United States.


    STRONG MANAGEMENT TEAM. We believe that we have a strong management team with the vision, experience and skills necessary to enable us to achieve our objectives. Our founder, Chairman, President and Chief Executive Officer, David Moard, has considerable experience in research, development, manufacturing and operations in energy-related companies. Our co-founder and a contributing member of our scientific advisory panel for research and development, Leonard Greiner, is an internationally recognized expert in fuels and propellants with more than thirty years of experience in a wide variety of energy-related fields. In addition to the experience of our executive officers, our engineering and manufacturing employees have 120 years and 250 years, respectively, of combined industry experience as a group. However, if we are unable to retain our management personnel or our key engineering and manufacturing employees, it may be difficult, or impossible, to replace such individuals with other employees that have a similarly high level of experience and skills.

OUR PRODUCTS AND CUSTOMERS


    Our products provide an efficient and cost-effective way to generate hydrogen. Our UOB-TM- technology allows for hydrogen gas generation using readily available inputs such as electricity, natural gas, and water. Our industrial hydrogen generation systems have historically produced a very large percentage of our revenues but our hydrogen processor for fuel cells has recently produced an increased percentage of our revenues. In 1997 and 1998, 98% and 100%, respectively, all of our revenues were derived from our industrial hydrogen generation systems. By contrast, in 1999, 33% of our revenues were derived from our industrial hydrogen generation systems and the remaining 67% percent of our revenues were derived from hydrogen processors for fuel cell systems.


    HYDROGEN PROCESSORS FOR FUEL CELL MARKETS

    We are currently focused on three primary fuel cell product lines:

    - Stationary fuel processing products for residential and commercial fuel cell systems;

    - On-board fuel processors for transportation fuel cell applications; and

    - Hydrogen generation systems for refueling stations for bus systems and other fleet vehicles.

    The following table sets forth our products for the fuel cell markets and describes their respective applications, target markets and development status:


        PRODUCT                APPLICATION            TARGET MARKET               STATUS

                          Fuel cell power system  Residential homes and   - Commercial units in
    STATIONARY FUEL       using existing fuel     commercial buildings;     production
       PROCESSOR          delivery                remote locations and
    (Less than 25kw)      infrastructures (e.g.,  military
                          natural gas, propane)

ON-BOARD FUEL PROCESSOR   Transportation fuel     Transportation          - Prototypes in
      (50-100 kw)         cell systems (on-board  (automobiles, buses,      development for
          and             or stand-by power)      light trucks)             multiple fuel types,
 (2.5kw auxiliary power                                                     including diesel
         unit)                                                            - Sacramento Municipal
                                                                            Utility District bus
                                                                            program being
                                                                            conducted

                          Hydrogen refueling      Transportation          - Unit installed at
                          station. Utilizes       (filling stations for     SunLine Transit
   REFUELING STATION      natural gas feedstock   mobile applications)      Agency
       4200 SCFH          to produce hydrogen
                          for fuel cell
                          transport market.



    Our stationary fuel processor can be used as the hydrogen processor in fuel cell applications that require less than 25 kilowatts of power output. These applications include residential homes and small commercial buildings in which our stationary fuel processor supplies hydrogen to fuel cells that can be used to provide electricity, heat and hot water. Other fuel cell applications for our stationary fuel processors include the generation of electrical power for remote locations and military uses in which a fuel cell serves as either the primary power source or as a back-up power generator.

    Our on-board fuel processor can be used as the hydrogen processor in transportation fuel cell applications in which approximately 50 to 100 kilowatts of power output are required as the primary power source for an automobile, bus or light truck. Our on-board fuel processor can also be used in transportation fuel cell applications in which approximately 2.5 kilowatts of power are needed, such as an auxiliary power unit.



    Our hydrogen refueling station can be used as a hydrogen filling station for transportation applications because it is a larger-scale unit that processes a greater volume of hydrogen gas in a relatively short period of time. Thus it can be used in transportation applications including the fueling of fleets of fuel-cell powered vehicles such as municipal buses.



    We have development and purchase contracts with several of the leading manufacturers of fuel cells and with other power suppliers, which contracts provide for delivery of commercial models of our hydrogen processor for fuel cells for testing prior to delivery of production quantities. For example, Ballard Power Systems, EnAble-TM-, Plug Power and H Power are each testing one of our fuel processors. Each of these companies is also currently testing fuel processors of certain of our competitors. In addition, we will deliver four more units to EnAble-TM- and EnAble-TM- has a follow-on purchase commitment for an additional 100 units if our tests are successful. We are scheduled to begin delivery of these additional units by the end of 2000. We have also entered into contract negotiations with Hydrogenics for delivery of fuel processors for testing. We are in discussions with ZeTek Power and others for the development of products that will meet their specific needs. In addition, SunLine Transit Agency, FIBA Technologies, Inc. and Ballard Power Systems have formed a venture to operate hydrogen-based fuel cell systems on a municipal bus system in Palm Desert, California and we believe that our currently installed 4200 SCFH system will form the core of their hydrogen refueling station because the 4200 SCFH Unit provides the appropriate scale in terms of capacity of output in comparison to units produced by our competitors. The 4200 SCFH is also well suited to this application because it is capable of refueling a large number of vehicles in a single day and has demonstrated its general reliability in successful field tests in other applications.



    Although we have made significant progress in designing, developing and testing hydrogen processors for fuel cells, we still face several significant developmental hurdles to producing a commercially viable hydrogen processor for fuel cells. For example, we need to better address the challenges of processing liquid fuels such as diesel, gasoline and gasahol. Specifically, we need to manage the vaporization of such liquid fuels in our fuel processor and reduce the impact of the relatively high sulphur concentrations that are present in such fuels. In addition, in order to make our hydrogen processor for fuel cells a viable commercial solution for on-board transportation applications, our product must produce relatively low vibrations, while managing the different load cycles and changes in operating environment that frequently occur in such transportation applications. At the same time, we must also reduce the size and weight of our hydrogen processor for fuel cells so that it can be installed in a variety of vehicles in order to achieve broad commercialization of the product.


    INDUSTRIAL HYDROGEN GENERATION SYSTEMS

    We are currently focused on three primary industrial hydrogen generation product lines:

    - 600 standard cubic feet per hour (SCFH) hydrogen generation product for commercial applications as an alternative to bulk-delivered hydrogen;

    - 4,200 standard cubic feet per hour (SCFH) hydrogen generation product for larger-scale industrial applications as an alternative to bulk-delivered hydrogen; and

    - 15,000 standard cubic feet per hour (SCFH) hydrogen generation product for very large industrial facilities requiring on-site hydrogen generation.

    The following table sets forth our products for industrial hydrogen generation and describes their respective target markets and development status:

       PRODUCT                      TARGET MARKET                               STATUS
600 SCFH                Semiconductor, microelectronics,        - Commercial units delivered; over
                        scientific laboratories, power plant    10,000 hours of in-field service
                        cooling, specialty gas
4200 SCFH               Glass, hydrogenation, oil recycling,    - Commercial units delivered; over
                        tertiary oil recovery, metals, primary  1,000 hours of commercial operating
                        steel reduction, heat treating            experience
15000 SCFH and larger   Very large industrial facilities,       - In development
                        requiring on-site hydrogen generation
                        such as metals, chemicals and
                        petrochemicals


    We are in discussions with Air Products and Chemicals, Inc., AGA of Sweden, and Air Liquide for the sale of our on-site hydrogen generation systems. In addition, Gaz de France is currently testing our 4200 SCFH unit as part of our exclusive European distribution arrangement for industrial hydrogen generation systems.



    We have made significant progress in designing, developing and testing our industrial hydrogen generation systems, especially for small and medium scale applications. However, we face at least one major developmental hurdle to producing a commercially viable industrial hydrogen generation system. Specifically, we need to achieve a more complete integration of the autothermal reforming process into our industrial gas production system so that this combination of catalyzed partial oxidation and steam methane reforming will consistently maintain the desired self-sustaining thermal environment at higher pressures, with greater capacity and at varying levels of hydrogen purity. This integration of autothermal reforming must be achieved without a material adverse effect on the equipment that is being fueled by our hydrogen processor.



    We continue to seek additional applications for our products in various markets. For example, we are currently under contract with the South Coast Air Quality Management District in California in order to determine the efficiency of our on-site hydrogen generators to produce hydrogen from "simulated" landfill gas. In connection with this program, we have entered into a memorandum of understanding with DTE Biomass Energy, a wholly-owned subsidiary of DTE Energy, a large electrical utility, in order to investigate the feasibility and economic viability of reforming landfill gas to produce hydrogen for sale as either a chemical or a fuel. DTE Biomass Energy is considering a demonstration program that will utilize one of our units at a landfill at which DTE Biomass Energy has the gas rights. If such a product is technically successful and economically viable, the potential for a significant new market may exist for us. However, there is no assurance that we will be able to successfully penetrate these new markets. To date, we have not committed any substantial resources nor have we entered into any material financial commitments relating to these new markets.

MILESTONES

    HYDROGEN PROCESSORS FOR FUEL CELL SYSTEMS

    To date, we have achieved the following major milestones in the development and commercialization of our hydrogen processor for fuel cells:


YEAR                    MILESTONE
----                    ---------
        1995            - Completed successful preliminary UOB-TM- fuel processor
                            evaluation with one of the leading U.S.-based
                            multinational oil companies.

        1996            - Delivered a small transportation prototype using UOB-TM-
                            design to operate on liquid fuels, such as diesel and
                            gasoline, to Aerojet and the Department of Defense.

        1997            - Prepared preliminary design for the advanced Fuel Flexible
                            Fuel Processor (F(3)P) for automobiles as a prime
                            contractor to the Department of Energy in cooperation
                            with the Partnership for New Generation Vehicles.

        1998            - Completed design and manufacture of the F(3)P.

                        - Completed the design of our 50kw fuel processor under a
                            contract with the Department of Energy in cooperation with the Partnership for New Generation Vehicles.

                        - Successfully designed and delivered to H Power a
                            multi-fuel prototype fuel processor.

        1999            - Entered into our strategic alliance with Engelhard for the joint development of fuel processor subsystems.

                        - Delivered initial evaluation residential unit to customer with satisfactory results.

        2000            - Entered into a strategic alliance with Visteon for
                            contract manufacturing services.


    INDUSTRIAL HYDROGEN GENERATION SYSTEMS

    To date, we have achieved the following major milestones in the development and commercialization of our industrial hydrogen generation systems:


YEAR                    MILESTONE
----                    ---------
        1993            - Delivered prototype hydrogen generator under contract with
                            Southern California Gas Company for use by the
                            California Polytechnic University Pomona.

        1995            - Demonstrated UOB-TM- and hydrogen generation system for
                            the electronics industries with Teledyne Brown
                            Engineering and Bend Research at their research center.

        1996            - Fabricated and delivered a complete industrial on-site
                            hydrogen generation system for initial field tests.

                        - Began UOB-TM- hydrogen generation system product sales to
                            BOC Gases and MG Industries for on-site applications.

                        - Demonstrated UOB-TM- fuel flexibility by using propane as a feedstock for on-site hydrogen generation.

        1997            - Shipped our first commercial units to BOC, Air Products
                            and American Air Gas for field testing.

        2000            - Achieved 10,000 hours of in-field commercial operation for one of our 600 SCFH units.

                        - Entered into our strategic alliance with Gaz de France for distribution of our industrial hydrogen generators in
                            Europe.

OUR TECHNOLOGY

    THE UNDER-OXIDIZED BURNER--UOB-TM-

    The heart of our fuel processors for fuel cells and on-site hydrogen generating systems is the UOB-TM-. Through a unique patented burner design and a reactor vessel configuration, we are able to reform hydrocarbon feedstock into the basic chemical constituents of hydrogen, carbon monoxide, carbon dioxide, and water vapor. In comparison to other available methods for producing hydrogen, our technology:

    - is more cost-effective;

    - integrates well with fuel cell systems;

    - is more energy efficient than electrolysis and steam methane reforming;

    - quickly produces a reliable flow of hydrogen gas to the user;

    - maximizes the production of hydrogen at the desired purity level; and

    - provides scalability for a variety of commercial applications.

    The UOB-TM- is fed a hydrocarbon feedstock (typically, natural gas), an oxidant (typically, air), and steam. The UOB-TM- process first preheats these gases, which are then mixed and ignited, allowing the product to reach equilibrium compositions of hydrogen and carbon monoxide. As the exhaust gases travel through the UOB-TM-, they pass through an internal heat transfer compartment, which lowers the gas temperature, but more importantly, raises the inlet air and fuel gas temperatures. This unique internal heat recovery system helps reduce the capital cost by minimizing the number of containment vessels that are needed to produce the desired hydrogen. By controlling the air-to-gas ratio, steam-to-gas ratio and the pre-combustion mixing of air and feedstocks, a partial oxidation reaction takes place. A fraction of the feedstock is combusted to generate the heat necessary to process the remaining fuel into hydrogen and a relatively small portion of other gases. The UOB-TM- process includes either a non-catalyzed partial oxidation process or a catalyzed autothermal reform process. The UOB-TM- combustion process takes place at temperatures as high as 2800 DEG.F. This temperature leads to a very thorough reaction of the feedstocks, resulting in conversion efficiencies over 97%, with little non-reacted fuel. The output of the UOB-TM- combustion process is a mixed gas stream that consists of hydrogen, nitrogen, carbon monoxide, carbon dioxide, water vapor and trace gases, such as argon, which are then further processed based upon the specific application.

    OUR FUEL PROCESSORS FOR FUEL CELLS


    Our fuel processor for fuel cell applications utilizes our UOB-TM-technology to convert fuels into a hydrogen rich mixed gas stream, which is fed directly to the fuel cell to generate electricity. Our fuel processors integrate a number of chemical processes in order to produce the required hydrogen-rich gas. In addition to the key process of producing hydrogen from the hydrocarbon fuel, our fuel processors also perform a variety of other important functions, including reducing the temperature, carbon monoxide levels and contaminants in the product gas in order to satisfy the stringent requirements for successful operation of a proton exchange membrane fuel cell. Strict control of the entire process is also necessary in order to ensure that the proper composition of hydrogen-rich gas is produced. To accomplish this, we employ advanced control software and systems. The following is a diagram of our fuel processor for fuel cells.



    We are also developing a fuel processor for solid oxide fuel cells. The solid oxide fuel cell differs from the proton exchange membrane fuel cell in that it is better suited for continuous operation applications, has a longer life, lower cost of materials, has a 25% higher electrical efficiency and requires no catalysts. Because of the higher heat by-product, solid oxide fuel cell systems are primarily for residential and other stationary uses, and may prove to be an excellent technology for applications involving co-generation of power. The solid oxide fuel cell is an efficient fuel cell for such markets because, in addition to producing electricity, the heat by-product of the solid oxide fuel cell can also be used to drive cooling and heating appliances, including steam generation to heat air and water in such applications. We are committed to developing fuel processing technologies for a variety of fuel cell systems, including solid oxide fuel cells, in order to meet the varied demands of different types of fuel cells.


    OUR INDUSTRIAL HYDROGEN GENERATION SYSTEMS


    Our patented UOB-TM- technology is used in our industrial hydrogen generation systems to convert hydrocarbon feedstocks into pure hydrogen gas and other basic chemical components. Our industrial hydrogen generation systems use hydrocarbon feedstocks, such as natural gas, that are readily available through existing infrastructures. Due to its relatively simple design and low capital costs, we believe that our UOB-TM- technology is a superior alternative to other on-site production and distribution methods of supply for hydrogen, by providing the customer the ability to produce hydrogen on-site and as required. The following is a diagram of our UOB-TM- technology:


                                   [GRAPHIC]


    Our industrial hydrogen generation system first converts hydrocarbon fuel into a mixed gas stream. The mixed gas stream then enters the purification process and produces the desired purity level up to 99.9999% quality hydrogen. Our industrial hydrogen generation systems are created as modular units that are mounted on metal skids so that the system can easily be installed outside of an industrial facility at minimum cost. Electricity is used to compress process feedstock (fuel, air, and water) to provide for hydrogen product gas at the customer's normal supply pressure. We use industrial instrumentation and controls to provide durability and reliability. Simplified equipment integration, packaging and assembly is achieved through the use of a separate coded vessel. Our system purifies the hydrogen using an advanced pressure swing adsorption process. Pressure swing adsorption is a process for purifying hydrogen from a gas stream that contains a mixture of hydrogen and other gases. The adsorption process utilizes the fact that hydrogen gas molecules are smaller and thus travel unimpeded through the adsorbent material. By contrast, the other gas molecules are larger so that they adhere to and are thereby slowed down by the adsorbent material. By pressurizing and depressurizing the chamber through which the mixed gas stream flows, the faster moving pure hydrogen gas can be extracted from the chamber outlet. The balance of the mixed gasses is exhausted from the intake of the chamber during the depressurization stage. We have also implemented an automatic controller that provides safe operation with remote diagnostics and monitoring, in order to maximize system reliability and enhance our field support of customer needs.

MANUFACTURING AND FACILITIES


    Our current research and development facility includes 15,259 square feet of office, manufacturing and test facilities. We have recently acquired a 55,000 square foot facility, which should meet our near-term production and prototype manufacturing needs.



    We are in the process of expanding our manufacturing capacity in order to meet the needs of our expanding operations and the commercialization of our products. In addition, pursuant to our manufacturing services agreement with Visteon, we believe Visteon will be our principle contract manufacturer for hydrogen processors for fuel cell applications. Our expanded capacity and our relationship with Visteon will enable us to satisfy larger volume sales demand that cannot be met by our existing manufacturing capacity. It is anticipated that small production runs of custom or low volume products may continue to be produced at our current facilities.


    The manufacturing capacity of our present facility is adequate for our near-term projected industrial hydrogen generation system sales. As the market for our industrial gas products grows, we will need to further expand our production facilities. We are currently exploring options such as joint manufacturing agreements, outsourcing and the acquisition or lease of existing acceptable manufacturing facilities, to achieve commercialization on a timely basis while minimizing cost.

SALES AND MARKETING

    STATIONARY FUEL CELL MARKETS

    We plan to sell our hydrogen processors for fuel cell systems through our internal sales force to original equipment manufacturers and fuel cell manufacturers. Our latest generation of fuel processing products will serve as the foundation for future commercial units through a steady progression in performance, size, operability and customization of stationary fuel cell systems.

    TRANSPORTATION FUEL CELL MARKETS

    We plan to sell our hydrogen processors to the automotive manufacturing industry, other segments of the transportation industry and fuel cell manufacturers through our internal sales force. Lightweight, durable, liquid-fueled hydrogen processors must be developed to meet the future demands of fuel cell vehicle manufacturers. By capitalizing on our experience in stationary fuel processing systems, we plan to introduce an advanced, liquid-fueled, on-board hydrogen processor for our customers. We will continue to develop and enhance our products by maintaining and expanding our current relationships with automotive manufacturers in the development of a liquid-fueled testing program.

    INDUSTRIAL ON-SITE HYDROGEN GENERATION MARKETS

    Our preliminary strategy for our on-site hydrogen generation business is to capitalize on our market penetration within merchant gas companies. Our next step is to target early adopters of our on-site generation technology, which are being identified by focusing our sales and marketing effort on gas distributors in the United States and chemical manufacturing companies in Europe. Through our alliance with Gaz de France, we have established a major distribution channel in Europe, and are currently seeking to establish distribution channels in North America, Asia and South America. We are also taking steps to establish strategic commercial partnerships with equipment manufacturers who are well established in their respective markets. These strategic partners will have the potential to expand their products and services portfolio into the industrial gas industry by utilizing our systems.

COMPETITION

    The market for our products is highly competitive and is changing rapidly. The principal bases of competition are system reliability, availability, cost (including initial cost and total cost of ownership), and customer endorsement and brand recognition.

    FUEL PROCESSORS FOR FUEL CELLS

    Our fuel processors for fuel cell systems compete with products produced by companies such as Harvest Technologies, Idatech, International Fuel Cells, a division of United Technologies, Johnson Matthey Incorporated, Mitsubishi and Nuvera Fuel Cells.

    INDUSTRIAL HYDROGEN GENERATION SYSTEMS

    Our industrial hydrogen generation systems compete with products produced by companies such as Air Liquide, Air Products and Chemicals, Linde and Praxair. Other companies, such as Electrolyser, Norsk Hydro, Teledyne-Brown, Proton Energy Systems, Inc. and Stuart Energy Systems Corporation produce electrolysis-based hydrogen generation equipment.

RESEARCH AND DEVELOPMENT

    We have a centralized, highly talented engineering team and will continue to develop new technologies and products, as well as improve existing products. We also plan to continue to make significant investments in research and development programs. Moreover, we will continue to design and develop innovative hardware configurations in order to achieve improved operating efficiencies that can be applied across our product lines. We also focus on advanced concepts for power generation and hydrogen purification applications that form the basis for new commercial product lines and improved integration of concepts in order to simplify hardware controls and reduce costs.

    Our engineering group designs and retains expertise in core technologies, including our UOB-TM- design, systems integration and control systems. In addition, our engineering team provides both technical and marketing support to the marketing and project management for our various product lines. We will continue to pursue strategic development partnerships and alliances when it is advantageous from either a cost or competitive standpoint. Throughout product design and development the engineering department has attempted to minimize costs and simplify production by standardizing parts and designs across various product lines. Our engineers work with our various customers, using the best available technology, to design and develop our products to meet their specifications.

INTELLECTUAL PROPERTY


    We have an active policy of protecting our intellectual property, which is an important component of being a technology leader in the design and development of hydrogen fuel processors used in fuel cell systems and on-site hydrogen generators. We rely on a combination of patent, copyright, trademark, trade secret and contract laws, as well as international treaties, to protect our proprietary rights to our intellectual property, which includes technical know-how, designs, special materials, manufacturing techniques, test equipment and procedures. Our existing patents are scheduled to expire beginning in 2013. We do not currently license any material intellectual property owned by others at this time. We have, however obtained ownership of all technology originally developed and patented by our co-founders, Messrs. Moard and Greiner, in exchange for shares of our common stock. We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part, through the execution of confidentiality agreements with our strategic partners and employees. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any such breach or that persons will not assert rights to our intellectual property arising out of our relationships with them.


GOVERNMENT REGULATION

    Our products and their installation are subject to state and local ordinances relating to building codes, safety, utility connections and related matters. At this time, we cannot anticipate which jurisdictions, if any, will impose regulations directed at our products or installation. We also do not know the extent to which any existing or new regulations may impact our ability to distribute, install and service our products. Once our products reach the commercial stage and we begin distributing our systems to our early target markets, federal, state or local government entities or competitors may seek to impose regulations impacting us directly or indirectly. We intend to encourage the standardization of industry codes to avoid having to comply with differing regulations on a state-by-state or locality-by-locality basis.

EMPLOYEES


    We currently have approximately 70 employees. None of our employees is represented by a labor union, and we believe that our relations with our employees are excellent. We have attracted a highly educated, experienced team of professionals, of which approximately three have doctorate degrees and twelve have M.S. or B.S. degrees in engineering disciplines.


LEGAL PROCEEDINGS

    We are not currently involved in any legal proceedings, nor have we been involved in any such proceedings that have had or may have a significant effect on our financial position. We are not aware of any material legal proceedings pending or threatened against us. However, we may be required to repurchase common stock that we issued to certain of our shareholders, see "Repurchase Offer".

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table lists our executive officers and directors.


                   NAME                       AGE                       POSITION
                   ----                     --------                    --------
David M. Moard............................    44       Chairman, President and
                                                       Chief Executive Officer
Michael K. Burke..........................    42       Chief Financial Officer and Assistant
                                                       Secretary
Hazen Burford.............................    41       Vice President of Engineering and General
                                                       Manager
Richard "Root" Woods......................    49       Vice President of Research and Development
Larry Frost...............................    52       Treasurer and Secretary
Roger Saillant............................    57       Director
Jean-Louis Exbrayat.......................    51       Director
Dr. James N. Goffi(1).....................    54       Director
Dr. Larry L. Berg(2)......................    61       Director
Ivan Roch(1)..............................    57       Director
Henry Wedaa(1)............................    76       Director
Fred R. Seddiqui(2).......................    48       Director
David Freeman(2)..........................    74       Director


--------------

(1) Member of the compensation committee

(2) Member of the audit committee

EXECUTIVE OFFICERS

    DAVID M. MOARD. David Moard has served as the Chairman of our board of directors, President and Chief Executive Officer since our incorporation in 1992. Mr. Moard conceived, developed and, with Leonard Greiner, co-patented the UOB-TM- technology. Prior to our founding, Mr. Moard was Manager of Fuel Cells at Southern California Gas Company, where he was responsible for the establishment of commercial on-site cogeneration using fuel cells. As a result of his experiences, Mr. Moard has broad technical, marketing and business knowledge with regard to manufacturing. He also served as Manager of Fuel Cells for the Gas Research Institute where he managed and directed field testing, final product development and commercialization of fuel cells. Mr. Moard has a B.S. degree in Mechanical Engineering from California Polytechnic State University at San Luis Obispo.


    MICHAEL K. BURKE. Michael Burke has served as our Chief Financial Officer since joining us effective May 8, 2000 and our Assistant Secretary since November of 2000. Mr. Burke has over 19 years of combined investment and merchant banking experience to the power technology, energy and electric utility industries. Prior to joining us in May of 2000, Mr. Burke was a Managing Director within the U.S. Investment Banking Department of CIBC Oppenheimer Corp. Previously, Mr. Burke was a Director within the Global Investment Banking Division of the Barclays Bank Group, BZW. Mr. Burke's professional experience includes mergers and acquisitions, merchant banking, and project and corporate finance. Mr. Burke is a graduate of Lake Forest College with a B.A. degree in Economics.



    HAZEN BURFORD. Hazen Burford has served as our Vice President of Engineering and General Manager since joining us in September of 1996.
Mr. Burford has over 16 years of experience in project management, engineering, design and management of petrochemical and utility projects. He has worked in a number of technical and management positions regarding such plants and refineries, and with respect to a wide range of energy-related projects worldwide. In 1993, Mr. Burford founded Nova-

Industries, an engineering construction company, for which he served as Vice President of Engineering until he joined us in 1996. From 1989 to 1993, Mr. Burford was also responsible for management of the engineering department for Parsons Main, a large Southern California architectural and engineering firm. Mr. Burford has a B.S. degree in Mechanical Engineering from California Polytechnic State University at San Luis Obispo.



    RICHARD "ROOT" WOODS. Richard Woods has served as our Vice President of Research and Development since joining us in January of 1996. Mr. Woods has over 21 years of experience in the fuel cell industry and an additional six years of research experience with electrochemical systems. From 1991 to just prior to joining us, Mr. Woods was Executive Advisor and Marketing Manager for M-C Power Corporation, a developer of molten carborate fuel cell systems. From 1980 through 1991, Mr. Woods was manager of Gas Research Institute's Phosphoric Acid Fuel Cell program. He also conducted several analytical studies for its Power Generation Department. Mr. Woods has a B.S. degree in Engineering from Case Western Reserve University, with a major in Macro-Molecular Science and a minor in Bio-Medical Engineering.



    LARRY FROST. Larry Frost has been our Treasurer since January 1, 1996 and our Secretary since November of 2000. Prior to May 15, 2000, Mr. Frost was also our Chief Financial Officer and prior to November of 2000 he was our Assistant Secretary and Controller. Prior to joining us, Mr. Frost was a founder of Sterling Bank, a private Los Angeles financial institution. He also worked with the accounting firm of Femrite, Yager & Blank, and served as chief operating officer of Calabassas Enterprises, Inc. Mr. Frost was a partner in JL Enterprises, which specialized in the development of high quality real estate projects such as hotels, industrial plazas and office buildings. Mr. Frost has a B.S. degree in Accounting from California State University at Northridge.


NON-MANAGEMENT DIRECTORS


    ROGER SAILLANT. Mr. Saillant has served as a director since July 20, 2000. Mr. Saillant joined Ford Motor Company in 1970 as a Research Scientist. He moved to Engine Engineering in 1975 and began a series of supervisor positions in the catalyst and emissions area. From 1986 to 1989, as Plant Manager, Mr. Saillant launched Ford Motor Company's Electronic Division's new Altec Plant in Mexico. Other assignments in different component operations followed, including a post as General Manufacturing Manager starting in 1990. Throughout the 1990s, Ford operated a division known as Visteon Automotive Systems as an internal enterprise until June of 2000, when Visteon Corporation was spun off as its own independent company. In August of 1994, Mr. Saillant was Director of Technology and Process Leadership of the Visteon division, a job he held until being named Operations Manager of Component Engineering and Manufacturing of the Visteon division in November of 1996. Mr. Saillant was promoted to Vice President and General Manager of Visteon's Interior Systems in September of 1997. In November of 1998, he was appointed to his present position as Vice President and General Manager of Visteon's Energy Transformation Systems. Mr. Saillant holds a B.S. degree in Chemistry from Bowdoin College in Maine, a Ph.D. in Chemistry from Indiana University, and a post-doctorate degree from the University of California.


    JEAN-LOUIS EXBRAYAT. Mr. Exbrayat has served as a director since July 20, 2000. Mr. Exbrayat is currently the Project Manager for the Commercial Division of Gaz de France, and has held this position since January of 1999. As Project Manager, Mr. Exbrayat is responsible for energy development and distribution for Gaz de France. In 1998, Mr. Exbrayat served as the advisor to the Chief Executive Officer of EDF-GDF Services, a division of Gaz de France. From 1995 through 1997, Mr. Exbrayat was Deputy Chief Executive Officer of Centre Paris Aurore, a business unit of EDF-GDF Services, which distributes gas and electricity in Paris, France. Mr. Exbrayat is a graduate of Ecole Polytechnique and Ecole Nationale de Statistique et d'Administration Economique.

    DR. JAMES N. GOFFI. Dr. Goffi has served as a director since March of 1997. Dr. Goffi is also the Chairman of the compensation committee of our board. Since 1996, Dr. Goffi has been the General Manager of Sunbeam Corporation's Waynesboro, Mississippi electric bedding manufacturing facility. Prior to this position, Dr. Goffi worked 25 years with Scott Paper Company. During his career in the pulp and paper industry, Dr. Goffi held various management positions, including Vice President of Procurement, Plant Manager and Director of Commercial Business Systems. Dr. Goffi received his B.S., M.S. and Ph.D. degrees in Chemical Engineering from the University of Maine.



    DR. LARRY L. BERG. Dr. Berg has served as a director since March of 1998. In 1984, Dr. Berg formed Larry Berg and Associates, a consulting firm specializing in energy and environmental technologies and related governmental policies and politics, after a twenty-six year career as a professor and administrator at the University of Southern California. From 1983 to 1993 he served as the Speaker of the California Assembly's representative on the Governing Board of the Southern California Air Quality Management District before leaving to pursue environmental and energy development activities in the private business sector. Dr. Berg negotiated a technology sharing agreement with the Province of Ontario, Canada; this agreement being the forerunner to the first formal Memorandum of Understanding between the Province of British Columbia and the Southern California Air Quality Management District. From 1994 to 1997, Dr. Berg served on the board of directors of Ballard Power
Systems Inc. Dr. Berg received his B.A. and M.A. degrees from the University of Iowa, and his Ph.D. from the University of California Santa Barbara.


    IVAN ROCH.  Mr. Roch has served as a director since November of 1999.
Mr. Roch is a member of the compensation committee of our board of directors. From 1997 to 1999, Mr. Roch served as a consultant (in the capacity of a general manager) to Ateliers Wood Inc., a company that specializes in electrochemical equipment repairs. Mr. Roch was employed from 1995 to 1997 as the President and General Manager of Les Materiaux De Pointe Precitech Inc., a start-up venture that manufactured powder metal parts for industrial uses. From 1994 to 1995, Mr. Roch was a Project Manager for Les Enterprises Barrette Ltee and focused on developing products from excess raw material used in a saw milling operation. Mr. Roch holds a B.S. degree in Industrial Mechanics from the University of Montreal.


    HENRY WEDAA.  Mr. Wedaa has served as a director since March of 1998.
Mr. Wedaa is a member of the compensation committee of our board of directors. Mr. Wedaa is president of Valley Environment Associates in Yorba Linda, California, an organization he started in 1970 that specializes in environmental studies, air quality issues, intergovernmental relations and new business activities. He served as Board Chairman of the Governing Board of the Southern California Air Quality Management District for several years. Mr. Wedaa has written, or co-written more than 30 technical papers on various subjects including shock tube phenomena, weapons and explosive systems, warhead development, fuel cells, and airport land use. Mr. Wedaa received his bachelor's degree in Physics from Gettysburg College in Pennsylvania in 1949.



    FRED R. SEDDIQUI. Mr. Seddiqui has served as a director since February of 1999. Mr. Seddiqui is a member of the audit committee of our board of directors. Since 1998, Mr. Seddiqui has served as the President and Chief Executive Officer of Product Success Corp., an internet-based service provider for the product development community in the high-tech industry. Since 1998, Mr. Seddiqui has also served as President of Silicon Valley Venture Partners, a private fund for investment in early-stage high-tech startups. Mr. Seddiqui was formerly President and Chief Executive Officer of Fidus Medical Technology, which develops, manufactures and sells systems for the treatment of cardiac arrythmia, since founding that company in 1992. Mr. Seddiqui holds an M.B.A. from Golden Gate University in California, as well as B.S. and M.S. degrees in Engineering from Fairleigh Dickenson University. He is past chairman of the American Society of Mechanical Engineering, Santa Clara Valley Section. He has authored the book "Engineering Functions Concerning Industry" published by Vantage Press, New York.


    DAVID FREEMAN. Mr. Freeman has served as a director since July of 2000. Since September of 1997, Mr. Freeman has been the General Manager of the Los Angeles Department of Water and Power. Prior to this appointment, Mr. Freeman served as the Trustee for the California Independent System Operator and the California Power Exchange Trusts, Mr. Freeman was President and Chief Executive Officer of the New York Power Authority from 1994-1996. Mr. Freeman has
20 years of experience as a public power chief executive officer, including positions at the Tennessee Valley Authority (as a director from 1977-1984), the lower Colorado River Authority, and the Sacramento Municipal Utility District (as general manager from 1990-1994). Mr. Freeman has also served in various high-level government positions including being an energy advisor to President Carter and as an energy consultant to the U. S. Senate Commerce Committee, head of the energy policy staff in the White House Office of Science and Technology and as executive assistant to the chairman of the Federal Power Commission.
Mr. Freeman earned his B.S. degree in Civil Engineering from the Georgia Institute of Technology and his law degree from the University of Tennessee Law School.

BOARD COMPOSITION

    Our board of directors currently is comprised of nine members. Directors are elected by our shareholders at each annual meeting and serve for one year or until their successors are elected and qualified. Pursuant to the reorganization agreement entered into in September of 2000 with Sofinov and the seven individual members of Phoenix Gas Systems, LLC, Sofinov will retain the right following the closing of this offering to nominate for election one director to our board of directors so long as Sofinov holds our unregistered securities and owns five percent or more of our outstanding securities on a fully diluted basis. There are no family relationships among any of our directors and executive officers.

ELECTION OF DIRECTORS


    Following the offering, our certificate of incorporation will provide that our board of directors will be divided into three classes with staggered, three-year terms. The term of office of our Class I directors will expire at the annual meeting of shareholders to be held in 2001; the term of office of our Class II directors will expire at the annual meeting of shareholders to be held in 2002; and the term of office of our Class III directors will expire at the annual meeting of the shareholders to be held in 2003. At each annual meeting of the shareholders, beginning with the 2001 annual meeting, the successors to the directors whose terms have expired will be elected to serve until the third annual meeting following their election or until their successors have been elected, unless they resign or are removed earlier. Messrs. Wedaa, Freeman and Seddiqui have been designated as Class I directors; Messrs. Roch, Goffi and Exbrayat have been designated as Class II directors; and Messrs. Moard, Berg and Saillant have been designated as Class III directors. The classification of our board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.


BOARD COMMITTEES

    COMPENSATION COMMITTEE. Our board of directors established the compensation committee in April of 1999. The non-employee members of the compensation committee are Dr. James Goffi, Henry Wedaa and Ivan Roch. The compensation committee reviews and makes determinations of, or recommendations to our board of directors with respect to, compensation and benefits of senior officers as well as the total compensation structure of similarly situated job categories applicable to all of our other employees. Our compensation committee also administers and grants stock options and stock awards to our employees pursuant to our 2000 Stock Incentive Plan. The compensation committee met four times in 1999.

    AUDIT COMMITTEE. Our board of directors established the audit committee in August of 2000. The members of the audit committee are Dr. Larry Berg, Fred Seddiqui and David Freeman. None of the audit committee members is or has ever been an employee of our company or any affiliated company or large shareholder of our company. Our audit committee will meet with the independent auditors to review the adequacy of our internal control systems and financial reporting procedures; review the general scope of the annual audit and the fees charged by the independent auditors; review and monitor the performance of non-audit services by the auditors; review the fairness of any proposed transaction between us and any officer, director or other affiliate, and after such review, make recommendations to our board of directors; and shall perform such further functions as may be required by any stock market or quotation service upon which our common stock may be listed.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.

    None of the members of the compensation committee is or has been our employee at any time since our formation. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

    Each of our non-employee directors receives a fee of $500 for each of our board meetings attended and all members of our board of directors are reimbursed for all reasonable expenses incurred in attending our board and committee meetings. In April of 2000, we adopted the 2000 Stock Incentive Plan, which provides, in addition to the grant of employee stock compensation, non-employee director stock compensation.

    Non-employee directors receive options as of January 15 of each year of service as a member of our board of directors. Such options are immediately vested and remain exercisable, for seven years from the date of grant unless the director resigns or is not re-elected prior to the expiration date of the options. Incumbent non-employee directors each received 7,000 options in 1999, and 5,000 options in 2000. Beginning in 2001, non-employee directors will receive grants of 5,000 options each year, for so long as shares remain available for issuance under our 2000 Stock Incentive Plan. Any non-employee director elected for the first time after January 15 of a year is entitled to an unprorated grant of 5,000 options for that year and will continue to receive 5,000 options each year, for so long as shares remain for issuance available under our 2000 Stock Incentive Plan.

EXECUTIVE COMPENSATION

    The following table provides information concerning the compensation paid during the years ended December 31, 1997, 1998 and 1999, to our chief executive officer and each of our other most highly compensated executive officers whose total compensation exceeded $100,000 during our 1999 fiscal year. We did not pay any other executive officer over $100,000 in 1999.

                           SUMMARY COMPENSATION TABLE


                                                                                               LONG-TERM
                                                                                              COMPENSATION
                                                                                                 AWARDS
                                                ANNUAL                                        ------------
                                             COMPENSATION                                      SECURITIES
                                          -------------------                OTHER ANNUAL      UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION                 YEAR      SALARY    BONUS($)    COMPENSATION($)    OPTIONS(#)    COMPENSATION($)
---------------------------               --------   --------   ---------   ---------------   ------------   ---------------
David M. Moard,                             1997     $150,000         --              --              --               --
  Chairman of the Board, President &        1998     $150,000         --              --         620,000               --
  Chief Executive Officer                   1999     $150,000         --              --         105,000

Hazen Burford,                              1997     $110,500         --              --              --               --
  Vice President of Engineering             1998     $110,500         --              --         197,500               --
                                            1999     $110,500         --              --          70,000               --

Richard "Root" Woods,                       1997     $110,000         --              --              --               --
  Vice President of Research and            1998     $110,000         --              --         197,500               --
  Development                               1999     $110,000         --              --          70,000               --

Larry Frost,                                1997     $125,000         --              --              --               --
  Treasurer & Secretary                     1998     $125,000         --              --         197,000               --
                                            1999     $125,000         --              --          70,000               --


OPTION GRANTS DURING FISCAL YEAR 1999

    The table below provides information regarding stock options we granted in fiscal year 1999 to our chief executive officer and the other executive officers whose compensation exceeded $100,000 in fiscal 1999. The exercise price represents our board of directors' estimate of the fair market value of our common stock on the grant date. The table includes the potential realizable value over the seven-year term of the options, assuming that the market value of our stock appreciates from the date of grant to the expiration of the option at rates of 5% and 10%, compounded annually. The assumed rates of appreciation that we included in the table below are prescribed by the Securities and Exchange Commission for illustrative purposes only and are not intended to forecast or predict future stock prices. Any actual gains on option exercises will depend on the future performance of our stock.

                                                                                               POTENTIAL REALIZABLE
                                            OPTION GRANTS DURING FISCAL YEAR 1999                VALUE AT ASSUMED
                                  ---------------------------------------------------------    ANNUAL RATES OF STOCK
                                  NUMBER OF       PERCENT OF                                           PRICE
                                  SECURITIES    TOTAL OPTIONS                                 APPRECIATION FOR OPTION
                                  UNDERLYING      GRANTED TO                                           TERM
                                   OPTIONS       EMPLOYEES IN       EXERCISE     EXPIRATION   -----------------------
NAME                              GRANTED(#)   FISCAL YEAR 1999   PRICE ($/SH)      DATE        5%($)       10%($)
----                              ----------   ----------------   ------------   ----------   ---------   -----------
David M. Moard..................   105,000           19.7%             $5         10/28/06    $738,728    $1,023,076
Hazen Burford...................    70,000           13.1%             $5         10/28/06    $492,485    $  682,051
Richard "Root" Woods............    70,000           13.1%             $5         10/28/06    $492,485    $  682,051
Larry Frost.....................    70,000           13.1%             $5         10/28/06    $492,485    $  682,051

FISCAL YEAR-END OPTION VALUES


    None of our executive officers whose compensation exceeded $100,000 in fiscal year 1999 exercised any options in 1999. The table below provides information regarding options exercised during 1999 and unexercised options held as of December 31, 1999 by our chief executive officer and the other executive officers whose compensation exceeded $100,000 in fiscal 1999. The value of realized options and the value of unexercised in-the-money options is calculated on the basis of an assumed initial public offering price of $12 per share.

      AGGREGATE OPTION EXERCISES IN FISCAL 1999 AND YEAR END OPTION VALUES


                                                            NUMBER OF             VALUE OF UNEXERCISED IN-
                                                      SECURITIES UNDERLYING                 THE-
                                                     UNEXERCISED OPTIONS AT        MONEY OPTIONS AT FISCAL
                                                       FISCAL YEAR END(#)                YEAR-END($)
                                                   ---------------------------   ---------------------------
NAME                                               EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                               -----------   -------------   -----------   -------------
David M. Moard...................................    655,000        70,000       $7,860,000       $840,000
Hazen Burford....................................    220,833        46,667       $2,649,996       $560,004
Richard "Root" Woods.............................    220,833        46,667       $2,649,996       $560,004
Larry Frost......................................    220,833        46,667       $2,649,996       $560,004


EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

    We have entered into an employment agreement with David Moard, our President and Chief Executive Officer, effective as of August 1, 2000. Mr. Moard's employment agreement has a term of three years and provides for an annual base salary of $200,000, a performance bonus of up to 200% of his base salary and an increase in his base salary to $300,000 commencing January 1, 2001. In addition, the agreement provides for termination of employment on 30 days' written notice by either party, subject to continuation of his base compensation for up to two years if Mr. Moard is terminated without cause and he agrees to certain non-competition provisions. In connection with the execution of his employment agreement, Mr. Moard received fully vested options to purchase 105,000 shares of our common stock at a purchase price of $5.00 per share and fully vested options to purchase 3,750 shares of our common stock at a purchase price of $5.50 per share. Mr. Moard may receive additional option grants, if approved by the compensation committee.


    Mr. Burke, our Chief Financial Officer and Assistant Secretary, has entered into an employment agreement with us effective May 8, 2000, which provides for an annual base salary of $175,000. Mr. Burke's employment agreement further provides that his annual base salary will increase to $200,000 upon the later to occur of January 1, 2001 or the completion of this offering. Mr. Burke is also eligible to receive, at the discretion of our board of directors, a performance bonus of up to 200% of his base salary. Mr. Burke has been granted options to purchase 1,000,000 shares of our common stock at an exercise price of $5.00 per share. Options for 200,000 shares are vested and exercisable by Mr. Burke up until the day before this offering. Options for an additional 100,000 shares are vested and remain exercisable through May 15, 2007. An additional 200,000 options will vest upon the completion of this offering and shall remain exercisable through May 15, 2007. An additional 300,000 options will vest in 100,000 share increments on each January 1, beginning in 2001, and will remain exercisable through May 15, 2007. The remaining 200,000 options will vest if within one year following the date of this offering, the market capitalization of our issued and outstanding common stock achieves a specified minimum average over twenty consecutive trading days. Mr. Burke's employment agreement is subject to termination upon his death, illness, disability or other incapacity, or upon Mr. Burke providing 30 days' prior written notice or by a notice of termination from us. We may terminate Mr. Burke's employment immediately for cause or upon 30 days' prior notice without cause. In the event Mr. Burke is terminated without cause, he will receive his base salary for a period of 12 months provided he provides consulting services and does not violate confidentiality and non-competition covenants set forth in his employment agreement.


    We have entered into employment agreements with each of Messrs. Frost, Burford and Woods, all effective as of August 1, 2000. Each of these employment agreements has a maximum term of three years, however, the agreements may be terminated at any time by either party upon 30 days' written notice. If we terminate any of Messrs. Frost, Burford or Woods without cause, then we are obligated to continue to pay such individual's then-existing base salary for one year, so long as such individual agrees to certain non-competition provisions. For the year ending December 31, 2000, Mr. Frost's annual base salary is $131,250 and Messrs. Burford and Woods each have an annual base salary of $115,500. Commencing January 1, 2001, Mr. Frost's base salary shall be increased to $150,000 per year, Mr. Burford's salary shall be increased to $175,000 and Mr. Woods' base salary shall be increased to $160,000 per year. Each of Messrs. Frost, Burford and Woods may receive a performance-based bonus of up to 160% of their base salary at the end of each year of service to us. In addition, in connection with the execution of their employment agreements, each of Messrs. Frost, Burford and Woods received fully vested options to purchase 70,000 shares of common stock at a purchase price of $5.00 per share and each of them may receive additional option grants, if approved by the compensation committee.

BENEFIT PLANS

    STOCK OPTIONS

    On July 31, 1998, our board of directors adopted a resolution calling for the issuance of options under certain individual non-statutory option agreements to certain key executives in consideration of their past services, and in lieu of cash bonuses that we had been unable to pay to them through 1998. Grants of such options to individual executives consisted of 620,000 options granted to David Moard, 40,000 options granted to Leonard Greiner, 197,500 options granted to each of Larry Frost, Hazen Burford and Richard Woods, 7,500 options granted to John Cuzens and 25,000 options granted to Dick Williams, an executive who has since left our employment. The options granted were in an aggregate amount of 1,285,000 shares. The options are immediately exercisable in their entirety at a price of $1.00 per share and remain exercisable through July 30, 2005.

    Our board of directors, by a unanimous written consent effective as of October 29, 1999, ratified the 1998 grants and approved a form of option agreement for the implementation of such option grants and further granted options for 343,000 additional shares to five executive officers for their 1999 service to our company. The individual grants consisted of 105,000 shares to David Moard, 70,000 shares to each of Larry Frost, Hazen Burford and Richard Woods, and 28,000 shares to John Cuzens. One third of the options vested on January 1, 2000 and an additional one third will vest on each January 1 thereafter if the relevant employee remains employed by us on that date. The options are exercisable any time prior to October 28, 2006, at the price of $5.00 per share unless they expire earlier by reason of the optionee's termination. Early termination provisions are substantially the same as the provisions that apply to our 2000 Stock Incentive Plan, as described below.

    2000 STOCK INCENTIVE PLAN

    Our 2000 Stock Incentive Plan was adopted by our board of directors on April 30, 2000 and approved by our shareholders on July 20, 2000. Our 2000 Stock Incentive Plan reserves 1,575,000 shares of our common stock for grants to employees, non-employee directors and consultants. Grants permitted under this plan include incentive stock options, nonstatutory stock options and shares of stock sold subject to forfeiture restrictions. Our 2000 Stock Incentive Plan is administered by the compensation committee of our board of directors, which determines the terms and conditions of individual grants pursuant to the 2000 Stock Incentive Plan. The minimum exercise price of incentive stock options granted under the 2000 Stock Incentive Plan is 100% of the fair market value of the stock at the time of grant, as determined by the board of directors in good faith. The exercise price of incentive stock options must at least equal 110% of fair market value in the case of incentive stock options granted to an employee who holds, at the time the option is granted, more than 10% of the total voting power of all classes of our stock. Our compensation committee determines the term of the options, which may not exceed ten years, or five years in the case of an incentive stock option granted to an employee who holds, at the time the option is granted, more than 10% of the total voting power of all classes of our stock.

    With respect to nonstatutory stock options, the minimum exercise price permitted by our 2000 Stock Incentive Plan is 85% of the fair market value at the time of grant, as determined by the board of directors in good faith. Our compensation committee has granted both incentive stock options and nonstatutory stock options pursuant to the 2000 Stock Incentive Plan, generally exercisable at 100% of its determination of fair market value at the date of grant. The 2000 Stock Incentive Plan permits early exercise of stock option grants prior to vesting, whereby the shares of common stock purchased pursuant to such early exercise remain subject to restrictions during the original period of vesting. However, our compensation committee has thus far not permitted early exercise. The minimum vesting required by the 2000 Stock Incentive Plan is 20% per year from the date of grant. However, our compensation committee has generally followed a policy of permitting options to vest as to one-third of the shares as of each January 1 following the date of grant, provided the optionee remains in service with us. Options generally expire on the day before the seventh anniversary of the date of grant but will expire earlier under certain circumstances. The options expire immediately in the event of a termination of employment for cause. In the event of a termination for reasons other than for cause, the option expires three months after termination of employment provided that such three-month period is extended by nine months in the event termination of service is involuntary on the part of the optionee, but without cause. The period of time for exercise is generally extended to three years in the case of death, disability, retirement (as defined) of the optionee, or change in control of our company. Options may be subject to forfeiture in the event of violation of certain confidentiality provisions or, in certain limited circumstances, if the optionee competes with us. The enforceability of these forfeiture provisions by us is not free from doubt.

    No option may be transferred by the optionee other than by will or the laws of descent or distribution. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000 as of the date the options were granted, the excess options will be treated as non-statutory stock options.

    In the event that we are a party to a merger or consolidation, outstanding options shall be subject to any such agreement of merger or consolidation. Without the optionee's consent, outstanding options may be continued, assumed or substituted by the successor corporation. If the party that survives the merger or consolidation does not agree to continue, assume or substitute, the options will terminate upon the closing of the transaction, subject to an opportunity to exercise vested options being afforded to the optionee.

    Our board of directors may amend, modify or terminate the 2000 Stock Incentive Plan if any amendment, modification or termination does not impair existing rights of plan participants. Additionally, shareholder approval is required for an amendment to the extent required by applicable law, regulations or rules.


    As of October 31, 2000:


    - a total of 1,575,000 shares had been reserved for issuance under the 2000 Stock Incentive Plan;

    - options to purchase an aggregate of 3,698,401 shares of common stock, 1,070,401 of which were granted under our 2000 Stock Incentive Plan, have been granted at exercise prices of $1 to $5.50 per share;

    - no outstanding options under the stock option agreements or our 2000 Stock Incentive Plan had been exercised; and

    - 504,599 shares remained available for future grant under the 2000 Stock Incentive Plan.

    401(k) PLAN

    We maintain a 401(k) plan that covers all our employees who satisfy our plan's eligibility requirements relating to minimum age, length of service and hours worked. We may make an annual contribution for the benefit of eligible employees in an amount determined by our board of directors. We have not made any contribution to date and have no current plans to do so. Eligible employees may make pretax elective contributions of up to 15% of their compensation, subject to maximum limits on contributions prescribed by law.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY


    Our certificate of incorporation, to be effective upon completion of this offering provides for indemnification of our directors and officers to the maximum extent permitted by the Delaware General Corporation Law, and our bylaws, to be effective upon completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.



    In addition, we have entered into indemnification agreements with our directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.



    We have obtained a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. The policy is effective through December of 2000 and we plan to renew such policy or obtain a suitable replacement policy.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PHOENIX HYDROGEN SYSTEMS LLC AND PHOENIX GAS SYSTEMS LLC


    In April of 1996, we formed Phoenix Gas Systems LLC, a California limited liability company, with three other individuals. We contributed $24,250,000 for a 97% membership interest in Phoenix Gas Systems LLC, and the three individuals contributed $250,000 each for their respective 1% membership interests. Phoenix Gas Systems LLC was formed in anticipation of our relationship with Sofinov to exploit our UOB-TM- technology in conventional hydrogen markets.



    In August of 1996, we entered into a joint venture arrangement with Sofinov for the exploitation and licensing of our hydrogen production technology and related patents, trademarks and licenses. In connection with the joint venture agreement we jointly formed Phoenix Hydrogen Systems LLC, a California limited liability company, in which Sofinov acquired, through an affiliate, a 30% membership interest for $2 million in cash and we acquired the remaining 70% interest in exchange for $250,000 in cash, a note for $750,000 and a worldwide exclusive license to make, use, sublicense, sell and exploit in perpetuity our UOB-TM- technology and related patents, trademarks, trade names, and other intellectual property for all uses. In addition, Sofinov, through another affiliate, acquired an approximate 28.6% interest in Phoenix Gas Systems LLC for a $2 million cash investment, thereby diluting our membership interest to approximately 68.4% and diluting the three individuals' membership interests to just below 1% each. In August of 1996, Phoenix Hydrogen Systems LLC sublicensed to Phoenix Gas Systems LLC an exclusive worldwide license to make, use, market, sell and exploit, in perpetuity, the technology for the limited "field of use" of all conventional hydrogen markets, including chemical, refinery, metals, food, hydrogen peroxide, glass, electronics and other uses where hydrogen is not used as fuel but rather as a feedstock to industrial products and processes. The sublicense to Phoenix Gas Systems LLC excluded the right to use or exploit such technology in fields of use where hydrogen is used directly as a fuel, including fuel cells and internal combustion engines, boilers, burners and heat processors.



    In 1997, four additional individuals made contributions of $125,000 each to obtain a 0.5% membership interests in Phoenix Gas Systems, thereby diluting our interest to approximately 66.5%. Over the next three years, there were 13 cash calls made to all of the members of Phoenix Gas Systems for additional contributions to the company. Not all of the members contributed every time a cash call was made and to the extent that they did not contribute, their membership interests were diluted. We made additional equity contributions in 1998 in the aggregate amount of $780,000, bringing our membership interest in Phoenix Gas Systems to approximately 66.6%. In 1999, we made additional equity contributions in the aggregate amount of $1,743,500, bringing our membership interest in Phoenix Gas Systems to approximately 66.9%. In 2000, we made additional equity contributions in the aggregate amount of $478,000, to maintain our approximate 66.9% membership interest in Phoenix Gas Systems.



    Prior to entering into the formation agreements with Sofinov, we conducted both our on-site hydrogen generator operations and our fuel cell systems on a unified basis. Because Sofinov desired to focus its investments on developing our on-site generator operations and we desired to also continue to grow and develop the fuel cell business, we determined that forming the two subsidiaries would best help us achieve these goals.


REORGANIZATION TRANSACTION


    In September of 2000, we entered into a reorganization agreement with Sofinov and the seven individual members of Phoenix Gas Systems LLC to merge our subsidiaries, Phoenix Hydrogen Systems LLC and Phoenix Gas Systems LLC, into a new California corporation, named Phoenix Hydrogen Systems, Inc. The purpose of the reorganization was to consolidate our assets and the interests of the subsidiaries' investors into one corporate entity because we determined that the multi-tier arrangement was no longer necessary and was cumbersome for us at this stage of our development. In this reorganization, we received 9,353,169 shares of common stock of Phoenix Hydrogen Systems, Inc., or approximately 65.81% of the outstanding stock, Sofinov received 4,187,458 shares, or approximately 29.46% of the outstanding stock, and the seven individuals received in the aggregate 674,700 shares, or approximately 4.73% of the outstanding stock. The reorganization agreement further provides that, immediately prior to the closing of a public offering of our common stock, our shares in Phoenix Hydrogen Systems, Inc. will be cancelled and Phoenix Hydrogen Systems, Inc. will be merged into us. Each outstanding share of stock in Phoenix Hydrogen
Systems, Inc. owned by the minority shareholders and Sofinov will be exchanged for one share of our common stock. In addition, the reorganization agreement provides that Sofinov has the right to purchase an additional 2,178,000 shares of our common stock for $10,890,000 in cash, or $5.00 per share, immediately prior to the closing of this offering. Sofinov has indicated that it intends to exercise this purchase right. As a result of this reorganization transaction, all of the rights, liabilities and properties held by Phoenix Hydrogen
Systems, Inc., including the technology, will be transferred and assigned to us by operation of law and we will be the surviving corporation, with the shareholders of Phoenix Hydrogen Systems, Inc. becoming our shareholders. The reorganization transaction will be effective immediately prior to the closing of this offering.


SOFINOV


    In April of 1999, we sold 1,101,447 shares of our common stock to Sofinov for $1,101,447 in the form of $800,000 in cash and the cancellation of a $300,000 demand promissory note and the interest accrued thereon in the approximate amount of $1,447. Our director, Mr. Roch is Sofinov's appointee to our board of directors.


VISTEON CORPORATION


    In November of 2000, we entered into a series of agreements with Visteon Corporation to obtain engineering support services and to form a product manufacturing and a technology sharing and development alliance with respect to the development and manufacture of our hydrogen fuel processors for proton exchange membrane fuel cell applications. See "Business--Our Strategic Relationships."



    In return for these services and as part of our alliance, we will issue Visteon warrants, which will vest over a period of one year, to purchase up to 5,476,886 shares of our common stock for an exercise price equal to the $0.0001 par value per share or approximately $548 for all such shares.



    Assuming the exercise of the warrants for all of the 5,476,886 shares of our common stock, which will vest one year after this offering, and Visteon's previous purchase of 400,000 shares of our common stock in June of 2000, Visteon would own approximately 17.3% of our common stock after giving effect to the offering.



    Our director, Roger Saillant, is the Vice President and General Manager of Visteon's Energy Transformations Division.


GAZ DE FRANCE


    In October of 1999, we entered into a research and development contract with Gaz de France, under which Gaz de France advanced $500,000 to us and provided us with various research and development services, valued at $1,050,000. The 1999 research and development contract was cancelled on July 13, 2000, when we entered into a five-year agreement with Gaz de France, under which Gaz de France will become the exclusive distributor of our hydrogen generating systems for industrial use and refueling stations in the European Union, Norway and Switzerland.

    As part of this distribution arrangement, G.D.F. International, a wholly owned subsidiary of Gaz de France, acquired 1,050,000 shares of our common stock in exchange for $3,700,000 in cash and the conversion of our outstanding debt to Gaz de France under the 1999 development agreement in the amount of $1,550,000. The common stock issued upon conversion of these liabilities was recorded at the estimated fair market value of the common stock at the time of conversion. In addition, we issued to G.D.F. International a warrant to acquire 1,000,000 shares of our common stock for $4.00 per share, which G.D.F. International has advised us that it intends to exercise prior to the commencement of this offering. Assuming exercise of the warrant, G.D.F. International would own approximately 6.0% of our common stock, after giving effect to the offering.



    Our director, Jean-Louis Exbrayat is the Product Manager of the Commercial Division of Gaz de France.


TRANSACTIONS WITH EXECUTIVE OFFICERS, DIRECTORS AND SIGNIFICANT SHAREHOLDERS


    In addition to the transactions described above, we have engaged in the following transactions with our directors, executive officers, and significant shareholders.



    In 1996, we issued 44,444 shares of our common stock to three of our executive officers, Messrs. Burford, Frost and Woods, in exchange for promissory notes from each of them in the amount of $168,047, or $3.78 per share, payable to us. The notes bear interest at 5% per annum and provide that principal and interest amounts may be forgiven at each employee's discretion, however the principal is due no later than January 1, 2002. The employees may not transfer or sell the stock until the related promissory note is repaid or forgiven.



    These were stock compensation arrangements entered into in order to defer the adverse tax impact on these officers. In September of 1998, we paid a stock dividend of 1.4 shares on each outstanding share of our common stock. Accordingly, in January of 1999 we cancelled the 1996 notes, issued new notes for $44,444 each and adjusted the shares to 106,666 for each of Messrs. Burford, Frost and Woods to reflect the dividend. Until each note is repaid or forgiven, we retain the right to repurchase the stock at a price of $3.78 per share if the employee voluntarily leaves our employment or is fired for misconduct. As of October 31, 2000, $49,518 remained outstanding under each note including accrued interest.



    In December of 1998 and in March of 1999, we issued an aggregate of 23,277 and 287,000 shares of our common stock, respectively, valued at $1.00 per share, to David Moard, our Chief Executive Officer and President, and his spouse in exchange for past services and the conversion of debts owed by us to Mr. Moard. Also in December of 1998, Mr. Moard and his spouse purchased 100,000 shares of our common stock for $1.00 per share.



    Dr. James N. Goffi, one of our directors, and his spouse made the following stock purchases for cash:



    DATE OF PURCHASE          NUMBER OF SHARES          PRICE PER SHARE
------------------------  ------------------------  ------------------------
        May 1998                   6,000*                   $20.83*
       July 1998                   1,200*                   $20.83*
      January 1999                 50,000                    $1.00


--------------


* The number of shares and their purchase price were later adjusted to effectively lower the purchase price to $2.00 per share by issuing an aggregate of 57,270 shares to Mr. Goffi and his spouse for no consideration.



    In January of 1999, we issued 8,000 shares of common stock, valued at $1.00 per share, to Henry Wedaa, one of our directors, in exchange for past services rendered. In April of 1999,

Mr. Wedaa purchased 42,000 shares of our common stock at $1.00 per share and in April of 2000, he purchased an additional 20,000 shares of our common stock at $5.00 per share.



    In April of 1999, Richard Woods, our Vice President of Research and Development, together with his spouse, received 25,000 shares of our common stock, valued at $1.00 per share, in exchange for the conversion of a debt owed by us to Mr. Woods.



    In July of 1999, Larry Berg, one of our directors, purchased 16,666 shares of our common stock at a purchase price of $1.50 per share paid in cash.



    In December of 1998 and in April of 1999, Leonard Greiner, who owns more than 5% of our outstanding common stock, received 287,000 and 353,125 shares of our common stock, respectively, valued at $1.00 per share, in exchange for the conversion of debts owed by us to Mr. Greiner.



INDEMNIFICATION AGREEMENTS



    We have entered into indemnification agreements with all of our executive officers and directors. See "Management--Director and Officer Indemnification and Liability."



    We believe that the terms of each of the foregoing transactions were at least as favorable to us as we could have obtained from an unrelated third party.

                             PRINCIPAL SHAREHOLDERS

PRINCIPAL SHAREHOLDERS

    The following table provides information regarding the beneficial ownership of our outstanding common stock, for:

    - our chief executive officer;

    - the other executive officers whose compensation exceeded $100,000 in fiscal 1999;

    - each of our directors;

    - each person or group that we know beneficially owns more than 5% of the outstanding shares of our common stock; and

    - all of our directors and executive officers as a group.


    The percentage of beneficial ownership before the offering is based on the beneficial ownership of our common stock as of October 31, 2000, as adjusted to reflect the issuance of 4,862,158 shares of our common stock in connection with the reorganization of our subsidiaries to consolidate our assets occurring immediately prior to the completion of this offering. See "Certain Relationships and Related Transactions."



    The percentage of beneficial ownership after the offering is based on 28,417,510 shares, including the 8,000,000 shares of common stock to be sold in this offering; 2,178,000 shares of our common stock being purchased in connection with the reorganization of our subsidiaries; 4,862,158 shares of common stock being issued in connection with the reorganization of our subsidiaries; and 1,000,000 shares of common stock issued upon exercise of all outstanding and vested warrants; and excluding 5,746,886 shares of common stock that will be issued upon exercise of warrants over a one-year vesting period following the closing of this offering; and assuming that the individuals and entities listed on the beneficial ownership table do not purchase any additional shares of our common stock in the offering.



    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all common stock held by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the common stock underlying warrants, options or other rights to acquire our common stock held by such person that are exercisable within sixty (60) days of October 31, 2000, but excludes common stock underlying warrants, options or other rights to acquire our common stock held by any other person.

                                                                                           PERCENTAGE OF SHARES
                                                                                             OF COMMON STOCK
                                                                                               OUTSTANDING
                                                             NUMBER OF SHARES             ----------------------
                                                             OF COMMON STOCK               BEFORE        AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                     BENEFICIALLY OWNED            OFFERING      OFFERING
---------------------------------------               ------------------------------      --------      --------
EXECUTIVE OFFICERS AND DIRECTORS
  David M. Moard (2)................................                      3,306,060         18.30%        11.31%
  Michael K. Burke (3)..............................                        500,000          2.82%         1.73%
  Hazen Burford (4).................................                        431,239          2.45%         1.50%
  Larry Frost (5)...................................                        446,238          2.54%         1.55%
  Richard Woods (6).................................                        437,499          2.43%         1.52%
  Jean-Louis Exbrayat (7)...........................                      2,055,000         11.26%         6.98%
  Dr. James N. Goffi (8)............................                        274,264          1.59%            *%
  Dr. Larry Berg (9)................................                         33,666             *%            *%
  Ivan Roch (10)....................................                      7,478,905         31.67%        24.43%
  Roger Saillant(11)................................                        405,000          2.35%         1.42%
  Henry Wedaa (12)..................................                         82,000             *%            *%
  Fred R. Seddiqui (12).............................                         12,000             *%            *%
  David Freeman (13)................................                          5,000             *%            *%
OTHER 5% SHAREHOLDERS
  Sofinov Societe Financiere d'Innovation, Inc.
    (14)............................................                      7,466,905         31.63%        24.41%
  G.D.F. International (15).........................                      2,050,000         11.26%         6.97%
  Leonard Greiner (16)..............................                      2,984,421         17.26%        10.48%
DIRECTORS AND OFFICERS AS A GROUP (13 PERSONS)
  (17)..............................................                     15,466,871         80.86%        51.03%


--------------

   * Less than 1%

 (1) Unless otherwise noted, the shareholders' address is 19300 Susana Road, Rancho Dominguez, California 90221.

 (2) Owned jointly with Mr. Moard's spouse; includes 2,000 shares owned by Mr. Moard's minor children and 822,083 shares issuable upon exercise of options.


 (3) Owned jointly with Mr. Burke's spouse; represents 500,000 shares issuable upon exercise of options.


 (4) Owned jointly with Mr. Burford's spouse and includes 330,833 shares issuable upon exercise of options.

 (5) Owned jointly with Mr. Frost's spouse and includes 330,833 shares issuable upon exercise of options.

 (6) Owned jointly with Mr. Wood's spouse and includes 330,833 shares issuable upon exercise of options.


 (7) Mr. Exbrayat is G.D.F. International's appointee to our board of directors and is deemed to have beneficial ownership of the shares owned by G.D.F. International. See Note 15 below. Also includes 5,000 shares issuable upon exercise of options.


 (8) Owned jointly with Mr. Goffi's spouse; includes 12,000 shares issuable upon exercise of options and 2,000 shares owned by Mr. Goffi's descendants.

 (9) Includes 5,000 shares owned by Zene Berg, Mr. Berg's mother and 12,000 shares issuable upon exercise of options.

 (10) Mr. Roch is Sofinov Societe Financiere d'Innovation, Inc.'s appointee to our board of directors and is deemed to be a beneficial owner of the shares owned by Sofinov. See Note 14 below. Also includes 12,000 shares issuable upon exercise of options.


 (11) Mr. Saillant is Visteon Corporation's appointee to our board of directors and is deemed to be a beneficial owner of the 400,000 shares owned by Visteon. Also includes 5,000 shares issuable upon exercise of options.


 (12) Includes 12,000 shares issuable upon exercise of options.

 (13) Includes 5,000 shares issuable upon exercise of options.

 (14) The principal executive offices of Sofinov Societe Financiere d'Innovation, Inc. are located at 1981 Avenue McGill College, Montreal (Quebec) H3A 3C7. Includes an aggregate of 6,365,458 shares of our common stock to be issued and purchased in connection with the reorganization of our subsidiaries to consolidate our assets.


 (15) The principal executive offices of G.D.F. International are located at 23 rue Philibert Delorme, 75017 Paris, France. Includes 1,000,000 shares issuable upon exercise of warrants immediately prior to the close of this offering.



 (16) Owned jointly with Mr. Greiner's spouse, includes 330,000 shares held by Mr. Greiner's children and in trusts for his grandchildren and 49,767 shares issuable upon exercise of options.



 (17) Includes all shares set forth in Notes 2-13.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    We are currently authorized to issue 30,000,000 shares of common stock, no par value. Immediately prior to the completion of this offering, we will reincorporate as a Delaware corporation and our authorized capital stock will consist of 200,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. The following description of our securities and certain provisions of our certificate of incorporation and bylaws under Delaware law are summaries. Statements contained in this prospectus relating to these provisions are not necessarily complete. Copies of our certificate of incorporation and bylaws have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of the certificate of incorporation that will be adopted by us immediately prior to the closing of this offering.


COMMON STOCK


    As of October 31, 2000, there were 12,377,352 shares of common stock outstanding and held of record by 93 shareholders. Based on the number of shares of common stock outstanding as of that date and giving effect to the issuance of 4,862,158 shares of common stock and the sale of 2,178,000 shares of common stock in connection with the reorganization of our subsidiaries to consolidate our assets; the issuance of 6,476,886 shares of our common stock upon exercise of warrants; and the issuance of the 8,000,000 shares of common stock offered by us hereby, there will be 33,874,396 shares of common stock outstanding, assuming no exercise of outstanding stock options, after this offering.



    Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of the shareholders. Cumulative voting for the election of directors is prohibited in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Holders of common stock are entitled to receive ratably any dividends that may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be upon receipt of payment for such shares, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further shareholder approval. Upon the closing of the offering, there will be no shares of preferred stock outstanding.


PREFERRED STOCK


    Upon completion of this offering and the filing of our certificate of incorporation in Delaware, our board of directors will be authorized without further shareholder approval to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights, qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our management without further action by the shareholders and may adversely affect the voting, dividend and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no present plans to issue any shares of preferred stock.


WARRANTS

    On July 13, 2000, we issued to G.D.F. International, a wholly owed subsidiary of Gaz de France, a warrant to purchase 1,000,000 shares of our common stock at an exercise price of $4.00 per share. This warrant may be exercised all or in part through payment of the $4.00 per share cash exercise price or through the application of a formula whereby G.D.F International would receive a number of shares of our common stock based on the difference between the $4.00 cash exercise price and the public offering price of the shares sold in the offering. G.D.F. International's warrant expires on the date the registration statement filed by us for this offering becomes effective. G.D.F. International intends to exercise the warrant prior to its expiration.


    We have entered into a warrant purchase agreement with Visteon Corporation to issue to Visteon, on the effective date of this offering, warrants to purchase up to 5,476,886 shares of our common stock at their par value of $0.0001 per share. The warrants will vest in one third increments at 90 days, 180 days and 365 days following the effective date of this offering.


RIGHT TO NOMINATE DIRECTORS


    Pursuant to the investor rights agreement entered into in September of 2000 with Sofinov, Sofinov will retain the right following the closing of this offering to nominate for election one director to our board of directors so long as Sofinov holds our unregistered securities and owns five percent or more of our outstanding securities on a fully diluted basis. Pursuant to an investor rights agreement we have entered into with Visteon, Visteon will have the right to nominate for election one director to our board so long as Visteon holds our unregistered securities and owns five percent or more of our outstanding securities on a fully diluted basis.


REGISTRATION RIGHTS


    Pursuant to the investor rights agreement, Sofinov, who will hold
7,466,905 shares of common stock following this offering, may demand that we file a registration statement under the Securities Act, beginning 180 days after the closing of this offering, with respect to the sale of up to 25% of its holdings and, beginning a year after the closing of this offering, with respect to the sale of up to 100% of its holdings. Additionally, following the closing of this offering, if we propose to register in an underwritten public offering any of the shares of our common stock under the Securities Act, either for our own account or for the account of other security holders, Sofinov is entitled to notice of the registration and is entitled to include its shares of our common stock in the registration under certain conditions.



    Pursuant to the investor rights agreement with Visteon, Visteon, who will hold warrants to purchase up to 5,476,866 shares of our common stock, may demand that we file a registration statement under the Securities Act, beginning two years after the closing of this offering, with respect to the sale of up to 25% of its warrant shares and, beginning three years after the closing of this offering, with respect to the sale of up to 100% of its warrant shares. Additionally, following the closing of this offering, if we propose to register in an underwritten public offering any of the shares of our common stock under the Securities Act, either for our own account or for the account of other securities holders, Visteon is entitled to notice of the registration and is entitled to include its shares of our common stock in the registration under certain conditions.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND
  BYLAWS



    Certain provisions of our certificate of incorporation and bylaws, which will become effective immediately prior to the closing of this offering, may make it more difficult to acquire control of us by various means. These provisions could deprive our shareholders of opportunities to realize a premium on their shares of common stock. In addition, these provisions may adversely affect the market price of the stock. These provisions are intended to:


    - enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by our board of directors;

    - discourage certain types of transactions which may involve an actual or threatened change in control of us;

    - discourage certain tactics that may be used in proxy fights;

    - encourage persons seeking to acquire control of us to consult first with our board of directors to negotiate the terms of any proposed business combination or offer; and

    - reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares of stock or that is otherwise unfair to our shareholders.


    CLASSIFIED BOARD OF DIRECTORS; REMOVAL; FILLING VACANCIES AND
AMENDMENT. Our certificate of incorporation and bylaws provide that upon the closing of this offering our board of directors shall be divided into three classes of directors serving staggered, three-year terms. The classification of the board has the effect of requiring at least two annual shareholder meetings, instead of one, to replace a majority of members of our board of directors. Subject to the rights of the holders of any outstanding series of preferred stock, the articles authorize only our board of directors to fill vacancies, including newly created directorships. Accordingly, this provision could prevent a shareholder from obtaining majority representation on our board of directors by enlarging our board of directors and filling the new directorships with its own nominees. Our certificate of incorporation also provides that directors may be removed by shareholders only for cause and only by the affirmative vote of holders of two-thirds of our outstanding shares of voting stock.



    SHAREHOLDER ACTION; SPECIAL MEETING OF SHAREHOLDERS. Our certificate of incorporation provides that shareholders may not take action by written consent, but may only take action at duly called annual or special meetings of shareholders. Our certificate of incorporation further provides that special meetings of our shareholders may be called only by the chairman of our board of directors or a majority of our board of directors. This limitation on the right of our shareholders to call a special meeting could make it more difficult for our shareholders to initiate actions that are opposed by our board of directors. These actions could include the removal of an incumbent director or the election of a shareholder nominee as a director. They could also include the implementation of a rule requiring shareholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the shareholders to call a special meeting of shareholders may make it more difficult to change the existing board and management.



    ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. Our bylaws provide that shareholders seeking to bring business before an annual meeting of our shareholders, or to nominate candidates for election as members of our board of directors at an annual meeting of shareholders, must provide timely notice thereof in writing. The bylaws also provide that Sofinov will have the right to nominate for election one member of our board of directors, subject to certain requirements relating to Sofinov's ownership of our common stock. To be timely, a shareholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 days prior to the date of our annual meeting. Our bylaws also specify certain requirements as to the form and content of a shareholder's notice. These provisions may preclude our shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders.


    AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.


    SUPERMAJORITY VOTE TO AMEND ARTICLES AND BYLAWS. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation imposes supermajority vote requirements in connection with business combination transactions and the amendment of certain provisions of our certificate of incorporation and bylaws, including those provisions relating to the classified board of directors, action by written consent, the ability of shareholders to call special meetings and the ability of shareholders to bring business before an annual meeting or to nominate directors. Following the completion of this offering, our present directors and executive officers and their respective affiliates will beneficially own approximately 52% of our common stock. This gives them veto power with respect to any shareholder action or approval requiring a simple majority.


    STOCK OPTION PLAN. Our 2000 Stock Incentive Plan provides for assumption of our plan or substitution of equivalent options of a successor corporation or, alternatively, at the discretion of the board of directors, exercise of some or all of the options, including those for non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control of the Company or similar event. These provisions in our 2000 Stock Incentive Plan plan may have the effect of delaying, deterring or preventing a change of control of us.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock will be ChaseMellon Shareholder Services.

NASDAQ NATIONAL MARKET LISTING


    We intend to apply to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol "HBTI".


                                REPURCHASE OFFER


    We have sold shares of common stock to certain of our employees, business consultants and associates and to their friends and family members, all of whom are located or resident in California. Due to the financial qualifications of some of these purchasers, the issuance of these shares may not have complied with all of the requirements for an exemption from the registration requirements of Section 5 of the Securities Act nor an exemption from qualification under California securities laws. We intend to make a repurchase offer with respect to these sales of stock as provided under the California securities law.



    Beginning approximately 180 days after the date of this prospectus, we intend to make an offer to repurchase these shares at their original purchase price, plus interest at a statutory rate from the date of purchase to the expiration of the repurchase offer, as provided by California law. The purchase price for most of these shares was approximately $1.00 to $2.00 per share. However, 24,000 of these shares were initially sold for $20.83 per share, although we subsequently issued additional shares to these purchasers to reduce their effective purchase price to $2.00 per share. Subject to the approval of the California Department of Corporations, the repurchase offer will cover a total of approximately
951,800 shares. Based upon the number of shares subject to the repurchase offer and their purchase price, and assuming that all such shares are tendered in the repurchase offer, the cost to us would be approximately $1,290,000, plus interest.



    The Securities Act does not expressly provide that a repurchase offer will terminate a purchaser's right to rescind a sale of stock which was not registered as required under the Securities Act and rescission rights under federal law may apply to more purchasers than is generally provided under the California law repurchase procedure. Accordingly, we may continue to be contingently liable for the purchase price of shares which were not issued in compliance with the Securities Act or applicable state securities laws and that are not repurchased. While any determination of the maximum amount of our potential liability for these sales is based on the particular facts surrounding each sale, and therefore subject to uncertainty, we believe that we could be liable for a total amount of up to approximately $1,656,999, plus interest.


    As of the date of this prospectus, we are not aware of any rescission claims against us.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of substantial amounts of our common stock in the public market could adversely affect the market price of the common stock offered hereby.


    Upon completion of the offering, we will have 33,894,396 shares of common stock outstanding, assuming no exercise of options after October 31, 2000 but also assuming that 6,476,886 shares of common stock are issued upon exercise of all warrants and the sale and issuance of 7,040,158 shares of common stock in connection with the reorganization of our subsidiaries. Of this amount, the 8,000,000 shares offered by this prospectus will be available for immediate sale in the public market as of the date of this prospectus. Approximately additional shares will be available for sale in the public market following the expiration of 180-day lock-up agreements with the representatives of our underwriters, subject in some cases to compliance with the volume and
other limitations of the Commission's Rule 144. An additional             shares
will be available for sale in the public market 90 days following the date of this prospectus, subject in some cases to compliance with the volume and other limitations of the Commission's Rule 144, but which are subject to lock-up agreements.



                                         APPROXIMATE SHARES
                                         ELIGIBLE FOR FUTURE
DAYS AFTER THE DATE OF THIS PROSPECTUS   SALE                  COMMENT
---------------------------------------  -------------------   ---------------------------------------
Upon Effectiveness.....................                        Freely tradeable shares sold in the
                                                               offering and shares saleable under
                                                               Rule 144(k) that are not subject to the
                                                               180-day lock-up.

90 days................................        --              Shares saleable under Rule 144, 144(k)
                                                               or 701 that are not subject to 180-day
                                                               lock-up.

180 days...............................                        180-day lock-up released; shares
                                                               saleable under Rule 144, subject, in
                                                               some cases, to volume limitations,
                                                               144(k) or 701.

180 days...............................                        180-day lock-up released; shares
                                                               saleable under Rule 144 subject to
                                                               vesting requirements and volume
                                                               limitations.

RULE 144

    In general, under Rule 144 as currently in effect, a person who has beneficially owned shares, including shares attributable to such person, for at least one year is entitled to sell within any three-month period commencing
90 days after the date of this prospectus a number of shares that does not exceed the greater of:

    - 1% of the then outstanding shares of common stock, which will be equal to approximately shares immediately after the offering; or

    - the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a form 144 with respect to such sale.

    A person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

    We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to the offering, there has been no public market for the common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after the offering. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock offered hereby.


LOCK-UP AGREEMENTS



    At our request, the underwriters have reserved up to 5% of the shares of common stock in the offering for sale at the initial public offering price to our directors, officers and employees and other parities associated with us who have advised us of their desire to purchase shares. All the shares purchased through the directed share program will be subject to lock-up agreements for a period of 180 days from the date of this prospectus.


    We and our officers, directors and major shareholders have agreed that, for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock. Salomon Smith Barney Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

RULE 701

    Any of our employees or consultants who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus.

REGISTRATION RIGHTS


    After this offering, Sofinov will be entitled to certain rights with respect to registration of its shares of our common stock under the Securities Act. See "Description of Capital Stock--Registration Rights." After the sale of these shares pursuant to a registration statement, such shares will be freely tradeable without restriction under the Securities Act. These sales could cause our market price to decline.

WARRANTS



    After this offering, Visteon will have warrants to purchase up to 5,476,886 shares of our common stock for a nominal exercise price. Such warrants will vest in increments of one-third each of such amount over a period of one year following this offering. Visteon will also be entitled to certain rights with respect to registration of these shares under the Securities Act. See "Description of Capital Stock--Registration Rights." Upon exercise of these warrants and sale of the shares pursuant to a registration statement, such shares will be freely tradeable without restriction under the Securities Act. Such sales could cause our market price to decline.


STOCK PLANS


    We intend to file a registration statement on Form S-8 under the Securities Act shortly after the completion of the offering to register the shares of common stock issuable under our 2000 Stock Incentive Plan, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act. As of October 31, 2000, there were outstanding options to purchase approximately 504,599 shares of common stock under our 2000 Stock Incentive Plan.

                                  UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to each underwriter, the number of shares set forth opposite the name of that underwriter.


UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
    Salomon Smith Barney Inc................................
    CIBC World Markets Corp.................................
    Lehman Brothers Inc.....................................
                                                                 ---------
        Total...............................................     8,000,000
                                                                 =========


    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to the approval of particular legal matters by the underwriters' counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by their over-allotment option described below, if they purchase any of the shares.

    The underwriters, for whom Salomon Smith Barney Inc., CIBC World Markets Corp. and Lehman Brothers Inc. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the
public offering price less a concession not in excess of $            per share.
The underwriters may allow, and dealers may reallow, a concession not in excess
of $            per share on sales to other dealers. If all the shares are not sold at the initial offering price, the underwriters may change the public offering price and other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.


    We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,200,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.



    At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to our directors, officers and employees and other parties associated with us who have advised us of their desire to purchase shares. All the shares purchased through the directed share program will be subject to lock-up agreements for a period of 180 days from the date of this prospectus. The number of shares of common stock available for sale to the general public will be reduced to the extent that these individuals purchase reserved shares. Any reserved shares that are not purchased through this directed share program will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.


    We and our officers, directors and major shareholders have agreed that, for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock. Salomon Smith Barney Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

    Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us and the underwriters. Among the factors considered in determining the initial public offering price were:

    - our record of operations;

    - our current financial condition;

    - our future prospects;

    - our markets;

    - the economic conditions in and future prospects for the industry in which we compete;

    - our management; and

    - currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us.

    The prices at which the shares will sell in the public market after this offering may, however, be lower than the price at which they are sold by the underwriters. Additionally, an active trading market in our common stock may not develop and continue after this offering.


    We intend to apply to have our common stock included for quotation on the Nasdaq National Market under the symbol "HBTI."


    The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' options to purchase additional shares of common stock.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per Share...................................................    $              $

Total.......................................................    $              $

    In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of the shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

    The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering a syndicate short position or making a stabilizing purchase, repurchases shares originally sold by that syndicate member.


    A prospectus in electronic format may be made available on the website maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representative will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by underwriters to securities dealers who resell shares to online brokerage account holders.


    Any of these activities may cause the price of the common stock to be higher than it would otherwise be in the open market in the absence of these transactions. Salomon Smith Barney Inc. may effect these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise, and may discontinue them at any time.


    We estimate that our total expenses of this offering, if commenced, will be $1.5 million.



    CIBC World Markets Corp. has acted as a private placement agent for us in connection with our sale of 400,000 shares of common stock to Visteon in June of 2000 and the sale of 1,050,000 shares of common stock, and the issuance of a warrant to purchase 1,000,000 shares of common stock, to G.D.F. International in July of 2000.


    We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Security Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS


    The validity of the common stock offered hereby will be passed upon for us by Manatt, Phelps & Phillips, LLP, Los Angeles, California. As of April of 2000, Donald W. Meaders, a partner of Manatt, Phelps & Phillips, LLP, owned 4,000 shares of our common stock. Certain legal matters will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.


                                    EXPERTS


    The consolidated financial statements of Hydrogen Burner Technology, Inc. and subsidiaries as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus, which is part of the registration statement, does not contain all the information included in the registration statement. For further information with respect to us and the shares to be sold in the offering, reference is made to the registration statement and the exhibits and schedules attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. If the contract or other document is filed as an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

    In addition, we intend to file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the Commission's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of these materials from the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference by calling the Commission at 1-800-SEC-0330. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information we have filed with the Commission.

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                PAGE
                                                              --------
Independent Auditors' Report................................    F-2
Consolidated Balance Sheets at December 31, 1998 and 1999
  (audited) and June 30, 2000 (unaudited)...................    F-3
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999 (audited) and six months
  ended June 30, 1999 and 2000 (unaudited)..................    F-4
Consolidated Statements of Shareholders' Deficiency for the
  years ended December 31, 1997, 1998 and 1999 (audited) and
  six months ended June 30, 2000 (unaudited)................    F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999 (audited) and six months
  ended June 30, 1999 and 2000 (unaudited)..................    F-6
Notes to Consolidated Financial Statements..................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Hydrogen Burner Technology, Inc.:

    We have audited the accompanying consolidated financial statements of Hydrogen Burner Technology, Inc. and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hydrogen Burner Technology, Inc. and subsidiaries as of December 31, 1998 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

                                          KPMG LLP

Los Angeles, California
March 24, 2000, except for the
  first paragraph of note 6, which
  is as of June 30, 2000.

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                DECEMBER 31
                                                         -------------------------    JUNE 30,
                                                            1998          1999          2000
                                                         -----------   -----------   -----------
                                                                                     (UNAUDITED)
                        ASSETS
Current assets:
  Cash and cash equivalents............................  $   157,000       352,000     2,040,000
  Restricted cash equivalents..........................       50,000            --            --
  Trade accounts receivable............................      185,000       243,000        24,000
  Related party receivables............................           --       154,000       117,000
  Inventory............................................      643,000       550,000       917,000
  Prepaids and other current assets....................       99,000        82,000        84,000
                                                         -----------   -----------   -----------
    Total current assets...............................    1,134,000     1,381,000     3,182,000

Property and equipment, net (note 2)...................      171,000       175,000       288,000
Deposits and other assets..............................       98,000        20,000        73,000
Patents, net (note 4)..................................      134,000       111,000       119,000
                                                         -----------   -----------   -----------
                                                         $ 1,537,000     1,687,000     3,662,000
                                                         ===========   ===========   ===========
       LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities:
  Accounts payable.....................................  $   377,000       319,000       204,000
  Accrued expenses.....................................      822,000       275,000       455,000
  Accrued interest (note 5)............................       37,000        68,000       101,000
  Lease payable (note 7)...............................        1,000        25,000        23,000
  Customer deposits....................................      103,000       103,000        35,000
  Convertible note payable (note 5)....................      500,000            --            --
  Loans and notes payable, current portion (note 5)....      150,000       170,000       249,000
  Deferred revenue.....................................      451,000            --            --
  Other current liability (note 11)....................           --     1,000,000     1,000,000
                                                         -----------   -----------   -----------
    Total current liabilities..........................    2,441,000     1,960,000     2,067,000

Lease payable (note 7).................................           --        41,000       126,000
Loans and notes payable, less current portion
  (note 5).............................................      341,000       657,000       500,000
                                                         -----------   -----------   -----------
    Total liabilities..................................    2,782,000     2,658,000     2,693,000
                                                         -----------   -----------   -----------
Minority interest (note 6).............................    3,608,000     3,722,000     3,702,000

Shareholders' deficiency (note 6):
  Common stock, no par value. Authorized 30,000,000
    shares; issued and outstanding 7,061,000,
    10,487,000 and 11,307,000 shares (net of notes
    receivable of $578,000, $153,000 and $153,000,
    respectively) at December 31, 1998 and 1999 and
    June 30, 2000, respectively........................    2,285,000     5,382,000     9,482,000
Accumulated deficit....................................   (7,138,000)  (10,075,000)  (12,215,000)
                                                         -----------   -----------   -----------
    Net shareholders' deficiency.......................   (4,853,000)   (4,693,000)   (2,733,000)
                                                         -----------   -----------   -----------
Commitments, contingencies and subsequent event (notes
  7 and 11)............................................
                                                         -----------   -----------   -----------
                                                         $ 1,537,000     1,687,000     3,662,000
                                                         ===========   ===========   ===========


          See accompanying notes to consolidated financial statements.

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                           YEAR ENDED DECEMBER 31            SIX MONTHS ENDED JUNE 30
                                  ----------------------------------------   -------------------------
                                      1997          1998          1999          1999          2000
                                  ------------   -----------   -----------   -----------   -----------
                                                                                    (UNAUDITED)
Revenues........................  $    278,000       145,000     1,238,000       516,000        76,000
Cost of sales...................       179,000       192,000     1,106,000       507,000            --
                                  ------------   -----------   -----------   -----------   -----------
  Gross profit (loss)...........        99,000       (47,000)      132,000         9,000        76,000
Selling, general and
  administrative expenses.......     1,906,000     1,782,000     2,216,000     1,114,000     1,700,000
Research and development
  expenses (note 8).............       822,000     1,299,000     1,310,000       736,000       746,000
                                  ------------   -----------   -----------   -----------   -----------
  Loss from operations..........    (2,629,000)   (3,128,000)   (3,394,000)   (1,841,000)   (2,370,000)
Minority interest in net losses
  of subsidiaries...............       763,000       793,000       487,000       349,000       261,000
Interest expense................       (96,000)       (6,000)      (37,000)      (23,000)      (40,000)
Interest income.................       116,000        97,000         7,000         4,000         9,000
                                  ------------   -----------   -----------   -----------   -----------
  Net loss......................  $ (1,846,000)   (2,244,000)   (2,937,000)   (1,511,000)   (2,140,000)
                                  ============   ===========   ===========   ===========   ===========
Net loss per share, basic and
  diluted.......................  $      (0.31)  $     (0.37)  $     (0.31)  $     (0.17)  $     (0.20)
                                  ============   ===========   ===========   ===========   ===========
Weighted average, basic and
  diluted, shares outstanding...     5,962,000     6,048,000     9,554,000     8,771,000    10,698,000
                                  ============   ===========   ===========   ===========   ===========
Pro forma information:
Pro forma net loss per share,
  basic and diluted.............  $      (0.17)  $     (0.21)  $     (0.20)  $     (0.11)  $     (0.14)
                                  ============   ===========   ===========   ===========   ===========
Pro forma weighted average,
  basic and diluted, shares
  outstanding...................    10,824,000    10,910,000    14,416,000    13,633,000    15,560,000
                                  ============   ===========   ===========   ===========   ===========


          See accompanying notes to consolidated financial statements.

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES


      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY (NOTES 5 AND 6)



                                                                                            NET
                                                    COMMON STOCK                       SHAREHOLDERS'
                                               -----------------------   ACCUMULATED      EQUITY
                                                 SHARES       AMOUNT       DEFICIT     (DEFICIENCY)
                                               ----------   ----------   -----------   -------------
Balance at December 31, 1996.................   5,924,000   $  513,000    (3,048,000)   (2,535,000)
Issuance of common stock for cash
  consideration..............................      58,000      250,000            --       250,000
Net loss.....................................          --           --    (1,846,000)   (1,846,000)
                                               ----------   ----------   -----------    ----------
Balance at December 31, 1997.................   5,982,000      763,000    (4,894,000)   (4,131,000)
Issuance of common stock for cash
  consideration..............................     507,000      950,000            --       950,000
Conversion of notes payable and accrued
  liabilities to common stock................     572,000      572,000            --       572,000
Net loss.....................................          --           --    (2,244,000)   (2,244,000)
                                               ----------   ----------   -----------    ----------
Balance at December 31, 1998.................   7,061,000    2,285,000    (7,138,000)   (4,853,000)
Issuance of common stock for cash
  consideration..............................   1,889,000    1,507,000            --     1,507,000
Conversion of notes payable and accrued
  liabilities to common stock................   1,537,000    1,590,000            --     1,590,000
Net loss.....................................          --           --    (2,937,000)   (2,937,000)
                                               ----------   ----------   -----------    ----------
Balance at December 31, 1999.................  10,487,000    5,382,000   (10,075,000)   (4,693,000)
Issuance of common stock for cash
  consideration (unaudited)..................     814,000    4,069,000            --     4,069,000
Conversion of notes payable and accrued
  liabilities to common stock (unaudited)....       6,000       31,000            --        31,000
Net loss (unaudited).........................          --           --    (2,140,000)   (2,140,000)
                                               ----------   ----------   -----------    ----------
Balance at June 30, 2000 (unaudited).........  11,307,000   $9,482,000   (12,215,000)   (2,733,000)
                                               ==========   ==========   ===========    ==========


          See accompanying notes to consolidated financial statements.

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                    SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31                   JUNE 30
                                                         -------------------------------------   -----------------------
                                                            1997          1998         1999         1999         2000
                                                         -----------   ----------   ----------   ----------   ----------
                                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net loss.............................................  $(1,846,000)  (2,244,000)  (2,937,000)  (1,511,000)  (2,140,000)
                                                         -----------   ----------   ----------   ----------   ----------
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization......................       62,000       85,000      126,000       42,000       67,000
    Minority interest..................................     (763,000)    (793,000)    (487,000)    (349,000)    (261,000)
    Other current liability............................           --           --    1,000,000      300,000           --
    Changes in assets and liabilities:
      Trade accounts receivable........................      (76,000)     (49,000)     (58,000)    (189,000)     219,000
      Related party receivables........................           --           --     (154,000)          --       37,000
      Inventory........................................     (549,000)     189,000       93,000       96,000     (367,000)
      Prepaids and other current assets................      (25,000)    (153,000)      17,000       52,000       (2,000)
      Deposits and other assets........................       21,000           --       78,000       82,000      (53,000)
      Accounts payable, accrued expenses and accrued
        interest.......................................       57,000      274,000       99,000       98,000       98,000
      Customer deposits................................           --      103,000           --           --      (68,000)
      Deferred revenue.................................      127,000      141,000     (451,000)    (240,000)          --
                                                         -----------   ----------   ----------   ----------   ----------
        Total adjustments..............................   (1,146,000)    (203,000)     263,000     (108,000)    (330,000)
                                                         -----------   ----------   ----------   ----------   ----------
        Net cash used in operating activities..........   (2,992,000)  (2,447,000)  (2,674,000)  (1,619,000)  (2,470,000)
                                                         -----------   ----------   ----------   ----------   ----------
Cash flows from investing activities:
  Purchases of property and equipment..................      (64,000)     (15,000)     (42,000)     (16,000)     (38,000)
  Patents..............................................      (87,000)          --           --           --      (15,000)
                                                         -----------   ----------   ----------   ----------   ----------
        Net cash used in investing activities..........     (151,000)     (15,000)     (42,000)     (16,000)     (53,000)
                                                         -----------   ----------   ----------   ----------   ----------
Cash flows from financing activities:
  Proceeds from issuance of common stock...............      250,000      950,000    1,507,000    1,768,000    4,069,000
  Subsidiary's sale of minority members' interest......      500,000      526,000      602,000           --      241,000
  Proceeds (repayments) of loans payable...............      670,000      453,000      752,000      (75,000)     (47,000)
  Decrease (increase) in cash restricted for letter of
    credit.............................................           --      (50,000)      50,000       50,000           --
  Capital lease obligation payments....................       (3,000)      (3,000)          --           --      (52,000)
                                                         -----------   ----------   ----------   ----------   ----------
        Net cash provided by financing activities......    1,417,000    1,876,000    2,911,000    1,743,000    4,211,000
                                                         -----------   ----------   ----------   ----------   ----------
        Net increase (decrease) in cash and cash
          equivalents..................................   (1,726,000)    (586,000)     195,000      108,000    1,688,000
Cash and cash equivalents at beginning of period.......    2,469,000      743,000      157,000      157,000      352,000
                                                         -----------   ----------   ----------   ----------   ----------
Cash and cash equivalents at end of period.............  $   743,000      157,000      352,000      265,000    2,040,000
                                                         ===========   ==========   ==========   ==========   ==========
Cash paid during the period for:
  Interest.............................................  $    18,000       43,000        7,000           --        5,000
  Income taxes.........................................        2,000        3,000        2,000           --           --
                                                         ===========   ==========   ==========   ==========   ==========


Noncash financing activities:

     During 1998, notes payable and accrued liabilities in the amount of $572,000 were converted to 572,000 shares of common stock.


     During 1999, notes payable and accrued liabilities in the amount of $1,590,000 were converted to 1,537,000 shares of common stock.


     During 1999, property and equipment amounting to $75,000 was financed under capital lease obligations.

     During the six months ended June 30, 1999, notes payable and accrued liabilities in the amount of $1,223,000 were converted to 1,223,000 shares of common stock.

     During the six months ended June 30, 2000, property and equipment amounting to $135,000 was financed under capital lease obligations.

     During the six months ended June 30, 2000, notes payable in the amount of $31,000 were converted to 6,000 shares of common stock.

          See accompanying notes to consolidated financial statements.

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1998 AND 1999 (AUDITED) AND
                           JUNE 30, 2000 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) BACKGROUND

    Hydrogen Burner Technology, Inc. (the Company) was incorporated in 1992. The Company is a leading designer and developer of hydrogen fuel processors for fuel cell systems and industrial hydrogen generators that can be used in numerous industrial manufacturing applications at hydrogen refueling stations for fuel cell vehicles. The Company has developed and patented a unique method of generating hydrogen from common fossil fuels known as the Under-Oxidized Burner (UOB-TM-). Because fuel cells require hydrogen to produce electricity, the efficient and cost effective production of hydrogen for fuel cells is critical to the commercial introduction of fuel cell systems into the mass transportation and stationary markets. The Company's goal is to be the leading provider of hydrogen fuel processors by capitalizing on its patented UOB-TM- technology for hydrogen production, a reforming process that is more efficient, lower in emissions, lower in capital cost, safer and more reliable than other currently available methods of producing hydrogen.

    The consolidated financial statements of the Company include the accounts of its majority-owned subsidiaries, Phoenix Gas Systems LLC (a limited liability company) (PGS) and Phoenix Hydrogen Systems LLC (a limited liability company)
(PHS). All significant intercompany transactions have been eliminated in consolidation.

    In April 1996, the Company formed PGS to commercialize the technology as it relates to the conventional hydrogen markets where hydrogen is used as a feed stock to industrial products and processes. In August 1996, Sofinov Societe Financiere d'Innovation, Inc. (Sofinov) purchased a 29.1% interest in PGS. Sofinov's interest in PGS was 28.7% at December 31, 1999. At December 31, 1998 and 1999, the Company owned 66.7% and 66.9%, respectively, of PGS. The remaining ownership of PGS is held by seven individual members.

    On August 7, 1996, the Company and Sofinov entered into an agreement pursuant to which they formed PHS which is owned 70% by the Company and 30% by Sofinov. PHS then purchased from the Company a worldwide, exclusive license to make, use and sell in perpetuity the UOB-TM- technology and concurrently granted to PGS a similar sublicense to the technology as it relates to the conventional hydrogen markets described above.

    The Company has recorded the rights related to the UOB-TM- patents, technology, trademarks and trade names granted to PHS in accordance with generally accepted accounting principles, whereby the value of such rights is based upon the historical-cost basis.


    On September 29, 2000, the Company entered into a reorganization agreement whereby the Company's subsidiaries will be merged with and into the Company. The ownership percentages of the shareholders of the individual entities prior to the reorganization and of the Company after the reorganization will be the same, and as a result, the reorganization will be accounted for similar to a pooling of interests transaction. Accordingly, the historical basis in the assets and the interests of the subsidiaries' investors have been retained and the statement of operations will include the results of operations of the Company and its subsidiaries for all periods presented.

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                    DECEMBER 31, 1998 AND 1999 (AUDITED) AND
                           JUNE 30, 2000 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    In addition, the reorganization agreement provides that Sofinov has the right to purchase an additional 2,178,000 shares of the Company's common stock for $10,890,000 in cash immediately prior to the closing of the Company's planned initial public offering (IPO). Their option vests and becomes exercisable only if the Company successfully completes an IPO. When Sofinov purchases the shares immediately prior to the closing of the IPO, the Company will record a constructive dividend to Sofinov in the amount of the fair value of the option at the time of the IPO (the measurement date - the date when the contingencies are resolved). See note 12 for a presentation of the pro forma balance sheet giving effect to the aforementioned transactions.


(b) CASH EQUIVALENTS

    For purposes of the statements of cash flows, cash equivalents include certificates of deposit and all highly liquid instruments with original maturities of three months or less which are not securing any corporate obligations.

    At December 31, 1998, the Company had a standby letter of credit in the amount of $50,000. The letter of credit was fully secured by a certificate of deposit which expired March 28, 1999. The letter of credit expired July 15, 1999. During 1999, the Company satisfied the terms of the letter of credit which unencumbered the related certificate of deposit.

(c) INVENTORY


    Inventory, consisting principally of partially completed underoxidized burners and parts for the production of these machines, is valued at the lower of cost or market (net realizable value) using the first-in, first-out (FIFO) method. The Company had no inventory reserves at December 31, 1998 and 1999 and June 30, 2000.


(d) DEPRECIATION AND AMORTIZATION

    Depreciation is computed using the straight-line method over the estimated useful lives of the assets (ranging from three to seven years). Leasehold improvements are amortized on a straight-line basis over their estimated economic useful life or the life of the lease, whichever is less.

(e) REVENUE RECOGNITION


    The Company records revenues from the sale of its products. Revenue from product sales is recognized upon shipment. The products are inspected by the customer prior to shipment and are shipped by a third party to the customer location. The Company records billings on certain prototype units for research and development purposes and the related deferred revenue based on established milestones agreed upon in the contracts with its customers. The cost elements incurred on these units, as a percentage of total costs, approximate the percentage of revenues recorded on these units (i.e. recorded on the percentage of completion method). At December 31, 1998 and 1999, deferred revenues were $436,000 and $0, respectively.

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                    DECEMBER 31, 1998 AND 1999 (AUDITED) AND
                           JUNE 30, 2000 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(f) INCOME TAXES

    As a result of the investment in the Company by a foreign investor, the Company terminated its S Corporation election and became a C Corporation. The termination was effective April 6, 1999. The Company has not provided any pro-forma income tax information as the Company has incurred net losses since inception.

    The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(g) USE OF ESTIMATES

    Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, and revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

(h) IMPAIRMENT OF LONG-LIVED ASSETS AND ASSETS HELD FOR SALE

    The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

    Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted operating cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. No impairment write-downs were recorded during the three-year period ended December 31, 1999 and the six months ended June 30, 2000.

(i) STOCK SPLIT

    Effective September 25, 1998, the Company split its outstanding shares by means of a stock dividend whereby each holder of common stock received 1.4 additional shares for each share held. All share data included in the Company's consolidated financial statements have been retroactively restated to reflect the stock split.

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                    DECEMBER 31, 1998 AND 1999 (AUDITED) AND
                           JUNE 30, 2000 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(j) STOCK COMPENSATION

    The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (SFAS No. 123), and has elected to measure compensation cost under Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and comply with the pro forma disclosure requirements of SFAS No. 123, except for options and warrants granted to nonemployees, which are recorded for under SFAS No. 123.

(k) COMPREHENSIVE INCOME

    On January 1, 1999, the Company adopted SFAS No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. The statement requires only additional disclosures in the financial statements; it does not affect the Company's financial position or results of operations. The Company does not have any transactions or other economic events that qualify as comprehensive income as defined under SFAS
No. 130. As such, net loss equaled comprehensive loss for each of the years in the three-year period ended December 31, 1999 and the six months ended June 30, 2000.

(l) FAIR VALUE OF FINANCIAL INSTRUMENTS

    Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value, which approximates fair value due to the short-term nature of these instruments. The carrying value of the Company's borrowings approximates the fair value based on the current rates available to the Company for similar instruments.

(m) INTERIM FINANCIAL DATA

    The unaudited operating results have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation for the periods presented. The results of operations for the six months ended June 30, 1999 and 2000 are not necessarily indicative of results to be achieved for the full fiscal year. The unaudited financial statements should be read in conjunction with the audited consolidated financial statements presented for the three years ended December 31, 1999.


(n) PRO FORMA INFORMATION



    The pro forma loss per share information reflects the weighted average shares outstanding during the periods presented retroactively adjusted for the impact of the issuance of 4,862,158 shares of common stock in connection with the reorganization of the Company's subsidiaries with and into the Company.



    The pro forma balance sheet information is presented in note 12 and reflects the reorganization and the purchase of 2,178,000 shares of common stock by Sofinov for $10,890,000.

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                    DECEMBER 31, 1998 AND 1999 (AUDITED) AND
                           JUNE 30, 2000 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(o) RECENTLY ISSUED ACCOUNTING STANDARD


    On March 3, 1999, the staff of the Securities and Exchange Commission issued SEC Staff Accounting Bulletin No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, as amended on June 26, 2000. This bulletin provides guidance in applying generally accepted accounting principles to revenue recognition in financial statements. Adoption of this bulletin is required no later than the fourth fiscal quarter of the fiscal year beginning after December 15, 1999. The bulletin is not expected to have a material impact upon our financial statements.


    On March 31, 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION--AND INTERPRETATION OF APB OPINION NO. 25 (FIN 44). This interpretation provides guidance for issues that have arisen in applying APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. FIN 44 applies prospectively to new awards, exchanges of awards in a business combination, modifications to outstanding awards and changes in grantee status that occur on or after July 1, 2000, except for the provisions related to repricings and the definition of an employee which apply to awards issued after December 15, 1998. The provisions related to modifications to fixed stock option awards to add a reload feature are effective for awards modified after January 12, 2000. The new interpretation is not expected to have a material impact upon the financial statements.

(2) PROPERTY AND EQUIPMENT

    Property and equipment is summarized as follows:

                                                                  DECEMBER 31
                                                              -------------------   JUNE 30,
                                                                1998       1999       2000
                                                              --------   --------   --------
Software....................................................  $     --    60,000     65,000
Shop furniture, fixtures and equipment......................   120,000   138,000    248,000
Office furniture, fixtures and equipment, including
  leaseholds................................................   197,000   226,000    284,000
                                                              --------   -------    -------
                                                               317,000   424,000    597,000
Less accumulated depreciation and amortization..............   146,000   249,000    309,000
                                                              --------   -------    -------
                                                              $171,000   175,000    288,000
                                                              ========   =======    =======

(3) LICENSE AGREEMENTS AND RELATED PARTY TRANSACTIONS

    The Company entered into a license agreement with PHS, a 70%-owned subsidiary, as of August 7, 1996, pursuant to which the Company granted to PHS in perpetuity, an exclusive, irrevocable worldwide license to make, use, offer for sale, sell, sublicense and otherwise exploit the licensed UOB-TM- patents, technology, trademarks and trade names. PHS then sublicensed the UOB-TM-technology in perpetuity for the specific field of use to PGS. The field of use is limited and confined to all conventional hydrogen markets, including but not limited to, chemical, refinery, metals, food, hydrogen

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                    DECEMBER 31, 1998 AND 1999 (AUDITED) AND
                           JUNE 30, 2000 (UNAUDITED)

(3) LICENSE AGREEMENTS AND RELATED PARTY TRANSACTIONS (CONTINUED) peroxide, glass, electronics and all other uses where hydrogen is not used as a fuel but instead as a feed stock to industrial products and processes.

    As payment for the license, PHS paid $250,000 and signed a note payable to the Company in the amount of $750,000. The note is payable at the earliest occurrence of the aggregate sales of UOB-TM- systems made by PGS totaling $22,000,000 and annual net profits of PGS of at least $3,500,000 using generally accepted accounting principles. The note receivable has been eliminated in consolidation.

    In addition to the note payable, the Company is to receive royalties equivalent to 2% of the net selling price of any UOB-TM- system and its pro rata share of any net royalty income paid to PHS. Minimal royalties were earned during the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 2000. All royalties earned have been eliminated in consolidation.

    Certain officers of the Company are also officers of PGS and PHS. In addition, the Company currently shares a facility with both PHS and PGS. Rent, salaries and other expenses are allocated by management between the Company and PGS based on their estimated usage.

(4) PATENTS

    The Company has capitalized certain costs associated with obtaining its patents. The patents are being amortized over their estimated useful lives of 17 years.

(5) LOANS AND ADVANCES PAYABLE AND CONVERSION OF DEBT AND LIABILITIES

    During the year ended December 31, 1998, certain shareholders and others converted $408,000 of their notes payable and $164,000 of accrued liabilities into 572,000 shares of HBT's common stock.


    During the year ended December 31, 1999, certain shareholders and others converted $863,000 (including a $500,000 convertible note payable) of notes payable and $674,000 of accrued liabilities into 1,590,000 shares of the Company's common stock. These liabilities were converted into common shares based upon the fair value of the common stock at the time of conversion.



    During 1999, the Company entered into an agreement with Gaz de France to establish a marketing and strategic partnership with the Company. The agreement dated, October 28, 1999, provides the Company a $500,000 advance for costs associated with the development of on-site hydrogen systems based on the Company's technology. Per the agreement, if the parties do not proceed in a partnership agreement, the Company is to repay Gaz de France the $500,000 advance no later than the end of the third year following the date of the agreement. The advance is classified as long term debt and accrues interest at 10%. The advance was converted to equity on July 13, 2000 (note 11). The conversion terms of the note did not contain any imbedded yield upon the original issuance.



    As of December 31, 1998 and 1999 and at June 30, 2000, the Company has certain loans with shareholders aggregating $162,000, $157,000 and $80,000, respectively, at an interest rate of 10% per annum. These loans and accrued interest are to be paid out of the profits of the Company, pro rata with other loans, before any dividends are paid to shareholders. The shareholders have the option to convert the loans into common stock of the Company at $1 per share. The conversion terms of the

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                    DECEMBER 31, 1998 AND 1999 (AUDITED) AND
                           JUNE 30, 2000 (UNAUDITED)

(5) LOANS AND ADVANCES PAYABLE AND CONVERSION OF DEBT AND LIABILITIES
(CONTINUED)

convertible debt did not contain any imbedded yield upon the original issuance. At December 31, 1999, these loans are classified as long term as the repayments were contingent on the net earnings of the Company. As of December 31, 1998 and 1999 and June 30, 2000, the related accrued interest amounts to $43,000, $31,000 and $5,000, respectively. However, subsequent to June 30, 2000, the Company elected to repay those loans.


    At December 31, 1998, the Company had a note payable, secured by office equipment, in the amount of $6,000. This note was repaid in 1999.

    In 1993, the Company received a loan of $90,000 from Southern California Gas Company (SoCal Gas) under which the Company will have to repay SoCal Gas $180,000 as repayment for the loan when certain sales criteria are met. In the event minimum sales are not met by the expiration of the loan agreement, the Company shall repay to SoCal Gas all amounts paid by SoCal Gas to the Company together with interest at the rate of 10% per annum. The loan was scheduled to mature in June 1998, but was extended for two years, until June 15, 2000. As of December 31, 1998 and 1999, the Company paid $7,000 and $11,000, respectively, in connection with this loan. The balance remaining at December 31, 1998 and 1999 was $173,000 and $169,000, respectively. The loan was repaid on August 21, 2000.

(6) STOCK ISSUANCES


    During 1998, 507,000 shares of common stock were sold to various investors for $950,000. During 1999, 1,889,000 shares of common stock were sold for cash consideration to various investors for $1,507,000. During the six months ended June 30, 2000, the Company sold 414,000 shares of the Company's common stock at a price of $5 per share. On June 30, 2000, the Company sold 400,000 shares of common stock to Visteon at a price of $5 per share. Additionally, during the six months ended June 30, 2000, a note payable of $31,000 was converted to common stock at a price of $5 per share.


    During 1996, common stock was issued to certain key employees in exchange for promissory notes payable to the Company. Under the original terms, each of three employees received 107,000 shares in exchange for promissory notes bearing interest at 5% per annum. The notes contain provisions that principal and interest amounts may be forgiven at the employee's discretion if certain other terms are fulfilled. The employees may not transfer or sell the stock until the related promissory note is repaid or forgiven. Until the note is repaid or forgiven, the Company retains the right to repurchase the stock for the same amount as originally sold if the employee voluntarily leaves the Company's employment or is fired for misconduct.


    Additional stock was previously issued to one of the key employees discussed above in 1996. The employee purchased 47,000 shares in exchange for a promissory note at 5% per annum, interest payable beginning October 1, 1997. The note contains provisions that principal and interest amounts may be forgiven at the employee's discretion. During 1996, a total of 13,000 additional shares were issued to the same key employee for assumption of certain liabilities of the Company payable to a vendor of the Company. During 1998, the notes were amended to allow for the total of the original

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                    DECEMBER 31, 1998 AND 1999 (AUDITED) AND
                           JUNE 30, 2000 (UNAUDITED)

(6) STOCK ISSUANCES (CONTINUED)

shares issued of 367,000 and related notes receivable of $578,000 (outstanding balance at December 31, 1998) to be canceled and new shares along with new notes receivable amounting to 367,000 and $153,000 (outstanding balance at December 31, 1999), respectively, to be issued. The common stock and the related notes were reissued at the fair market value of the common stock on the date of the amendment. Notes receivable totaling $578,000, $153,000 and $153,000 at December 31, 1998, 1999 and June 30, 2000, respectively relating to the stock issuances described above were netted against the common stock recorded on the date issued.


    During 1998, PGS raised $1,713,000 in additional members' equity (of which $526,000 was raised from minority group interests) increasing the Company's interest in PGS to 66.7%. During 1999, PGS raised $1,930,000 in additional members' equity (of which $602,000 was raised from minority group interests) increasing the Company's interest in PGS to 66.9%. During the six months ended June 30, 2000, PGS raised $715,000 in additional members' equity (of which $241,000 was raised from minority group interests).

(7) COMMITMENTS AND CONTINGENCIES

    The Company leases its corporate office and warehouse facilities under operating leases which expire through April 2005. The Company also pays certain expenses applicable to the property such as property taxes and insurance. The Company also leases equipment under service agreements with monthly minimum payments.

    The Company leases various equipment under long-term leases and has the option to purchase the equipment for a nominal cost at the termination of the lease. Included in property and equipment at June 30, 2000 are net assets aggregating approximately $213,000 which are held under capital leases.

    Minimum lease commitments at December 31, 1999, inclusive of leases executed through the date of this report, under all noncancelable leases are as follows:

                                                              CAPITAL    OPERATING
                                                               LEASES      LEASES
                                                              --------   ----------
Year ending December 31:
  2000......................................................  $ 44,000      299,000
  2001......................................................    54,000      327,000
  2002......................................................    52,000      315,000
  2003......................................................    26,000      340,000
  2004......................................................    26,000      349,000
  2005......................................................     1,000      118,000
                                                              --------   ----------
      Total minimum lease payments..........................   203,000   $1,748,000
                                                                         ==========
  Less amount representing interest.........................    41,000
                                                              --------
      Present value of net minimum lease commitments........  $162,000
                                                              ========

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                    DECEMBER 31, 1998 AND 1999 (AUDITED) AND
                           JUNE 30, 2000 (UNAUDITED)

(7) COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Rent expense for the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 1999 and 2000 aggregated $82,000, $89,000, $92,000,
$48,000 and $99,000, respectively.

    The Company has entered into employment agreements with five members of management which have various terms and conditions which generally have three-year terms.


    The Company has sold shares of common stock to certain employees, business consultants and associates and their friends and family members, and, due to the financial qualification of some of these purchasers, such sales may not have complied with all of the requirements for an exemption from the registration requirements of various Federal and state securities laws. The Company intends to make an offer to repurchase 951,800 shares at their original purchase price, of approximately $1,290,000 in the aggregate, plus interest from the date of purchase. While the determination of amounts is subject to uncertainty, the Company believes it could be liable for a total amount up to approximately $1,656,999. The Company has not accrued for such potential repurchases as management believes that the likelihood of such repurchases is low.


(8) RESEARCH CONTRACTS

    The Company obtained two cost reimbursement research contracts with the Department of Energy (DOE) during 1997: the "Gasoline" contract and the "Stationary" contract. These contracts are summarized as follows:

    - Gasoline--The Company agreed to design, develop, demonstrate and deliver a fuel-flexible fuel processor subsystem capable of converting gasoline into a hydrogen (H2) rich gas stream that is compatible with the anode gas requirements of a polymer electrolyte membrane fuel cell. In addition, the Company agreed to investigate an advanced humidifier low-temperature shift reactor to attempt to achieve extremely low carbon monoxide (CO) concentration without the addition of downstream selective CO reduction hardware. This cooperative agreement is partially funded on a cost-reimbursement basis without fee or profit. The total estimated cost of the project is $2,253,000, of which the estimated cost to the DOE (i.e., reimbursement) is $1,690,000 and the estimated cost to the Company is $563,000.

    - Stationary--The Company and Acurex Environmental Corporation (AEC) agreed to study the application of a natural gas fueled, underoxidized burner (UOB-TM-) fuel processor (NGFP) in a polymer electrolyte membrane fuel cell system intended for stationary building applications. This study is intended to result in the design of an optimized NGFP subsystem based on a trade-off analysis. A plan is to be developed to verify subsystem concepts and qualify precommercial hardware with the greatest potential for commercial success and implementation. This cooperative agreement is partially funded on a cost-reimbursement basis without fee or profit. The total estimated cost of the project is $679,000, of which the estimated cost to the DOE (i.e., reimbursement) is $503,000 and the estimated cost to the Company is $176,000.

    During the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 1999 and 2000, the Company recorded $85,000, $1,057,000,
$956,000, $670,000 and $62,000, respectively, in cost reimbursements under these contracts and incurred $113,000, $1,409,000, $770,000,

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                    DECEMBER 31, 1998 AND 1999 (AUDITED) AND
                           JUNE 30, 2000 (UNAUDITED)

(8) RESEARCH CONTRACTS (CONTINUED)
$770,000 and $71,000, respectively, in research and development costs. The total contract proceeds have been netted against the respective expenses and included in research and development expense.

    The Company accrues for any projected losses as identified.


    In addition to the above contracts, the Company entered into a research and development arrangement with Gaz de France whereby this entity performed a variety of research and development activities on the Company's behalf that lead to the further development of the Company's technology. Under this arrangement, the value of the services has been estimated at $1.0 million. This value has been recorded in the consolidated financial statements at December 31, 1999 as research and development expense and a corresponding current liability. This note was subsequently converted into Common Stock as a part of an equity transaction entered into with Gaz de France on July 13, 2000. (See note 11).


(9) INCOME TAXES

    Income tax expense for the year ended December 31, 1999 was all current and consisted of the minimum state tax. For the periods prior to April 6, 1999, the Company was an S Corporation and all tax attributes were allocated to the respective shareholders.

    The components of deferred taxes are summarized as follows:

                                                              DECEMBER 31,   JUNE 30,
                                                                  1999         2000
                                                              ------------   ---------
Deferred tax assets:
  Cumulative basis adjustments from partnerships............   $1,652,000    1,652,000
  Net operating loss carryforwards..........................      938,000    1,621,000
  Research and development credit carryforwards.............      155,000      155,000
  Other.....................................................       13,000       13,000
                                                               ----------    ---------
                                                                2,758,000    3,441,000
  Less valuation allowance..................................    2,711,000    3,391,000
                                                               ----------    ---------
      Net deferred tax assets...............................       47,000       50,000
  Deferred tax liabilities--amortization....................      (47,000)     (50,000)
                                                               ----------    ---------
                                                               $       --           --
                                                               ==========    =========

    As there exists significant uncertainty about the Company's ability to recognize the benefits of the recorded deferred tax assets, management has recorded a valuation allowance to offset all net deferred tax assets at December 31, 1999 and June 30, 2000.

(10) STOCK OPTIONS AND WARRANTS

    On July 31, 1998, the Board of Directors adopted a resolution and the Company issued nonstatutory stock options to purchase 1,285,000 shares of common stock at an exercise price of $1 per

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                    DECEMBER 31, 1998 AND 1999 (AUDITED) AND
                           JUNE 30, 2000 (UNAUDITED)

(10) STOCK OPTIONS AND WARRANTS (CONTINUED) share, representing the approximate fair value of the common stock on the date issued. These options were immediately exercisable and expire on July 30, 2005.

    On October 29, 1999, the Board of Directors approved and the Company granted 343,000 shares to purchase common stock at $5 per share, representing the approximate fair value of the common stock on the date issued. These options are immediately exercisable and expire on October 28, 2006.

    The Company adopted the 2000 Stock Incentive Plan (the Plan) on July 20, 2000. The Plan reserves 1,575,000 shares of common stock for grants to employees, nonemployee directors and consultants. Grants permitted under the Plan include incentive stock options (ISO), nonstatutory stock options and shares of stock sold subject to forfeiture restrictions. The minimum exercise price of ISOs granted under the Plan is 100% of the fair market value of the stock on the date of grant, but also at least equal to 110% of the fair market value in the case of ISOs granted to an employee who holds more than 10% of the common stock. Options issued under the Plan vest generally over three years and expire generally on the seventh anniversary of the date of grant.

    The Company's stock option activity is summarized as follows:

                                                                            WEIGHTED-
                                                              NUMBER OF      AVERAGE
                                                               SHARES     EXERCISE PRICE
                                                              ---------   --------------
Shares under option at December 31, 1997....................         --        $  --
Granted.....................................................  1,285,000         1.00
                                                              ---------        -----
Shares under option at December 31, 1998....................  1,285,000         1.00
Granted.....................................................    343,000         5.00
                                                              ---------        -----
Shares under option at December 31, 1999....................  1,628,000         1.84
Granted.....................................................  1,000,000         5.00
                                                              ---------        -----
Shares under option at June 30, 2000........................  2,628,000        $3.04
                                                              =========        =====


    During the six months ended June 30, 2000, the Company granted options to purchase 1,000,000 shares of the Company's common stock at an exercise price of $5.00 per share, representing the approximate fair market value of the common stock on the date issued. Of the total grant, options for 200,000 shares are fully vested and exercisable up until the day before the Company's initial public offering. An additional 100,000 shares are fully vested and are exercisable within seven years from the May 15, 2000 date of grant. An additional 200,000 shares will vest upon the completion of the Company's initial public offering and 300,000 shares will vest in 100,000 share increments on each subsequent anniversary of the May 15, 2000 date of grant, all exercisable over a seven-year period. The remaining 200,000 shares will vest in the event the Company's common stock maintains a certain average trading price following the Company's initial public offering. Options that are contingent upon the occurrence of future events will be subject to potential compensation expense in the amount of the intrinsic difference between the exercise price and the fair value of the stock at the measurement date. The compensation expense will be recorded as a charge to earnings in the period in which such contingencies are resolved.

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                    DECEMBER 31, 1998 AND 1999 (AUDITED) AND
                           JUNE 30, 2000 (UNAUDITED)

(10) STOCK OPTIONS AND WARRANTS (CONTINUED)
    At June 30, 2000, the weighted-average remaining contractual life of outstanding options was 5.3 years.

    The Company has adopted the disclosure-only provisions of Statement
No. 123. Accordingly, for the stock options granted to employees, no compensation cost has been recognized in the accompanying consolidated statements of operations because the exercise price equaled or exceeded the fair value of the underlying common stock at the date of grant. Had compensation cost for the Company's stock granted to employees been determined based upon the fair value at the grant date for awards consistent with Statement No. 123, the Company's reported and pro forma net loss for the years ended December 31, 1998 and 1999 would have been as follows:


                                                                 1998        1999
                                                              ----------   ---------
Net loss:
  As reported...............................................  $2,244,000   2,937,000
  Pro forma.................................................   3,075,000   3,350,000
                                                              ==========   =========
Net loss per share, basic and diluted:
  As reported...............................................  $    (0.21)      (0.20)
  Pro forma.................................................  $    (0.28)      (0.23)


    The effects of applying Statement No. 123 for pro forma disclosure purposes may not be representative of the effects on reported net income or loss for future years' disclosures.

    The fair value of common stock options is estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 1998 and 1999: risk-free interest rate of 5.49% and 4.32%, respectively; weighted-average expected life of the option of 7 years; no expected volatility; and no expected dividends.

(11) STRATEGIC RELATIONSHIPS AND SUBSEQUENT EVENTS (UNAUDITED)


    On July 13, 2000, the Company entered into a five-year agreement with Gaz de France, a natural gas supplier and distributor, whereby Gaz de France became the exclusive European distributor of the Company's hydrogen generating systems for industrial use and refueling stations. The agreement includes a minimum purchase quota, which is agreed upon between the parties on an annual basis. In addition, the Company plans to develop enhanced hydrogen generation systems and conduct related research together with Gaz de France. Concurrent with this agreement, the Company issued 1,050,000 shares of common stock for total consideration of $5.2 million. The total consideration included cash of $3.7 million, the forgiveness of $1.0 million in amounts due for research and development performed by Gaz de France on behalf of the Company and forgiveness of $500,000 previously advanced under the October 28, 1999 agreement with Gaz de France. The common stock issued upon the conversion of the aforementioned liabilities was recorded at the estimated fair market value of the common stock at the time of the conversion. In addition, the Company issued a fully vested and nonforfeitable warrant to purchase 1,000,000 shares of common stock at $4 per share. Gaz de France is required to exercise the warrant immediately prior to the closing of the Company's IPO. The Company accounted for the warrant pursuant to SFAS No. 123 and EITF 96-18. Accordingly, the fair value of the warrant,

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                    DECEMBER 31, 1998 AND 1999 (AUDITED) AND
                           JUNE 30, 2000 (UNAUDITED)

(11) STRATEGIC RELATIONSHIPS AND SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)

aggregating $1.1 million, will be recorded as an asset representing the future value of Gaz de France becoming the Company's exclusive European distributor. This asset will be amortized over the five-year term of the agreement.



    Effective January 19, 1999, the Company entered into an agreement with Engelhard, the world's largest catalyst supplier, to develop and commercialize a hydrogen fuel processing system by combining Engelhard's proprietary catalyst technology with our proprietary fuel processor-related technology, specifically for residential and small stationary fuel cell systems applications. This joint development agreement also contemplates further development activities between our companies.



    The Company and Engelhard have royalty-free access to each other's patents and technology for products produced prior to the end of 2001. All patents and technology jointly developed will be jointly owned and both parties have an exclusive right to use the jointly owned patents and technology through the end of 2004. Either party may terminate this agreement upon 90 days notice, in which case the rights to jointly owned patents and technology will not be exclusive and we must negotiate a royalty-based license for each other's solely owned patents and technology. No royalties have been paid by either party under this agreement.



    In November of 2000, the Company entered into a series of agreements with Visteon Corporation to obtain engineering support services, and to form a product manufacturing and a technology sharing and development alliance with respect to the development and manufacture of the Company's hydrogen fuel processors for PEM fuel cell applications. The Company believes that its relationship with Visteon will significantly accelerate its efforts to achieve large-scale commercial production of its hydrogen fuel processors and permit the Company to produce higher quality and more cost-efficient products.



    In return for these services and as part of the Company's alliance with Visteon, the Comany will issue Visteon warrants, which will vest over a period of one year, to purchase up to 5,476,886 shares of the Company's Common Stock for an exercise price equal to the $0.0001 per share, or approximately $548 for all such shares.



    The Company has accounted for these warrants pursuant to SFAS No. 123 and EITF 96-18. Accordingly, the fair value of the warrants, aggregating
$27.4 million, will be recorded as an asset and will be amortized into engineering and research and development expense over the one-year vesting period of the warrants.



    In September of 2000, the Company filed with the Securities and Exchange Commission for its IPO. Prior to the Company's filing, the Company entered into a reorganization agreement to merge the Company's subsidiaries, PHS and PGS, with and into the Company. This transaction is discussed in Note 1.



(12) PRO FORMA INFORMATION



    As discussed in Note 1, the Company entered into a reorganization agreement on September 29, 2000 to merge its subsidiaries with and into the Company.

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                    DECEMBER 31, 1998 AND 1999 (AUDITED) AND
                           JUNE 30, 2000 (UNAUDITED)


(12) PRO FORMA INFORMATION (CONTINUED)


    The following pro forma balance sheet at December 31, 1999 and June 30, 2000 reflects the financial position as if the reorganization had occurred on December 31, 1999 and June 30, 2000, respectively.



    The pro forma income (loss) per share information, presented on the income statement has been computed pursuant to SFAS No. 128. Under SFAS No. 128, the Company must present basic and diluted income (loss) per share on the face of the statements of operations. Basic income (loss) per share includes only the weighted average shares outstanding during each period. Pro forma basic income
(loss) per share reflects the issuance of 4,862,158 shares of common stock in connection with the reorganization. Diluted loss per share is computed using the dilutive effect of all options and warrants to purchase the Company's common stock. A full statement of operations on a pro forma basis is not presented because there are no differences between historical and pro forma statements of operations resulting from the reorganization.



    The Company incurred a net loss for the periods included for the pro forma information and recorded a 100% valuation allowance against all deferred tax assets at December 31, 1999 and June 30, 2000.

                        HYDROGEN BURNER TECHNOLOGY, INC.
                                AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS



                                                          DECEMBER 31, 1999                            JUNE 30, 2000
                                              -----------------------------------------   ---------------------------------------
                                                             PRO FORMA                                   PRO FORMA
                                              HISTORICAL    ADJUSTMENTS     PRO FORMA     HISTORICAL    ADJUSTMENTS    PRO FORMA
                                              -----------   -----------   -------------   -----------   -----------   -----------
                   ASSETS

Current assets:
  Cash and cash equivalents.................      352,000                       352,000     2,040,000                   2,040,000
  Trade accounts receivable.................      243,000                       243,000        24,000                      24,000
  Related party receivables.................      154,000                       154,000       117,000                     117,000
  Inventory.................................      550,000                       550,000       917,000                     917,000
  Prepaids and other current assets.........       82,000                        82,000        84,000                      84,000
                                              -----------                 -------------   -----------                 -----------
    Total current assets....................    1,381,000                     1,381,000     3,182,000                   3,182,000
Property and equipment, net.................      175,000                       175,000       288,000                     288,000
Deposits and other assets...................       20,000                        20,000        73,000                      73,000
Patents, net................................      111,000                       111,000       119,000                     119,000
                                              -----------                 -------------   -----------                 -----------
                                                1,687,000                     1,687,000     3,662,000                   3,662,000
                                              -----------                 -------------   -----------                 -----------

    LIABILITIES AND SHAREHOLDERS' EQUITY
                (DEFICIENCY)

Current liabilities:
  Accounts payable..........................      319,000                       319,000       204,000                     204,000
  Accrued expenses..........................      275,000                       275,000       455,000                     455,000
  Accrued interest..........................       68,000                        68,000       101,000                     101,000
  Lease payable.............................       25,000                        25,000        23,000                      23,000
  Customer deposits.........................      103,000                       103,000        35,000                      35,000
  Loans and notes payable, current
    portion.................................      170,000                       170,000       249,000                     249,000
  Other current liability...................    1,000,000                     1,000,000     1,000,000                   1,000,000
                                              -----------                 -------------   -----------                 -----------
    Total current liabilities...............    1,960,000                     1,960,000     2,067,000                   2,067,000
Lease payable...............................       41,000                        41,000       126,000                     126,000
Loans and notes payable, less current
  portion...................................      657,000                       657,000       500,000                     500,000
                                              -----------                 -------------   -----------                 -----------
    Total liabilities.......................    2,658,000                     2,658,000     2,693,000                   2,693,000
                                              -----------                 -------------   -----------                 -----------
Minority interest...........................    3,722,000   (3,722,000)              --     3,702,000   (3,702,000)            --
Shareholders' equity (deficiency):
  Common stock, no par value, actual;
    $0.0001 par value, pro forma; 30,000,000
    shares authorized and 10,487,349 and
    11,307,352 shares issued and outstanding
    at December 31, 1999 and June 30, 2000,
    respectively, actual; 200,000,000 shares
    authorized and 15,349,507 and
    16,169,510 shares issued and outstanding
    at December 31, 1999 and June 30, 2000,
    respectively, pro forma.................    5,382,000   (5,380,000)           2,000     9,482,000   (9,480,000)         2,000
Additional paid-in capital..................           --    9,102,000        9,102,000            --   13,182,000     13,182,000
Accumulated deficit.........................  (10,075,000)                  (10,075,000)  (12,215,000)                (12,215,000)
                                              -----------                 -------------   -----------                 -----------
    Net shareholders' equity (deficiency)...   (4,693,000)   3,722,000         (971,000)   (2,733,000)   3,702,000        969,000
                                              -----------   ----------    -------------   -----------   -----------   -----------
Commitments, contingencies and subsequent
  event.....................................
                                                1,687,000                     1,687,000     3,662,000                   3,662,000
                                              ===========                 =============   ===========                 ===========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                8,000,000 SHARES


                        HYDROGEN BURNER TECHNOLOGY, INC.


                                  COMMON STOCK


                                     [LOGO]

                                     ------

                              P R O S P E C T U S

                                         , 2000

                                   ---------

                              SALOMON SMITH BARNEY

                               CIBC WORLD MARKETS
                                LEHMAN BROTHERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table states the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered by this registration statement. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.


Securities and Exchange Commission registration fee.........  $   31,575
NASD filing fee.............................................      12,000
Nasdaq National Market listing fee..........................     100,000
Printing and engraving expenses.............................     250,000
Legal fees and expenses.....................................     800,000
Accounting fees and expenses................................     200,000
Transfer Agent and Registrar fees...........................      25,000
Miscellaneous expenses......................................     100,000
                                                              ----------
Total.......................................................  $1,518,575
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


    Immediately prior to the completion of this offering we will reincorporate as a Delaware Corporation. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our Certificate of Incorporation, to be filed and effective upon completion of this offering (Exhibit 3.1 hereto), provide for indemnification of our directors and officers to the maximum extent permitted by the Delaware General Corporation Law, and our bylaws, to be effective upon completion of this offering
(Exhibit 3.2 hereto), provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.



    In addition, the we have entered into Indemnification Agreements
(Exhibit 10.4 hereto) with our directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The Indemnification Agreements may require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.


    We have obtained a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. The policy is effective through December of 2000.

    The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    The following is a summary of transactions since August 1997 involving sales of our securities that were not registered under the Securities Act.


    1. In May and July of 1998, we sold an aggregate of 24,000 shares of our common stock at a purchase price of $20.83 per share to four purchasers (and in some cases, together with their spouses) for an aggregate purchase price of $500,000.


    2. In September of 1998 we issued an aggregate of 3,523,016 shares of our common stock to all stockholders of record as the result of a stock dividend of
1.4 shares of our common stock being paid on each outstanding share.

    3.  In December of 1998, the following transactions occurred:

       - We issued an aggregate of 100,000 shares of our common stock to two individuals in exchange for the conversion of a $100,000 loan owed by us to them;

       - We issued an aggregate of 23,277 shares of our common stock to Mr. Moard and his spouse in exchange for past services and the conversion of a debt owed to Mr. Moard by us;

       - Joseph Stell (and his spouse) received 63,149 shares of common stock in exchange for past legal services rendered;

       - Three individuals (including Mr. Greiner) received an aggregate of 385,129 shares of common stock in exchange for the conversion of debts owed by us to such individuals; and


       - 450,000 shares of our common stock were acquired by three purchasers, for an aggregate price of $450,000, or $1.00 per share.


    4. In January of 1999, we issued 8,000 shares of common stock to Mr. Wedaa in exchange for past services rendered and we sold 265,000 shares of our common stock to nine purchasers at a purchase price of $1.00 per share.

    5. In February of 1999, 110,000 shares of our common stock were acquired by four purchasers at a purchase price of $1.00 per share.


    6. In March of 1999, Mr. Moard received 287,000 shares of stock in exchange for the cancellation of a note owed by us to him.


    7.  In April of 1999, the following transactions occurred:

       - We sold 1,101,447 shares of our common stock to Sofinov Societe Financiere d'Innovation, Inc. for $1,101,447 in the form of $800,000 in cash and the cancellation of a $300,000 promissory note and the interest accrued thereon;

       - We sold an aggregate of 92,000 shares to two purchasers at a purchase price of $1.00 per share;


       - Mr. Woods (together with his spouse) and Mr. Greiner's Trust received 25,000 and 353,125 shares of our common stock, respectively, in exchange for the conversion of debts owed by us to them; and



       - The four purchasers described in paragraph number 1, above (and in some cases together with their spouses) received an aggregate of 394,600 shares of our common stock as the result of an adjustment made to shares previously purchased by them at the $20.83 purchase price.



    8. In May of 1999, we issued an aggregate of 250,000 shares of common stock to three purchasers in consideration of $200,000 in cash and the conversion of a $50,000 debt owed by us.

    9. In July of 1999, three individuals purchased 26,666 shares of our common stock at $1.50 per share for an aggregate purchase price of $39,999.

    10. In September of 1999, DCH Technology, Inc. received 13,000 shares of our common stock valued at $5.00 per share in exchange for the cancellation of our $65,000 debt to that company.

    11. In November of 1999, we issued an aggregate of 500,000 shares of common stock to Peter Susi and Mathewson Greene in cancellation of a $500,000 face amount promissory note payable by Phoenix Gas Systems, LLC to Messrs. Susi and Greene, and guaranteed by us.


    12. In January of 2000, we sold 80,000 shares of our common stock to one individual at a purchase price of $5.00 per share for an aggregate purchase price of $400,000.



    13. In March, April and May of 2000, we sold an aggregate of 360,000 shares or our common stock to seven investors at a purchase price of $5.00 per share and we converted a $31,000 loan into 6,000 shares of our common stock.


    14. In June of 2000, Visteon Corporation purchased 400,000 shares of our common stock for $2 million in cash.

    15. In July of 2000, G.D.F. International, a wholly owned subsidiary of Gaz de France, purchased 1,050,000 shares of our common stock in exchange for $3.7 million in cash and the cancellation of our outstanding debt to Gaz de France in the amount of $1,550,000. In addition, we issued to G.D.F. International a warrant to purchase 1,000,000 shares of our common stock exercisable at $4.00 per share. Unless it is exercised, the warrant will expire on the date this registration statement becomes effective. G.D.F. International intends to exercise the warrant prior to its expiration.

    16. Since August of 1997, we have granted options to purchase common stock to our executive officers, employees and consultants. The following table sets forth information regarding these grants.

                                                              NUMBER OF   EXERCISE PRICE
                                                               SHARES       PER SHARE
                                                              ---------   --------------
Fiscal Year 1998............................................  1,285,000        $1.00
Fiscal Year 1999............................................    343,000         5.00
Fiscal Year 2000............................................  1,991,651         5.00
Fiscal Year 2000*...........................................     78,750         5.50

--------------

    *   Incentive Stock Options granted to Mr. Moard.


    There were no underwriters employed in connection with any of the transactions set forth in this Item 15, except that CIBC Oppenheimer acted as a private placement agent in connection with the transactions described in the paragraphs numbered 14 and 15, above.



    At the time that each of the securities transactions listed above occurred, we believed that all of such sales and issuances were considered to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions. As set forth in the prospectus contained in this registration statement, however, we intend to make a rescission offer with respect to certain shares of our common stock issued pursuant to certain sales set forth in the paragraphs numbered 1 through 11, above, and as described in the section of the prospectus entitled "Repurchase Offer".

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a)  Exhibits


NUMBER                                          DESCRIPTION
------                  ------------------------------------------------------------
           1.1**        Form of Underwriting Agreement.
           3.1**        Certificate of Incorporation.
           3.2**        Bylaws.
           4.1**        Form of specimen common stock certificate.
           4.2          See Exhibits 3.1 and 3.2 for provisions of our Certificate of Incorporation and Bylaws defining the rights of our
                          shareholders.
           5.1**        Opinion of Manatt, Phelps & Phillips, LLP, regarding
                          legality of the securities being issued.
          10.1**+       Hydrogen Burner Technology, Inc., Key Employee Contract with
                          Michael Burke dated May 15, 2000.
          10.2+         Hydrogen Burner Technology, Inc., Key Employee Contract with
                          David M. Moard dated August 1, 2000.
          10.3+         Hydrogen Burner Technology, Inc., Key Employee Contract with
                          Larry Frost dated August 1, 2000.
          10.4+         Hydrogen Burner Technology, Inc., Key Employee Contract with
                          Hazen Burford dated August 1, 2000.
          10.5+         Hydrogen Burner Technology, Inc., Key Employee Contract with
                          Richard Woods dated August 1, 2000.
          10.6**+       Form of Indemnity Agreement entered into by Registrant with each of its executive officers and directors.
          10.7*         Industrial/Commercial Lease between The Allan and Georgianna
                          Kolsky Trust and Hydrogen Burner Technology, Inc., dated
                          March 27, 1996.
          10.8*         Amendment to Industrial/Commercial Lease between The Allan and Georgianna Kolsky Trust and Hydrogen Burner
                          Technology, Inc., dated October 22, 1998.
          10.9*         Amendment to Industrial/Commercial Lease between The Allan and Georgianna Kolsky Trust and Hydrogen Burner
                          Technology, Inc., dated December 28, 1999.
          10.10*        Industrial/Commercial Lease between The Bloom Family Trust and Hydrogen Burner Technology, Inc., dated April 13,
                          2000.
          10.11         Reorganization Agreement dated September 7, 2000, among
                          Sofinov, Societe Financiere d'Innovation, Inc., Hydrogen
                          Burner Technology, Inc., Sofical Investment Corp. I,
                          Phoenix Gas Systems, LLC, Phoenix Hydrogen Systems, LLC
                          and the individuals named therein.
          10.12*        Common Stock and Warrant Purchase Agreement between Hydrogen
                          Burner Technology, Inc. and G.D.F. International dated
                          July 13, 2000.
          10.13*        Warrant of Hydrogen Burner Technology, Inc. issued to G.D.F.
                          International on July 13, 2000.
          10.14*        Distribution Agreement among Phoenix Gas Systems, LLC, Gaz de France and Hydrogen Burner Technology, Inc., dated July
                          13, 2000.
          10.15         [RESERVED]
          10.16*        Stock Purchase Agreement between Visteon Corporation and
                          Hydrogen Burner Technology, Inc., dated June 30, 2000.
          10.17*        Common Stock Purchase Agreement between Hydrogen Burner
                          Technology, Inc. and Dieter Bakic dated January 14, 2000.
          10.18*        Equipment Purchase and Service Agreement between Air Liquide
                          Canada, Inc. and Phoenix Gas Systems, LLC dated June 26,
                          1997.
          10.19*        Sales Agreement between DCH Technology, Inc. and Phoenix
                          Hydrogen Systems, LLC, dated January 15, 1997.
          10.20*        Development Agreement between Engelhard Corporation and
                          Hydrogen Burner Technology, Inc., dated January 19, 1999.
          10.21*        Agreement between H Power Corp. and Hydrogen Burner
                          Technology, Inc., dated December 7, 1994.
          10.22*        Subcontractor Agreement between H Power Corp. and Hydrogen
                          Burner Technology, Inc., dated October 9, 1999.
          10.23*+       Hydrogen Burner Technology, Inc. 401(k) Plan.
          10.24*+       Hydrogen Burner Technology, Inc. 2000 Stock Incentive Plan.

NUMBER                                          DESCRIPTION
------                  ------------------------------------------------------------
          10.25         Formation Agreement dated August 7, 1996 between Hydrogen
                          Burner Technology, Inc. and Sofinov Societe Financiere
                          d'Innovation, Inc.
          10.26**       Form of Stock Option Agreement and list of persons subject to such agreement.
          11            Statement of Computation of Earnings Per Share (this exhibit is omitted because the information is shown in the
                          financial statements and the notes thereto).
          23.1          Consent of KPMG LLP.
          23.2          Consent of Manatt, Phelps & Phillips, LLP (contained in
                          Exhibit 5.1).
          24.1*         Power of Attorney.
          27.1*         Financial Data Schedule.


----------------


* Previously filed in Registration Statement on Form S-1 filed on September 8, 2000.



**  To be filed by amendment.


+   Management and/or compensation plan or agreement.

    (b)  Financial Statement Schedules.

None

    All financial statement schedules not listed are omitted because they are inapplicable or the requested information is shown in the financial statements of the registrant or in the related notes to the financial statements.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

        (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rancho Dominguez, State of California, on the 2nd day of November, 2000.



                                                       Hydrogen Burner Technology, Inc.

                                                       By:              /s/ DAVID M. MOARD
                                                            -----------------------------------------
                                                                          David M. Moard
                                                              President and Chief Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated below:


                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                                                       President, Chief Executive
                 /s/ DAVID M. MOARD                        Officer and Director
     -------------------------------------------           (Principal Executive      November 2, 2000
                   David M. Moard                                Officer)

                                                       Chief Financial Officer and
                /s/ MICHAEL K. BURKE                        Assistant Secretary
     -------------------------------------------         (Principal Financial and    November 2, 2000
                  Michael K. Burke                          Accounting Officer)

                          *
     -------------------------------------------         Treasurer and Secretary     November 2, 2000
                     Larry Frost

                          *
     -------------------------------------------                Director             November 2, 2000
                   Roger Saillant

                          *
     -------------------------------------------                Director             November 2, 2000
                 Jean-Louis Exbrayat

                          *
     -------------------------------------------                Director             November 2, 2000
                 Dr. James N. Goffi

                          *
     -------------------------------------------                Director             November 2, 2000
                  Dr. Larry L. Berg

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                          *
     -------------------------------------------                Director             November 2, 2000
                      Ivan Roch

                          *
     -------------------------------------------                Director             November 2, 2000
                     Henry Wedaa

                          *
     -------------------------------------------                Director             November 2, 2000
                  Fred R. Seddiqui

                          *
     -------------------------------------------                Director             November 2, 2000
                    David Freeman



*By                   /s/ MICHAEL K. BURKE
             --------------------------------------
               Michael K. Burke, ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


NUMBER                                          DESCRIPTION
------                  ------------------------------------------------------------
            1.1**       Form of Underwriting Agreement.
            3.1**       Certificate of Incorporation.
            3.2**       Bylaws.
            4.1**       Form of specimen common stock certificate.
            4.2         See Exhibits 3.1 and 3.2 for provisions of our Certificate of Incorporation and Bylaws defining the rights of our
                          shareholders.
            5.1**       Opinion of Manatt, Phelps & Phillips, LLP, regarding
                          legality of the securities being issued.
           10.1**+      Hydrogen Burner Technology, Inc., Key Employee Contract with
                          Michael Burke dated May 15, 2000.
           10.2+        Hydrogen Burner Technology, Inc., Key Employee Contract with
                          David M. Moard dated August 1, 2000.
           10.3+        Hydrogen Burner Technology, Inc., Key Employee Contract with
                          Larry Frost dated August 1, 2000.
           10.4+        Hydrogen Burner Technology, Inc., Key Employee Contract with
                          Hazen Burford dated August 1, 2000.
           10.5+        Hydrogen Burner Technology, Inc., Key Employee Contract with
                          Richard Woods dated August 1, 2000.
           10.6**+      Form of Indemnity Agreement entered into by Registrant with each of its executive officers and directors.
           10.7*        Industrial/Commercial Lease between The Allan and Georgianna
                          Kolsky Trust and Hydrogen Burner Technology, Inc., dated
                          March 27, 1996.
           10.8*        Amendment to Industrial/Commercial Lease between The Allan and Georgianna Kolsky Trust and Hydrogen Burner
                          Technology, Inc., dated October 22, 1998.
           10.9*        Amendment to Industrial/Commercial Lease between The Allan and Georgianna Kolsky Trust and Hydrogen Burner
                          Technology, Inc., dated December 28, 1999.
           10.10*       Industrial/Commercial Lease between The Bloom Family Trust and Hydrogen Burner Technology, Inc., dated April 13,
                          2000.
           10.11        Reorganization Agreement dated September 7, 2000, among
                          Sofinov, Societe Financiere d'Innovation, Inc., Hydrogen
                          Burner Technology, Inc., Sofical Investment Corp. I,
                          Phoenix Gas Systems, LLC, Phoenix Hydrogen Systems, LLC
                          and the individuals named therein.
           10.12*       Common Stock and Warrant Purchase Agreement between Hydrogen
                          Burner Technology, Inc. and G.D.F. International dated
                          July 13, 2000.
           10.13*       Warrant of Hydrogen Burner Technology, Inc. issued to G.D.F.
                          International on July 13, 2000.
           10.14*       Distribution Agreement among Phoenix Gas Systems, LLC, Gaz de France and Hydrogen Burner Technology, Inc., dated July
                          13, 2000.
           10.15        [RESERVED]
           10.16*       Stock Purchase Agreement between Visteon Corporation and
                          Hydrogen Burner Technology, Inc., dated June 30, 2000.
           10.17*       Common Stock Purchase Agreement between Hydrogen Burner
                          Technology, Inc. and Dieter Bakic dated January 14, 2000.
           10.18*       Equipment Purchase and Service Agreement between Air Liquide
                          Canada, Inc. and Phoenix Gas Systems, LLC dated June 26,
                          1997.
           10.19*       Sales Agreement between DCH Technology, Inc. and Phoenix
                          Hydrogen Systems, LLC, dated January 15, 1997.
           10.20*       Development Agreement between Engelhard Corporation and
                          Hydrogen Burner Technology, Inc., dated January 19, 1999.
           10.21*       Agreement between H Power Corp. and Hydrogen Burner
                          Technology, Inc., dated December 7, 1994.

NUMBER                                          DESCRIPTION
------                  ------------------------------------------------------------
           10.22*       Subcontractor Agreement between H Power Corp. and Hydrogen
                          Burner Technology, Inc., dated October 9, 1999.
           10.23*+      Hydrogen Burner Technology, Inc. 401(k) Plan.
           10.24*+      Hydrogen Burner Technology, Inc. 2000 Stock Incentive Plan.
           10.25        Formation Agreement dated August 7, 1996 between Hydrogen
                          Burner Technology, Inc. and Sofinov Societe Financiere
                          d'Innovation, Inc.
           10.26**      Form of Stock Option Agreement and list of persons subject to such agreement.
           11           Statement of Computation of Earnings Per Share (this exhibit is omitted because the information is shown in the
                          financial statements and the notes thereto).
           23.1         Consent of KPMG LLP.
           23.2         Consent of Manatt, Phelps & Phillips, LLP (contained in
                          Exhibit 5.1).
           24.1*        Power of Attorney.
           27.1*        Financial Data Schedule.


--------------


* Previously filed in Registration Statement on Form S-1 filed on September 8, 2000.



**  To be filed by amendment.


+   Management and/or compensation plan or agreement.